9

Follow-Up Materials

06013754

82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME InBev S.A.

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MAY 25 2006

THOMSON FINANCIAL

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FILE NO. 82- 5759 FISCAL YEAR 12-31-05

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DAT : 5/25/06

Annual Report 2005

On track
FROM BIGGEST TO BEST

82-5159

12-31-05
AR/S


STELLA ARTOIS
BECK'S

InBev

Key Figures[1]

Volume[3]
MILLION HECTOLITERS



97
102
120
233.5
235.6
2001
2002
2003
2004
2005

Revenue
MILLION EURO



7 303
6 992
7 044
8 568
11 656
2001
2002
2003
2004
2005

EBITDA
MILLION EURO



1 533
1 394
1 498
2 116
3 339
2001
2002
2003
2004
2005

Million euro, unless stated otherwise	2005	2004[2]	2003	2002	2001
Revenue	11 656	8 568	7 044	6 992	7 303
Normalized EBITDA	3 339	2 116	1 498	1 394	1 533
EBITDA	3 132	2 329	1 498	1 394	1 533
Normalized profit from operations	2 439	1 255	839	836	884
Profit from operations	2 198	1 314	839	728	884
Normalized profit attributable to equity holders of InBev	1 024	621	505	467	537
Profit attributable to equity holders of InBev	904	719	505	467	698
Normalized earnings per share before goodwill	1.71	1.69	1.45	1.51	1.44
Earnings per share before goodwill	1.51	1.95	1.45	1.51	1.44
Dividend per share (euro)	0.48	0.39	0.36	0.33	0.29
Pay out ratio (%)	32.3	31.2	30.8	26.2	25.8
Weighted average number of ordinary shares (million shares)	600	480	432	431	429
Diluted weighted average number of ordinary shares (million shares)	603	483	434	435	434
Share price high (euro)	37.5	29.1	23.2	34.5	37.5
Share price low (euro)	24.6	20.3	15.0	19.1	25.5
Year-end share price (euro)	36.8	28.5	21.2	22.5	30.8
Market capitalization	22 355	16 442	9 141	9 712	13 257
Normalized return on invested capital (%)	11.3	13.3	10.6	11.2	10.6
Return on invested capital (%)	10.3	15.0	10.6	10.2	10.6
Net capex	1 077	725	595	510	488
Cash flow from operating activities	2 286	1 384	1 151	1 045	1 053
Cash interest coverage	4.9	7.5	7.6	6.8	5.4
Net financial debt	4 867	3 271	2 434	2 583	2 662
Debt equity ratio	0.42	0.39	0.52	0.55	0.55

[1] Refer to Glossary.
[2] 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based payment* (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption
[illegible] IAS 19 *Employee benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of profit attributable to equity [illegible]

On track FROM BIGGEST TO BEST

2005—the year in which two very different companies and cultures came together—was an exciting and productive one for InBev. Our financial results show that we are on track to achieve our vision—going from Biggest to Best. There are many ways, of course, for a company to measure 'best'. In terms of profitability, reaching our goal of a 30% EBITDA margin by the end of 2007 is a simple and straightforward way of tracking it.

Much more important in the long run is what is really behind InBev's vision: the best brands, the best practices, the best people and the best execution when it comes to connecting with consumers.

This cursor arrow—which you will find on selected pages of the 2005 Annual Report—is a sign that you can find more in-depth information on the subject on our website. To see that extra information, please go to:

www.InBev.com/AnnualReport2005


BRAHMA
With more than 24 million hectoliters sold in 2005,
Brahma is now the sixth largest beer in the world, one of the best selling
beers in Brazil, and a key brand in our global portfolio.

Headlines & Highlights 2005

March 22, 2005

InBev spices up the beer industry with the global launch of Brahma, the beer with the true spirit of Brazil—'Ginga'

The launch spanned 15 countries in markets around the world. Brahma is packaged in an iconic, contoured bottle with an original curve, and captures the authenticity of Brazil, bringing the country's attitude and lifestyle to consumers around the globe.

May 27, 2005

Distribution rights for Beck's in the U.K. come back from Scottish & Newcastle

This agreement brought forward the date on which Beck's was fully integrated into the InBev portfolio in the U.K., reaching approximately 500 000 hectoliters in 2005.

June 28, 2005

Stella Artois taps into the Brazilian beer market

InBev announced the launch of Stella Artois in Brazil, following the success the brand experienced after its November 2004 launch in Argentina. Stella Artois will now also be produced at AmBev's brewery in the state of São Paulo.

June 30, 2005

InBev signs outsourcing agreement with IBM and BT for its information technology infrastructure

This initiative fits seamlessly into our current drive for superior efficiency and will provide InBev with state-of-the-art infrastructure.

July 18, 2005

InBev acquires Tinkoff Brewery in St. Petersburg

Russia's fourth-largest independent brewer in terms of capacity, Tinkoff immediately adds one of the fastest growing domestic super premium brands, as well as 2.3 million hectoliters of capacity (expandable to 4.8 million), to InBev's current Russian platform. The acquisition will act as a lever to InBev's organic growth in Russia, and is part of our strategic approach to targeted, value-creating external growth.

July 20, 2005

InBev sells stake in Bremer Erfrischungsgetränke to Coca-Cola

InBev's divestiture from Bremer Erfrischungsgetränke is a result of our commitment to releasing invested capital from a non-core asset, thereby enabling a sharper focus on our German beer business.

August 1, 2005

InBev and Lion Nathan New Zealand sign distribution agreement for Leffe and Hoegaarden in New Zealand

This distribution agreement follows LNNZ's success with InBev's premium portfolio of Belgian brands for several years. It reaffirms the commitment the two companies made in 2002, when they signed a ten-year license contract giving LNNZ the right to brew, distribute and market Stella Artois.

August 5, 2005

InBev sells stake in Spanish brewer Damm

The sale of InBev's minority stake in Damm is another example of our increased discipline in capital allocation, and is in line with InBev's objective of freeing up capital to focus resources on critical strategic initiatives.

September 2, 2005

InBev acquires 100% ownership of KK's brewing activities in China

InBev acquired the remaining 30% interest in KK's brewing activities, located in the Zhejiang Province. The transaction improves our position in the province, where InBev boasts a 50% market share. It is also a further step in our move to consolidate and strengthen InBev's position in China.

Guide to Our Business

	Volumes all products YR 2005 (million hl) [1]	Market position YR 2005	Market share YR 2005 [1]	Number of beverage plants as per Dec 31, 2005	Trading names
Global	235.6	No. 1			
North America	14.7				
Canada	9.1	No. 2	41.0%	6	Labatt Brewing Company Ltd
Cuba	0.9	No. 2	35.6%	1	Cerveceria Bucanero S.A.
USA	4.7	No. 3 [5]	9.1% [2]	1	InBev USA LLC
Latin America	114.4				
Brazil – Beer	62.4	No. 1	68.3%	23 [12]	Companhia de Bebidas das Américas AmBev S.A.
Brazil – Soft Drinks	20.3	No. 2	17.3%	4	Companhia de Bebidas das Américas AmBev S.A.
Dominican Republic – Beer	0.1	No. 2	4.5%	1	Embotelladora Dominicana CXA (Embodom)
Dominican Republic – Soft Drinks	1.3	No. 1	61.8% [15]	1	Embotelladora Dominicana CXA (Embodom)
Guatemala	0.4	No. 2	19.2% [15]	1	Industrias Del Atlantica S.A.
Ecuador	0.3	No. 2	12.3% [15]	1	Cervesur S.A.
Peru – Beer	0.3	No. 2	4.8% [15]	1	Compañia Cervecera AmBev Peru S.A.C.
Peru – Soft Drinks	2.1	No. 2	17.0% [15]	1	Compañia Cervecera AmBev Peru S.A.C.
Venezuela – Beer	2.1	No. 3	14.2% [15]	1	CA Cervecera National (CACN)
Bolivia [11]	2.3	No. 1	97.3%	4	Cervecería Boliviana Nacional S.A.
Paraguay [11]	2.0	No. 1	96.0%	1	Cervecería Paraguaya S.A.
Uruguay – Beer [11]	0.7	No. 1	97.3%	2	Uruguay FNC S.A.
Uruguay – Soft Drinks [11]	0.4	–	13.3%	0	Uruguay FNC S.A.
Argentina – Beer [11]	10.9	No. 1	77.8%	6	Maltería Quilmes S.A.I.C.A. y G.
Argentina – Soft Drinks [11]	8.2	No. 2	19.9%	5	Maltería Quilmes S.A.I.C.A. y G.
Chile [11]	0.6	No. 2	11.6%	1	Cervecería Chile S.A.
Western Europe	39.7				
Belgium	6.3	No. 1	57.2% [15]	4	InBev Belgium S.A.
France	2.4	No. 3	9.0%	0	InBev France S.A.S.
Luxembourg	0.2	No. 1	45.1%	1	Brasserie de Luxembourg Mousel-Diekirch S.A.
Netherlands	2.4	No. 2	13.8%	2	Interbrew Nederland NV
U.K. [3]	12.3	No. 2	18.8%	3	InBev U.K. Ltd
Germany – Beer	10.3	No. 2	10.1%	8	InBev Deutschland Vertriebs GmbH & Co. KG
Germany – Soft Drinks	0.5 [4]	–	–	0	InBev Deutschland Vertriebs GmbH & Co. KG
Italy	1.4	No. 4	8.0%	0	InBev Italia srl
Export/Licenses as handled by Western Europe Zone	3.9	–	–	–	
Central & Eastern Europe	38.0				
Bulgaria	1.4	No. 1	31.4%	2	Kamenitza AD
Croatia	1.5	No. 1	42.1%	1	Zagrebacka Pivovara D.D.
Czech Republic	2.3	No. 2	14.4%	3	Pivovary Staropramen a.s.
Hungary	2.2	No. 1	29.2%	1	Borsodi Sorgyar Rt
Serbia-Montenegro	3.0	No. 1	46.0%	2	Trebjesa AD
Romania	2.6	No. 3	16.6%	3	Interbrew Romania S.A., Interbrew Efes Brewery S.A.
Russia	15.4	No. 2	17.6%	9	Open Joint Stock Company SUN Interbrew
Ukraine – Beer	7.7	No. 1	35.8%	3	Open Joint Stock Company Sun Interbrew Ukraine LLC
Ukraine – Soft Drinks	0.7	–	–	0	Open Joint Stock Company Sun Interbrew Ukraine LLC
Export/Licenses as handled by Central & Eastern European affiliates	1.2	–	–	–	
Asia Pacific	27.0				
China [10]	19.2	No. 3 [7]	9.2% [7][16]	27 [13][7]	InBev Management (Shanghai) Co. Ltd., Zhuijang Beer Group Company
South Korea	7.2	No. 2	41.7%	3	Oriental Brewery Co, Ltd
Export/Licenses as handled by Asia Pacific region	0.6	–	–	–	
Global Exports/Licenses [8]	1.8	–	–	–	–

1 Pro forma full 12-month volumes and shares according to scope on Dec 31, 2005.
2 Within segment 'Imports and Domestic Specialities'. Excludes Mexican FEMSA-brands.
3 Excludes Beck's U.K. volumes as handled by S&N.
4 Excludes Coca-Cola bottling activities.
5 Within segment 'Imports'.
6 Registered brands owned by our partners.
7 Zhujiang counted for 100%.
8 Sales under responsibility of the central International department.
9 'Brewed under license' or 'bottled under exclusive bottling agreement'.

Global brands				Main local brands
Beck's	Brahma	Stella Artois	Leffe	Alexander Keith's, Boomerang, Budweiser [9], Kokanee, Labatt Blue, Blue Light, Labatt Sterling, Labatt Ice, Wildcat
Beck's				Bucanero [6], Bucanero Malta [6], Cristal [6], Mayabe [6]
Beck's	Brahma	Stella Artois	Leffe	Bass, Belle-Vue, Bohemia, Boddington's, Labatt Blue, Blue Light, Haake-Beck, Hoegaarden, Löwenbräu, Rolling Rock, Rock Green Light, St. Pauli Girl
	Brahma	Stella Artois		Antarctica, Bohemia, Caracu, Kronenbier, Polar, Serramalte, Skol
				Guarana Antarctica, Pepsi [9]
	Brahma			
				Pepsi [9], 7Up [9], Red Rock
	Brahma [14]			
	Brahma			
	Brahma			
				Concordia [9], Pepsi [9], Triple Kola [9]
	Brahma			
				Ducal [6], Pacena [6], Taquina [6]
	Brahma			Baviera [6], Ouro Fino, Pilsen [6]
				Nortena [6], Patricia [6], Pilsen [6]
	Brahma	Stella Artois		Andes [6], Iguana [6], Norte [6], Quilmes [6], Quilmes Cristal [6]
				7Up [9], Pepsi [9]
	Brahma			Baltica [6], Becker [6]
Beck's	Brahma	Stella Artois	Leffe	Belle-Vue, Hoegaarden, Jupiler
Beck's	Brahma	Stella Artois	Leffe	Boomerang, Hoegaarden, La Bécasse, Loburg
Beck's	Brahma	Stella Artois	Leffe	Belle-Vue, Diekirch, Jupiler, Mousel
Beck's	Brahma	Stella Artois	Leffe	Dommelsch, Jupiler, Hertog Jan, Hoegaarden, Oranjeboom
Beck's	Brahma	Stella Artois	Leffe	Bass, Boddington's, Castlemaine XXXX [9], Hoegaarden, Labatt, Murphy's [9], Oranjeboom, Rolling Rock, Staropramen, Tennent's
Beck's		Stella Artois	Leffe	Diebels Alt, Diebels Light, Dimix, Franziskaner, Gilde, Haake-Beck, Hasseröder, Lindener, Löwenbräu, Schwarzer Herzog, Spaten, Staropramen, Wolters
Beck's		Stella Artois	Leffe	Tennent's Super
Beck's		Stella Artois	Leffe	
Beck's		Stella Artois	Leffe	Astika, Burgasko, Kamenitza, Pleven, Slavena
Beck's		Stella Artois	Leffe	Izzy, Ozujsko
Beck's		Stella Artois	Leffe	Branik, Kelt, Mestan, Ostravar, Staropramen, Vratislav, Velvet
Beck's		Stella Artois	Leffe	Borostyan, Borsodi Barna, Borodi Bivaly, Borsodi Polo, Borsodi Sör, Holsten [9]
Beck's		Stella Artois		Jelen, Nik Cool, Nik Gold, Niksicko Pivo, Niksicko Tamno
Beck's		Stella Artois	Leffe	Bergenbier, Caraiman [9], Efes [9], Noroc
Beck's	Brahma	Stella Artois	Leffe	Bagbier, Klinkskoe, Pikur, Premier, Rifey, Sibirskaya Korona, Staropramen, T, Tinkoff, Tolstiak, Volzhanin
Beck's	Brahma	Stella Artois	Leffe	Chernigivske, Rogan, Staropramen, Taller, Yantar
Beck's				Baisha, Double Deer, Jinling Yali, Jinlongquan, KK, Lulansha, Santai, Shiliang, Zhujiang [6], Supra [6], Zhujiang Fresh [6]
Beck's	Brahma	Stella Artois	Leffe	Budweiser [9], Cass, Cafri, OB
Beck's	Brahma	Stella Artois	Leffe	
Beck's	Brahma	Stella Artois	Leffe	

10 Excludes the acquisition of Fujian Sedrin as closed in 2006. Fujian Sedrin adds over 8 million hl to InBev China.

11 QUINSA-affiliates: pro rata consolidated into the financial part of this Annual Report.

12 Brazil: 12 pure breweries and 11 mixed plants.

13 Includes breweries and bottling plants.

14 Brahva.

15 Not directly comparable to reported 2004 shares due to changed tracking methologies.

16 Based on final market numbers for China; the comparable 2004 share is 9.0%.



Management

The Executive Board of Management (EBM) is InBev's global leadership team. It has played a major role in keeping InBev on track to achieve our vision. The EBM's complementary skill sets give our company excellent leadership capabilities across all aspects of the business.

The team has demonstrated the ability to consistently integrate new businesses while delivering sustainable growth. Members come from both AmBev and the former Interbrew. The EBM has integrated best practices from both companies to create a new InBev way of working.

Letter to Shareholders

2005 was the first full year that InBev operated as a single, integrated global organization, speaking with one voice, and starting to apply best practices across disciplines and borders. Our normalized EBITDA margin for 2005, at 28.6 %, was up organically 193 basis points from 2004. This growth demonstrates the soundness of our business strategy and places us firmly on track to reach our target of 30 % EBITDA margin by 2007.

InBev has an ambitious dream which is not easy to reach, but we are determined to stretch and achieve it. This dream—this vision—is to go from Biggest to Best. It is a great vision, because it is all about winning, for shareholders and employees alike.

In 2005, there was a tremendous amount of rapid change for the company, and although this will not win us any races, it is a foundation on which we can build the best brands, the best practices and processes, the best people and the best connections with our consumers.

We launched comprehensive training and leadership programs, and rolled out an entirely reformulated corporate culture based on new values and incentives. We initiated a target-setting program which rewards employees based on individual performance. This program represents a sea change in how the company operates, bringing greater focus on the achievement of targets. Every person at InBev is now truly taking full ownership in his or her personal role, and has a real, tangible stake in the success of the company. InBev is working to build its business with the right people—people who live the company culture.

In terms of financial performance, this year was a particularly good one for InBev. Our normalized EBITDA grew 15 % organically and our normalized EBITDA margin grew from 26.1 % to 28.6 %.

Our volume grew 5.4 % organically. Beer volume reached 192 million hectoliters and our soft drink volume reached 32 million hectoliters. All our Zones grew EBITDA organically year-over-year, and three out of the five Zones grew volume organically.

Our global brands also had a very good year: Stella Artois grew by 1.1 %; Beck's by 13.5 %; Brahma by 15.9 %; and Leffe by 10.3 %. These four global brands are well-positioned in many different markets, creating enduring bonds with consumers by providing experiences that bring people together.

In terms of targeted external growth—with the key word being 'targeted'—we are also on track. Our acquisition of Tinkoff in St. Petersburg was critical to InBev's continued success in that expanding market. Acquiring Tinkoff immediately increased our capacity by more than 2 million hectoliters, which, over time, is expandable to nearly 5 million hectoliters. In China, InBev's buyout of the KK minority stake strengthened our position in that exciting, important market. We now have a leading presence in the most affluent, southeastern part of the country.

We successfully integrated corporate responsibility into our business strategy, publishing InBev's first online Global Citizenship Report, as well as our Corporate Governance Statement, Code of Business Conduct and Code of Dealing. We replaced our Code of Marketing Conduct—which applies to all our brand-related and commercial communications—with a revised Commercial Communications Code, incorporating values from both Interbrew and AmBev.

In just one year, InBev has become a truly global brewer, integrating two corporate cultures. There has been a host of changes, and there will be more as the organization sharpens its focus on consumers. There is no question that our company today has matured from the company it was just a few years ago. But at the end of the day, our results show this to be a positive change.

Pierre Jean Everaert
CHAIRMAN OF THE BOARD

Carlos Brito
CHIEF EXECUTIVE OFFICER



InBev's normalized EBITDA grew 15% organically and our normalized EBITDA margin increased from 26.1% to 28.6%, demonstrating the soundness of our business strategy.



Executive Board of Management

Carlos Brito
Zone President, North America, 2005
Chief Executive Officer, 2006

Born in 1960, Carlos joined AmBev in 1989. His previous employers were Shell Oil and Daimler Benz. A Brazilian citizen, Brito holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro and an MBA from Stanford University. At AmBev, he held various positions in Finance, Operations and Sales. He was made Zone President, North America when InBev was formed in August 2004, before being appointed Chief Executive Officer in January 2006.

Claudio Garcia
Chief Information & Services Officer

Born in 1968, Claudio joined AmBev as a trainee in 1991, after receiving a degree in Economics from the Federal University of Rio de Janeiro. A Brazilian citizen, Claudio held various positions in Finance and Operations before being appointed IT & Shared Services Director in 2002. Claudio took the position of Chief Information & Services Officer for InBev in January 2005.

Luiz Fernando Edmond
Zone President, Latin America

Born in 1966, Luiz Fernando joined AmBev in 1990 after starting his professional career with Banco Nacional in Brazil. A Brazilian citizen, Luiz Fernando holds a degree in Production Engineering from the Federal University of Rio de Janeiro. At AmBev, he held various positions in the commercial area, Operations and Distribution. He was appointed InBev's Zone President, Latin America in January 2005.

Brent Willis
Zone President, Asia Pacific

Born in 1960, Brent joined Interbrew in 2002 as Chief Marketing & Sales Officer. Brent began his career as a Captain in the U.S. Army. He then worked at Kraft and later Coca-Cola, where he held various senior general management and commercial leadership roles. An American citizen, Brent holds a BSc in Engineering from the United States Military Academy at West Point and an MBA from the University of Chicago. He was appointed Chief Commercial Officer in September 2003, and became Zone President, Asia Pacific in July 2005.

Steve Cahillane
Chief Commercial Officer

Born in 1965, Steve joined Labatt USA in 1998 as Vice President, Sales, and two years later became President of that organization. An American citizen, Steve earned a BA from Northwestern University and an MBA from Harvard. Steve began his career as a Sales Representative for E&J Gallo Wineries. He then became General Sales Manager for Gallo, and later set up his own craft brewery in Chicago. He served as President of Interbrew U.K. & Ireland from 2003, and was appointed Chief Commercial Officer at InBev in August 2005.

Peter Vrijsen
Chief People Officer

Born in 1954, Peter joined Interbrew in 2003. A Dutch citizen, he holds a Masters in Organizational Development from the University of Tilburg. Prior to Interbrew, Peter held several international Human Resources positions at General Electric, Royal Packaging van Leer and Metro Cash & Carry.



Sabine Chalmers
Chief Legal & Communications Officer

Born in 1965, Sabine joined InBev in 2004 from Diageo, where she held a number of senior legal positions since 1993, including General Counsel, North America. Prior to Diageo, Sabine was an associate at Lovells in London, specializing in M&A and commercial property transactions. A German citizen, Sabine holds an LL.B from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. She provides expertise on all legal aspects of InBev's operations and acts as Secretary to the Board.

John Brock
Chief Executive Officer, 2005

Born in 1948, John joined Interbrew as its Chief Executive Officer in February 2003, bringing with him almost 25 years of experience in the global beverage industry. An American citizen, John holds an MSc in Chemical Engineering from the Georgia Institute of Technology. John started his professional career at Procter & Gamble before joining Cadbury Schweppes in 1983. He held senior positions in a number of geographies, was appointed to the Cadbury Schweppes Board in 1996, and became Chief Operating Officer of that company in 2000.

Stéfan Descheemaeker
Zone President, Central & Eastern Europe, 2005
Zone President, Western Europe, 2006

Born in 1960, Stéfan joined Interbrew in 1996. He began his professional career with the Belgian Ministry of Finance, and then moved on to Banque Paribas. A Belgian citizen, Stéfan holds a degree in Commercial Engineering from the Solvay Business School in Brussels. At Interbrew, he led Business Development & External Growth Strategy from 1996 to 2004. He was appointed Zone President, U.S. & Latin America in 2003. In 2005, Stéfan became Zone President, Central & Eastern Europe. In December 2005, he took over the Western European Zone and was appointed to the Convergence Committee.

André Weckx
Chief Technical Officer

Born in 1953, André joined Interbrew in 1982 as Plant Manager for Diamond Breweries in Nigeria. He started his professional career with the Beltex Corporation in Texas. A Belgian citizen, André holds a degree in Chemical Engineering & Agricultural Industries from the University of Leuven. At Interbrew, he worked as a Plant Manager in various international locations, and then held senior Operations positions before being appointed Chief Technical Officer in September 2003.

Stewart Gilliland
Zone President, Western Europe, 2005

Born in 1957, Stewart joined Whitbread in 1984 from Pedigree Petfoods (Mars Group). A British citizen, Stewart holds a BA (Hons) in Business Studies. He held various positions in Marketing and Sales at Whitbread and Interbrew U.K., where he was made Chief Executive in 2001. In September 2003, he was appointed Zone President, Canada, and later became InBev's Zone President for Western Europe.

Felipe Dutra
Chief Financial Officer

Born in 1965, Felipe joined AmBev in 1990 from Aracruz Cellulose. A Brazilian citizen, Felipe holds a degree in Economics from Candido Mendes and an MBA in Controlling from the University of São Paulo. At AmBev, he held various positions in Treasury and Finance before being appointed General Manager of AmBev's subsidiary, Fratelli Vita. In January 1999, Felipe was named AmBev's Chief Financial Officer; in January 2005, he became InBev's Chief Financial Officer.

Jo Van Biesbroeck
Chief Strategy & Business Development Officer

Born in 1956, Jo joined Interbrew in 1978. He holds a degree in Economics from the University of Leuven. A Belgian citizen, Jo's career at Interbrew has included various positions in Controlling and Finance. He became Senior Vice President, Corporate Strategy in 2003. In December 2004, Jo was appointed Chief Strategy & Business Development Officer.

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Markets

InBev's operations are divided into five geographic Zones : North America, Latin America, Western Europe, Central & Eastern Europe and Asia Pacific. Each area is headed by a Zone President, who also serves on the Executive Board of Management.

13

Our Global Vision

As we pursue our journey from Biggest to Best, the message is clear—InBev is on track. Our geographical footprint emphatically demonstrates the logic of the AmBev-Interbrew combination, and generates a good balance between developing and developed markets. We are outpacing the industry in terms of growth, in implementing best-practice efficiency programs and in tackling costs through aggressive use of Zero-Based Budgeting.

InBev is focusing on critical objectives in the areas of efficiency, price/mix movement, organic volume growth and organic revenue growth. Our goal is to achieve an organic volume growth of two times the industry growth, and an organic revenue growth of 1% above the organic volume growth. A goal we managed to reach and even to surpass. In 2005, we grew our total unit volume by 5.4%, led by major increases in developing markets, such as Brazil, Argentina, Russia, Ukraine and China, and offsetting challenges we faced in our developed markets, Western Europe and North America. We also achieved a total revenue growth of 7.2%.

Our fastest-growing Zones in 2005 were Latin America and Central & Eastern Europe, but we had significant achievements in every Zone. Geographical diversification is one of the keys to InBev's continuing success—not every market always performs at peak levels, and the best way to hedge against a downturn in any given market is to maintain a strong presence in many markets. This balance is exactly what we have managed to achieve.


14.0%
12.2%
11.0%
8.1%
4.4%
InBev
SABMiller
Anheuser Busch
Heineken
Carlsberg

IMPACT Databank 2004 numbers, adjusted for 2005 M&A events and latest estimate of "organic growth 2005" as sourced from Investment Bankers' Reports.

Top 5 Global Brewers
— Market Share, 2005


STELLA ARTOIS
BRAHMA
BECK'S
Leffe

InBev's global brand portfolio is one of the fastest growing of any major beer company.





On track

InBev's global footprint is yielding tangible results—in 2005, total unit volume increased by 5.4%.



On track

By piloting Zero-Based Budgeting, the North America Zone reduced costs by €40 million in 2005.


STELLA ARTOIS
ALEXANDER KEITH'S
Kokanee

"This year the North America team once again showed its value and commitment to the business. Even in the presence of tough market conditions, our people delivered some impressive results."

Carlos Brito

North America

In the U.S., Stella Artois was expanded across the nation and the brand registered more than 60% growth, with one-third of the volume growth coming from new or enlarged markets. Margins were very good, particularly in New York City, and Stella Artois is now America's fastest-growing imported premium beer by volume.

In Canada, we grew five of the six brands on which InBev focused investments, with Stella Artois, Alexander Keith's, Kokanee, Budweiser and Bud Light all driving market share growth in Quebec and Western Canada. Together, the five represent more than 50% of our Canadian business. In Ontario, we continued to focus on addressing the issue of discount brands.



81.9
76.5
83.4
77.6
68.1
67.8
North America
USA
Canada
1999
2005 Provisional
Canadean - Global Beer Trends 2005

North America and the 2 biggest markets
— Beer Consumption in liters per capita

There were many challenges for InBev's people in North America. This was a transition year for us, and a number of changes occurred in a very short period of time.

One important headline concerning our operations this year was the piloting and acceptance by our colleagues of the cost-conscious mindset and Zero-Based Budgeting. In addition to two brewery closures in Canada as part of our footprint-optimization program, InBev cut spending in the Zone by more than 40 million euro—an achievement which had a significant impact on the bottom line.

In 2005, our people piloted several other programs, including target-setting—and the cascading of variable compensation based on achieving those targets—as well as the Voyager Plant Optimization (VPO) program. What was learned in North America greatly helped InBev in our global VPO roll-out.

Going forward, InBev's North America Zone will focus on execution in the marketplace, clear brand choices and continuing to manage costs aggressively.

More to read Online



"We owe a great deal of thanks to our people in this Zone for their positive attitude while piloting so many different projects, including target-setting."

Peter Vrijsen
CHIEF PEOPLE OFFICER

On track

In 2005, our beer market-share in Brazil reached 68.3 %, compared to 66.2 % in the previous year.


SKOL
ANTARCTICA

"It's exciting to see occasion-based marketing being implemented so successfully in Latin America."

Steve Cahillane
CHIEF COMMERCIAL OFFICER

Latin America

The Brazilian market, which represents the predominant portion of InBev's business in Latin America, is growing for the third year in a row—in both the beer and soft drinks categories—after a long period of a nearly flat beer market. Overall, expansion into new markets is going well. An excellent example of this is the launch of Brahma in the Dominican Republic and Ecuador.

Market execution and distribution are being delivered at a high level, and our premium brands—Choppe da Brahma and Bohemia—are growing at twice the rate of the core brands. Stella Artois was successfully launched, and InBev is currently developing occasion-based marketing, which is new since the merging of AmBev and Interbrew. We also successfully launched Bohemia Confraria and the insulated can (based on the Labatt Cold One). Skol Beats is now considered the most innovative brand in Brazil, and as part of the national Events Platform, the Skol marketing team is 'bringing the beach' to the interior of the country. We expect many more innovation successes in 2006.

Across the Zone, revenue-management initiatives were implemented, and real growth in net revenue was equal to, or above, inflation; while beer-price increases to consumers were in line with inflation.

We continued to strengthen our relationship with key third-party distributors, striving to enable each of them to represent all of our brands. At the same time, we continued to focus on InBev's proprietary, direct-distribution system, which accounted for 50 % of our total volume.

In terms of soft drinks, EBITDA margin expanded even further, helped by right-size package positioning—for example, the new 2.5-liter PET bottle.


40.9
42.4
46.7
48.3
50.9
52.5
71.9
84.0
44.6
39.7
34.5
35.0
Latin America
Brazil
Mexico
Venezuela
Colombia
Argentina
1999
2005 Provisional
Canadean - Global Beer Trends 2005

Latin America and the 5 biggest markets
— Beer Consumption in liters per capita

More to read Online



"We continued to strengthen our market position and improve our EBITDA margins in 2005."

Luiz Fernando Edmond
ZONE PRESIDENT, LATIN AMERICA


BECK'S
Diebels
Leffe

On track

In Germany, our branded volumes increased organically by 6.6 % in 2005.



"VPO is InBev's first initiative to align all our acquired breweries, and the first which brings together best practices from AmBev and the former Interbrew."

André Weckx

Western Europe

InBev faced some challenges in 2005 in Western European markets. Despite difficult market conditions we broadened our consumer base in Germany—where the beer market was declining—through the introduction of successful innovations such as Beck's Green Lemon. This brand joined the previously introduced Beck's Gold, which continues to grow. Beck's Green Lemon has a strong appeal to non-traditional beer consumers.

Overall, the Beck's brand continued to perform extremely well, registering 18.9 % volume growth. Also in Germany, Diebels—whose heritage and name carry significant weight—launched Diebels Pils, which has performed positively. In addition, five German brands—Beck's, Beck's Gold, Hasseröder, Diebels and Dinkelacker—are now available in PerfectDraft, our home-draught system.

In Italy, InBev now has a strong import portfolio, leveraged by Beck's, whose full rights we regained. In France one of our four global brands, Leffe, grew by 13.1 %.



78.8
75.4
130.1
114.6
103.1
98.4
69.7
88.9
38.8
33.3
27.2
30.2
Western Europe
Germany
UK
Spain
France
Italy
1999
2005 Provisional
Canadean - Global Beer Trends 2005

Western Europe and the 5 biggest markets
— Beer Consumption in liters per capita

In Ireland, both Stella Artois and Beck's were up 25 %, supported by invested savings coming from Northern Ireland. Challenging markets in both England and Wales are the result of stiff pricing competition, in addition to the fact that many retailers are consolidating. In Scotland, Tennent's, now the highest-volume brand in the region, has installed new counter mounts in the on-trade, providing more visibility and better temperature control. The music festival Tea in the Park, which is sponsored by Tennent's, is a real institution and provides an excellent vehicle for connecting with young adult consumers.

One of the more important global initiatives taken this year was the Voyager Plant Optimization (VPO) program, which encourages the sharing of best practices across borders. VPO's impact in the Western Europe Zone, which includes more than 30 breweries, was significant. The program enables us to realize the full potential of each brewery by finding the most effective way to organize and manage every production process, and by developing a standard toolkit for incorporating best practices. The results are improvement in performance and dramatic reduction in costs.

More to read Online



"The Voyager Plant Optimization program in this Zone will be instrumental in ensuring that InBev sustains a culture of continuous improvement."

Stewart Gilliland
ZONE PRESIDENT, WESTERN EUROPE, 2005



On track

InBev's results in Russia are at an all-time high: market share increased from 15.6% to nearly 18% in 2005, and we are expanding capacity rapidly.



"The right combination of top-line growth and cost discipline has contributed to our overall success in this Zone. Underpinning this success is the motivation of our people, who have responded well to the challenges of a very competitive business environment."

Stéfan Descheemaeker
[illegible] CENTRAL & EASTERN EUROPE, 2005

Central & Eastern Europe

In 2005, InBev realized 10.7 % organic volume growth in Central & Eastern Europe. This Zone made the difference by rapidly building brands, such as Brahma.

In Russia and Ukraine, increasing capacity has been the priority, as business is exploding. Results in Russia are at an all-time high: InBev market share increased from 15.6 % to nearly 18 % in 2005. The Brahma launch was a success, while Klinskoe and Sibirskaya Korona maintained solid growth. Tolstiak and Bagbier also improved notably.

InBev's Russian growth is mainly in the east of the country, while the majority of our breweries are in the west. We have therefore expanded the capacity at our Omsk brewery from less than 1 million to 6 million hectoliters in just six years. Capacity in several breweries was increased during the year.

The acquisition of the Tinkoff Brewery in St. Petersburg also augments capacity in the west, adding 2.3 million hectoliters (expandable to 4.8 million) to InBev's Russian platform. A local brewing presence provides InBev's Russian operations with a growth platform and will leverage our national sales and distribution network.

InBev leads the Ukrainian beer market, where we have an excellent portfolio. Our share of this booming market increased to 35.8 %. Our distribution system is working smoothly and Beck's and Brahma saw success.


36.3
53.6
29.9
61.7
59.9
77.6
16.9
40.7
161.8
160.7
49.0
63.2
Central & Eastern Europe
Russia
Poland
Ukraine
Czech Republic
Romania
1999
2005 Provisional
Canadean - Global Beer Trends 2005

Central & Eastern Europe and the 5 biggest markets
— Beer Consumption in liters per capita

In the Balkans, we are back in the top position in the Bulgarian market. In Romania, Bergenbier is growing volume, Beck's was successful and our core brands have done well. Our performance in Montenegro allowed InBev to take an 85 % market share—in contrast to Serbia, which had a difficult year due to tax and price issues. InBev now has a new sales force and management team there, who will stay ahead of the competition. Restructuring has already shown results.

In the Czech Republic, where we hold the number two market position, Staropramen continues to gain status. The Croatian market is more competitive, and the distribution system is consolidating. However, InBev has been able to cut expenses and focus on Points of Connection. EBITDA is also up. In Hungary, business was impacted by an ongoing local price war.

More to read Online



"The key driver for acquiring the Tinkoff Brewery was the immediate alleviation of short-term capacity constraints which we have faced in this region."

Felipe Dutra
CHIEF FINANCIAL OFFICER



On track

2005 saw huge volume, capacity and market-share increases in China, as well as double-digit profit in the challenging Korean market.


Cass
Fresh

"InBev has made significant strides in China in terms of upgrading its core brands, and was recognized by the Chinese government as having more 'famous' brands — including Jinlongquan, Double Deer and Zhujiang — than anyone else."

Brent Willis
ZONE PRESIDENT, ASIA PACIFIC

Asia Pacific

In China, 2005 was our first full year as an integrated company—InBev China. We entered the premium segment for the first time with Double Deer Premium Light and Red Rock, two brands which sold very well. Organic volume growth overall was 9.9 %, outpacing the market. We grew market share in each of our seven major provinces, and on a consolidated basis, we grew total market share in those provinces from 28.2 % to 30 %.

In the province of Zhejiang, Double Deer Premium Light had major success, going from zero to over 90 % market-share of the premium segment during the last 18 months. This is due in part to the effective implementation of new, innovative country-wide sales processes and training programs. We also received the Best Foreign Brewer Award from the China Beer Association.

Other activities in China included the acquisition of the remaining 30 % interest in KK, with its capacity of 3 million hectoliters the leading brewer in Zhejiang. KK currently holds 80 % market-share in the city of Ningbo, the second largest harbor in China after Shanghai. This transaction represents a further step in our move to consolidate and strengthen our position in China.

InBev has focused on getting the basics right and integrating all of our businesses in China. We are reducing expenses to become the low-cost producer in China, and are enhancing our sales and distribution capabilities.

In South Korea, EBITDA was up 13 %—a significant improvement when compared with the last five years—and InBev grew market share for the first time in ten years, going from 41 % to 41.7 %. Cass, offsetting the decline of OB, accelerated its growth, achieving a 9.1 % volume increase in a highly competitive, downward-moving market. InBev has many new faces in its organization, including—for the first time—a Korean Country President. We have also promoted many local managers and have reduced costs by more than 15 million euro.

Brahma was launched in Australia and New Zealand, where Stella Artois and Beck's achieved 26 % volume growth. We signed a license agreement for Leffe in New Zealand, and draught Kriek Belle-Vue was launched in Australia.



10.5
13.1
16.2
23.4
57.1
52.3
32.1
35.7
16.5
25.6
92.9
83.3
Asia Pacific
China
Japan
South Korea
Thailand
Australia
1999
2005 Provisional
Canadean - Global Beer Trends 2005

Asia Pacific and the 5 biggest markets
— Beer Consumption in liters per capita

More to read Online



"In the Yangtze River Delta provinces—which in population are the size of countries—we have done a good job of establishing our principal and secondary brands and supporting them, relying on our longstanding relationships with local partners."

Sabine Chalmers
CHIEF LEGAL & COMMUNICATIONS OFFICER


– Struck up a conversation with a stranger.
– Realised he wasn't that strange.
Leffe
Savour Life. Savour Leffe.®



Business

As InBev goes from Biggest to Best, the success of our business relies on certain key elements—most notably our outstanding portfolio of global and local brands, and how we bond with consumers at the Point of Connection.

Global Brands

For InBev's global brands—Stella Artois, Brahma, Beck's and Leffe—2005 was a very good year. The worldwide introduction of Brahma, along with many launches in new markets of the other three brands, have increased the depth and breadth of our global portfolio.

Stella Artois

Now the world's fifth-largest international brand (the category does not include domestic sales), Stella Artois' volume has doubled in the last eight years, from 4.8 million to almost 10 million hectoliters. Its upscale positioning was achieved in part through non-traditional beer-marketing activities, such as an independent film-festival sponsorship and fine-dining consumer promotions.

Although Stella Artois is still the market leader in the premium lager segment in the U.K., the gap between the brand and its competitors narrowed in 2005. A line extension, Artois Bock, was launched, and there are other initiatives planned in 2006 to reinforce its leadership position in this important market.

By fully implementing the key elements of the global Stella Artois mix, both brand equity and volume are growing solidly.

Brahma

The underlying theme and key message of the Brahma launch was that Brahma brings what Brazilians call 'ginga' to the consumer. 'Ginga' is all about living with effortless flair and having a positive attitude in a way that is uniquely Brazilian.

Brahma's taste is light and refreshing, and has a clean, crisp finish. The highly original curved bottle with embossed lettering fits ergonomically into consumers' hands, while simultaneously respecting Brahma's roots, which trace back to 1888.

Brahma experienced tremendous success in Russia, where it won the 2005 Silver EFFIE Award in the Best Brand category and attained eighth position in the crowded super-premium segment; and in Ukraine, more than 300 000 people took to the streets on the day of the launch. In Canada, the 2005 launch was successful—however, national roll-out will occur in 2006. In the U.S., we launched Brahma in two test markets: Florida and Southern California.


STELLA ARTOIS
BRAHMA
BECK'S
Leffe



"Stella Artois posted excellent growth in the U.S. market—up 60 %—and strong growth in Canada—up 25 %. The brand benefited in this market from shared know-how and experience from the U.K."

Steve Cahillane
CHIEF COMMERCIAL OFFICER

Beck's

Beck's volume growth in Germany of 18.9 % in a declining market attests to the brand's strength, and its success has spawned innovative line extensions that have also done well.

A ready-to-drink beer mix with just 2.5 % alcohol and which offers the unique flavor of freshly picked limes, Beck's Green Lemon, was launched in mid-2005. The product's distinctive color is highlighted by its transparent white-glass bottle and a lime-green label. In October, Beck's Green Lemon picked up the Bremer Marketing Club's coveted marketing innovation award, Highlight 2005. Only months after launch, the Beck's product is contending for market leadership in the German beer mix segment.

Poland saw the introduction of Beck's in June, via an exclusive, long-term sales and distribution partnership with PepsiAmericas. The 30 million hectoliter Polish beer market has an annual growth rate of more than 4 %, and PepsiAmericas operates one of the strongest Polish sales and distribution networks, servicing more than 40 000 retail accounts. An extensive television advertising campaign and Point of Connection initiatives—targeting seven key cities—were launched to support the brand's debut.

Beck's followed up on its successes in Romania, Bulgaria, Croatia, Hungary, Russia, Ukraine and Italy, and was also launched in Serbia-Montenegro.

In May, InBev announced an agreement with Scottish & Newcastle to regain the distribution rights for Beck's in the U.K. The brand is now fully integrated into our U.K. portfolio.

Similarly, distribution rights for Beck's off-trade in Italy moved from Turatello Italia to InBev Italia, effective January 1, 2006. The premium brand will be a great asset to the off-trade portfolio. After Spaten, Franziskaner and Löwenbräu, the integration of Beck's was a logical next step to enhance InBev's position in Italy.

In the U.S., although it was not an easy year for Beck's, the brand is on the come-back trail. Beck's Premier Light was launched and has made inroads in the light beer segment.

Leffe

Leffe is a unique beer—full-bodied and top-fermented, with deep, complex flavors and a distinctive scent of cloves and vanilla— and is now one of our four global brands. Leffe was first brewed in 1240 and is still produced today according to the same basic recipe. In France, Leffe was up 13 % in 2005 over the previous year, and in the U.K. it is gaining a foothold, up 60 % against 2004. InBev has also reached an agreement with Lion Nathan to sell Leffe in New Zealand.

The price-based, super-premium category in which Leffe competes has been growing globally for more than five years, and within that segment the brand has been growing at 7 % per year, outpacing the segment. Its target audience is the plus-thirty-five-years-olds, the fastest-growing consumer group in the beer market.

More to read Online

"Our brands are the heart of our business, and our information technology infrastructure represents InBev's central nervous system—an essential component in running the business. Outsourcing InBev's IT infrastructure in 2005 offered an optimal combination of cost efficiencies, technical performance, opportunities for employees and flexibility for future growth."

Claudio Garcia
CHIEF INFORMATION & SERVICES OFFICER





On track

InBev's 200-plus local brands, like Chernigivske in Ukraine, which was up 22.2% in 2005, represent the bulk of business and provide a close link to consumers.

Local Brands

Our local brands are responsible for 80 % of InBev's total business, and each one of them is unique. But they all provide consumers with moments of pleasure and refreshment, often while sharing convivial experiences with their friends. A few highlights from our local brand portfolio follow.

Skol

'The Beer that Goes Down Round' is the third-largest selling beer in the world, with revenues exclusively from the Brazilian market. Skol sold more than 32 million hectoliters in 2005, and its line-extension, Skol Beats, is considered the most innovative brand in the country.

Chernigivske

This Ukrainian brand showed excellent performance—up 22.2 % over 2004—and a brand extension, Chernigivske Bile, was launched as the first unfiltered beer in the country. Premium price positioning reflects the authentic nature of the new product.

Cass

This South Korean beer performed extremely well in 2005—up 9.1 %—supported by effective marketing tools. One of these tools was a two-minute multimedia commercial for mobile phone users—a very cost-effective way of reaching the brand's core consumers, who are mainly in their twenties and thirties. The situation in South Korea is a good example of how InBev targets resources to promote brands that have built strong market share, and which have further significant potential.

Alexander Keith's

This beer grew 7.7 % against 2004 in Canada, and continues to be one of our star performers. Alexander Keith's is the number one brand in the Canadian domestic specialty segment.

Franziskaner

The segment-leading wheat beer in Germany sold more than 1.1 million hectoliters in 2005, with 200 000 hectoliters coming from international (non-domestic) volumes. It was rolled out nationally, and InBev supported the initiative via various media.

Hasseröder

Hasseröder is based in the eastern portion of Germany, where it is the top-ranked beer and continues to make strong progress, growing by 6.2 %.

Double Deer, K/KK and Shiliang

These three brands have given InBev the number one position in China's Zhejiang province, which has a population of over 47 million people—more than most European countries. Per capita beer consumption at 46 liters per year in this prosperous region is more than double the national average. Each of these three brands is the market leader in the city where it is brewed, and taken together, they represent half of the total beer market for the province.

Bergenbier

Bergenbier became Romania's top brand at the end of the year, a dramatic comeback after losing its number one position to competition in 2004. The brand grew 20.5 % in 2005, by reconnecting with consumers. Bergenbier is now packaged in an innovative, mountain-shaped multi-pack, drawing on its ten-year-old mountain icon.


SKOL
Bergenbier

Points of Connection

In the areas of sales and marketing, we were able to share best practices across our global organization, integrating the skills and expertise from the two former companies.

AmBev contributed expertise in daily sales processes and targeting, direct distribution and metrics for retail execution. Interbrew brought values-based brand knowledge, which was responsible for the strengthening of Antarctica and Guaraná in Brazil; and core-brand positioning, which influenced the evolution of Brahma's position in its domestic market.

New brand-tracking tools and methodologies, occasion-based insights across the entire spectrum of the beverage industry, and the roll-out of the World Class Commercial Program (WCCP) all combined to drive per capita consumption. The WCCP uses a sales diagnostic tool that uncovers existing capabilities, focusing on specific top markets. To create this homegrown program, we reached out for best practices from all of our markets, and also developed new ones.

In addition to these activities, our Innovation team was responsible for 1 % of total sales in 2005, specifically in the areas of products and packaging. Direct, face-to-face contact with our customers is also critical to our success, and that was what our Market Development team set out to do at the InBev International Customer Conference in March 2005, held in Prague. The team welcomed more than 160 customers from around the globe. Its goals were to encourage effective and innovative sales promotions in order to build brand volume and brand image, and also to reward sales excellence. The extensive conference program included updates on InBev's global brand developments, innovation and ideas for on- and off-trade activation.

On track

The World Class Commercial Program, rolled out by InBev in 2005, uses a sales diagnostic tool to reveal capabilities in top markets.



"WCCP gives us a clear view on where we are right now in our sales execution capability in China, where we want to go and how we are going to get there."

Daolin Xu
SALES MANAGER, SHAOXING DISTRICT
CHINA




Чернігівське
КРАЩЕ
РАЗОМ!
BEER · CERVEZA · ПИВО · BIER · PIVO
Чернігівське
СВІТЛЕ
ЗВАРЕНО В УКРАЇНІ
11% · АЛК. 4,4% об.

Company

2005 was a year of rapid change for InBev. Beyond the integration of two world-class companies—AmBev and Interbrew—into one, last year witnessed the implementation of global improvement programs throughout our group.

These new programs are guiding the way we buy, the way we produce, the way we control costs and the way we train and develop our people.

One Global Company

To enable the successful combination between Interbrew and AmBev, and to ensure at the same time delivery against our vision of going from Biggest to Best, we have focused the new company—within its strategic framework—on a few important global change programs and major initiatives.

These programs have multiple goals, such as realizing the combined entity, implementing strategic choices for InBev and delivering strong organic growth.

In the commercial area, we concentrated our efforts on:

- developing strong brand portfolios for each market and fueling the winning brands;
- defining and executing sales-improvement initiatives;
- strengthening our route-to-market and margin pool for each market; and
- developing focused innovation initiatives.

Within the People Department, we rolled out new values, culture and remuneration policies, and added a target-setting program, drilling down through the levels of the organization.

In terms of efficiency, InBev focused on:

- breweries, via the Voyager Plant Optimization (VPO) roll-out and 'footprint' adjustments;
- kicking off Zero-Based Budgeting in the key North American and Western European Zones;
- rationalizing procurement of indirect materials;
- outsourcing of our information technology infrastructure; and
- building a lean organization.

In the following pages you will find more information about the company-wide initiatives that had the biggest impact in 2005.

"Effective execution is our key focus in delivering on InBev's strategy, mission and vision."

Jo Van Biesbroeck
CHIEF STRATEGY & BUSINESS DEVELOPMENT OFFICER

"The successful integration of the two companies, Interbrew and AmBev, in such a brief time-frame is nothing short of amazing."

Felipe Dutra
CHIEF FINANCIAL OFFICER



Procurement

The global scope and scale of InBev gives us opportunities to deliver value from procurement by leveraging our scale and by implementing best practices. The result: lowest costs for bought-in materials and services.

In 2005, we achieved merger-synergy benefits of 13 million euro.

The focus has primarily been on raw materials and packaging, where common global suppliers and similar requirements across Zones have facilitated early wins. Despite market pressures resulting from rising energy, plastic and metal prices, InBev has benefited from integration synergies, as well as from our ability to leverage buying opportunities in raw material markets.

Our achievements in packaging resulted in reduced prices in both Europe and North America for paper and metal packaging. These were offset by a rise in global PET prices, as well as the price of aluminum cans in Latin America. On utilities, InBev could not fully avoid the impact of rising oil prices, despite some forward contracts.

We continued to progress initiatives in indirect procurement and in applying procurement disciplines to previously untouched expenditures. This has been aided by the introduction of Zero-Based Budgeting and greater cost discipline. During 2005, InBev reduced costs by over 25 million euro versus 2004, with the vast majority of benefits accruing to the North America and Western Europe Zones.

The appointment in 2006 of a Chief Buying Officer—a member of the Executive Board of Management—will ensure that we build on the achievements of 2005 and fully implement integration synergies, as well as the opportunities in indirect expenditure, through a centrally-coordinated Procurement Department.

On track

In 2005 we achieved merger-synergy benefits of €13 million, and reduced costs by over €25 million.

"Our goal in Procurement is to spend in a much more efficient way to free up money to invest in our markets."

Shamim Lakhani
GENERAL SERVICES BUYER
CANADA



Voyager Plant Optimization

In order to realize the full potential of each of our breweries, InBev recognizes the need to align brewery operations across the board; it was a question of stand-alone versus standardized.

The objective of Voyager Plant Optimization (VPO)—a long-term, evolutionary program that encourages cross-pollination between cultures and countries—is to establish a standard 'InBev Way' to operate breweries, continuously improving performance and rapidly sharing best practices.

VPO was piloted at InBev breweries in Montreal (Canada), Leuven (Belgium), Klin (Russia) and Zagreb (Croatia), and then rolled out in the Samlesbury plant in the U.K. At the same time, local teams were trained in the VPO approach to analyze business processes, identify and quantify opportunities, and coordinate implementation.

These initiatives created a multiplier effect, allowing us to implement the program at a much faster pace, and to harvest benefits much earlier.

In addition, there was a significant improvement in performance and cost-savings in all five breweries. We are now on track with the program in other plants in Western Europe, and in Central & Eastern Europe as well. In total, VPO was rolled out to 55 breweries in 2005.

Zero-Based Budgeting

Zero-Based Budgeting (ZBB) is a crucial element in InBev's journey from Biggest to Best, and one of the tools which will allow us to realize our strategic goals.

In effect, ZBB teaches everyone how to run their business over the long haul, and at the same time provides visibility into the cost structure. Perhaps the most important element of ZBB is its ability to drive our top-line performance by allowing InBev to use accrued savings to back winning brands and increase profitability.

Piloted in North America in 2005, ZBB produced more than 40 million euro in cost reductions. The process has been in place for the last five years at AmBev's Latin American operations, where it has averaged 40 million euro in annual savings.

It was put into operation in our global headquarters in mid-2005, resulting in savings of more than 10 million euro, and was also kicked off in Western Europe and Russia. South Korea and several countries in Central Europe are planning to start ZBB in 2006, with all remaining markets to follow in time.

"With VPO, my targets are very clear. I can see exactly how my job contributes to our brewery's results."

Svetlana Eliseeva
PACKAGING OPERATOR, KLIN BREWERY
RUSSIA



Leadership Training & Development

InBev's People Continuity team is focused on ensuring that we have the right people in the right places at the right time with the right skills—to drive the right results for the business.

Our 'People Cycle' provides the framework to make this happen. The heart of the cycle is what we call the Organization & People Review (OPR) process. Here, robust dialog occurs between senior leaders regarding the performance of our people, in relation to both results delivered and competences developed. The OPR is our forum for discussions on succession-planning and related development needs.

The InBev Trainee initiative is a rigorous program designed to expose the best young talent to all aspects of the global beer business. It aims to support the long-term potential of InBev by nurturing and developing the talent of top university graduates with hands-on business experience.

In our INSEAD/Wharton training program, InBev's senior leaders are challenged to confront the realities of the business each year, and to engage each other on the best ways to solve organizational dilemmas, share best practices and drive results.

A combined leadership-development and culture-building initiative for InBev's senior employees is also in place, known as the Leadership, Performance & Change (LPC) program. Every one of InBev's top 200 leaders participate in this initiative, which focuses on the key change initiatives needed to take us from Biggest to Best.

On track

Our new InBev Trainee program 'OwnYourFuture', which is designed to recruit and train top university graduates, received over 9 000 applications in its first year.



"The INSEAD/Wharton program has prepared me for my next career move in InBev—from a global headquarters role to the APAC leadership team."

Toon Van Assche
VICE PRESIDENT PEOPLE
CHINA

"ZBB demands a change in the way we think about—and spend—the company's money."

Eduardo Lacerda
MANAGER BUDGET AND BUSINESS PERFORMANCE
LATIN AMERICA


WATER.
BARLEY.
HOPS.
YEAST.
SO MUCH FOR SECRET RECIPES.
REG. TM.
BECK'S
IMPORTED
BRAUEREI BECK & CO
REG. TM.
BECK'S
BIER · BEER
BREMEN 1874 · PHILADELPHIA 1876
BREMEN · GERMANY
LIFE BECKONS

Commitment

InBev is a citizen of every community, country and region in which it operates. It is in our own interest to act in a responsible manner toward consumers, customers, employees, society at large and the environment.

Corporate Responsibility

Corporate Responsibility, also known as corporate citizenship, is part of the language of business today. InBev's Global Citizenship Report (GCR) details how we are aligning our business activities to produce a positive impact on our financial bottom line, our workforce, the communities and society in which we operate, as well as the environment.

InBev's vision is to move from Biggest to Best, and our mission is to create enduring bonds with our consumers.

Both are closely linked to trust, which is earned. Honesty and transparency are instrumental in developing and maintaining trust. InBev is a new company, but we also have a long heritage—stretching back over 600 years—of which we are proud. Corporate Responsibility will be a key part of our legacy for the future.

It is critical for us to even more effectively manage the risks we face, and make our business even more efficient. Good corporate citizenship can strengthen our reputation, help build new markets and increase loyalty to InBev's brands.

Our position on our products is clear: beer is an authentic, natural product which should be savored. It plays an important role in friendships, quality of life and is interwoven in the fabric of modern society. At the same time, we also acknowledge that when consumed irresponsibly, our products can have a negative impact on both individuals and society. Such impacts include drinking-and-driving, underage drinking and alcohol-related antisocial behavior. Personal choice plays a large role, presenting us with opportunities to educate consumers with the facts and to offer them guidance as to how to enjoy our products in moderation.

We plan to fully integrate Corporate Responsibility into all aspects of our business. Our initial task is to develop a global coordinated approach for the whole of InBev, and our early actions have focused on this. But we realize that over the long term, we need to continue to explore opportunities to improve our Corporate Responsibility activities.


InBev
Welcome to InBev's first Global Citizenship Report, which details how we are doing in our role as a responsible corporate citizen.
What's Interesting?
How are we doing?
Beer Advisor

Global Citizenship Report
The publication in November 2005 of InBev's Global Citizenship Report was a major event. The report fulfills the commitment we made in our 2004 Annual Report to keep our stakeholders informed of our progress in the area of corporate responsibility. The report is available at www.InBev.com/Citizenship.



"It's true that we are committed to superior performance, and the proof of that is our new target-setting and compensation system, but we must do it within the rules, legally and ethically. To prosper over the long term, we need to be the kind of company that people want to do business with regularly; trust and reputation are integral to this."

Carlos Brito

Highlights

- InBev's Leuven brewery in Belgium now produces bioelectricity from its waste-water. In 1980, a first innovative waste-water treatment plant was built at the Leuven premises. Recently, the site decided to expand the water purification process by starting up the production of bioelectricity. The process happens in two stages: first, through anaerobic pre-purification of the brewery's waste-water, a biogas is produced. This biogas is then converted into heat and electricity, which are used by the brewery. The electricity created represents 8 % of the brewery's total electricity consumption.

- In May 2005, over 80 % of our Latin American employees hit the road to visit Points of Connection with the message, 'If you drink, don't drive'. Members of our top management, including Luiz Fernando Edmond, Zone President, Latin America, took part in the activities. This is the second year in a row that our responsible drinking program was the focal point of the visits. The event happened simultaneously in five countries where AmBev has operations: Ecuador, Guatemala, Peru, the Dominican Republic and Venezuela. In Brazil, 14 000 employees visited a total of 35 000 Points of Connection throughout the country. To reinforce the responsible drinking message, employees wore T-shirts bearing the logo of the campaign and the message, 'The example begins at home'. AmBev has been producing multimedia campaigns alerting consumers about the dangers of drinking and driving since 2001.

- InBev launched our Commercial Communications Code, which sets the rules for marketing our brands responsibly. The Code is mandatory for all communications to consumers—including traditional advertising, promotions, sponsorships and websites—and has been applicable since January 1, 2006. This revised Code builds on the former Interbrew and AmBev Codes of Responsible Marketing, with a strong focus on compliance. The Code is InBev's main tool for ensuring that our marketing teams are able to self-regulate their communications with consumers.

More to read Online

On track

InBev's brewery in Leuven has joined our growing list of sites that use waste-water to produce bioelectricity—meeting 8 % of that brewery's electricity needs.


"Any success has a lot to do with great teamwork and coordination. The work of our team on the biogas project contributes to InBev's commitment to Corporate Responsibility."
Vital Everaerts
PROJECT COORDINATOR
BREWERY SUPPORT LEUVEN
BELGIUM
Paul Franco

Corporate Governance

The Belgian Corporate Governance Code

As a company incorporated under Belgian law and listed on the Eurolist by Euronext Brussels, InBev adheres to the principles and provisions of the Belgian Corporate Governance Code, published in December 2004.

The majority of the Code is reflected in InBev's Corporate Governance rules. However, in order to reflect InBev's specific shareholding structure and the global nature of its operations, the Board of Directors has made the following provisions:

Principle 5.3./1 (Appendix D) of the Belgian Code:
"The Board should set up a nomination committee composed of a majority of independent non-executive Directors.":
The Board of Directors appoints the chairman and members of the Compensation & Nominating Committee from among the Directors, including at least one member from among the independent Directors. As the Committee is composed exclusively of non-executive Directors who are independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this Committee achieves the Code's aim of avoiding potential conflicts of interest.

Principle 7.4. of the Belgian Code:
"Non-executive Directors should not be entitled to performance-related remuneration such as bonuses, stock-related, long-term incentive schemes, fringe benefits or pension benefits.":
The remuneration of the Board members is composed of a fixed fee and a limited, pre-determined number of options, which ensures the independence of the Board members, as well as aligning the Directors' interests with those of the shareholders. The Board of Directors considers it very unlikely that the granting of options could affect their judgement as Board members. As a consequence, the Board considers InBev's principles of remuneration compatible with the recommendations of the Belgian Code on Corporate Governance.

Finally, it should be noted that options may only be granted upon the recommendation of the Compensation & Nominating Committee. Any such recommendation must be subsequently approved by the Board and the shareholders in a general meeting.

Principle 7.15 of the Belgian Code:
"In the annual report, the company should disclose, on an individual basis, the amount of the remuneration and other benefits granted directly or indirectly to the CEO, by the company."

Principle 7.17 of the Belgian Code:
"For the CEO and other executive managers, the annual report should disclose on an individual basis, the number and key features of shares, share options granted during the year."

On track

In 2005, InBev created a new Code of Business Conduct which sets out the ethical standards to which all of our employees are expected to adhere.



"InBev is committed to delivering best practice in Corporate Governance and the highest standards of transparency in reporting. The InBev Corporate Governance rules ensure that the company is effectively run and properly controlled. They foster a culture of ethics and integrity."

Pierre Jean Everaert
CHAIRMAN OF THE BOARD

In light of the various changes to the constitution of the Executive Board of Management in 2005, the Board has decided that in 2005 the remuneration of the members of the Executive Board of Management shall be disclosed on an aggregate basis covering base salary, annual variable pay and long term variable pay. The Board believes that this information should allow investors to assess globally whether the level and structure of the remuneration of the Executive Board of Management is such that qualified professionals can be attracted to, motivated and retained by InBev, taking into account the global nature of InBev's business and competitive environment in which it operates. In addition, the information provided, and particularly the description of the Executive remuneration policy in InBev's Corporate Governance Statement, confirms that as of 2005 Executive remuneration will become largely dependent on both company and individual performance, thereby aligning the Executives' interests with the interest of the company and its shareholders. The Board further believes that the process whereby Executive remuneration, including that of the CEO, requires the approval of the Board of InBev, composed exclusively of non-executive Directors, upon recommendation of the Compensation and Nominating Committee of the Board, is designed to ensure that such remuneration is fair and equitable and that any conflicts of interest are avoided.

Principle 8.9 of the Belgian Code:
"The level of shareholding for the submission of proposals by a shareholder to the general shareholders' meeting should not exceed 5 % of the share capital.": As provided for by the Belgian Companies Code, shareholders representing one-fifth of InBev's capital may ask the Board to convene a shareholders' meeting, and hence table resolutions. The Board believes that InBev's Corporate Governance framework ensures equitable treatment of all shareholders, including minority and foreign shareholders. InBev encourages participation at shareholders' meetings and promotes proxy voting and voting by mail. Time is always allocated for questions during the shareholders' meetings and shareholders are invited to send the company written questions in advance of the meeting. In addition, InBev is committed to maintaining a strong line of communication with its shareholders at all times. It is especially respectful of the rights of its minority shareholders. The Board does not believe that lowering the shareholder requirement to table resolutions at a shareholders' meeting, would substantially contribute to achieving this aim.

The Board of Directors

Structure

The InBev Board of Directors currently consists of fourteen members, all of which are non-executives. The roles and responsibilities of the Board, its composition, structure and organization are described in detail in InBev's Corporate Governance Statement. This Statement includes the criteria for independence, which applies to independent Directors.

The terms of appointment of Directors, whose mandate came to an end in 2005, were renewed for a term of three years during the annual shareholders' meeting held on 26 April 2005. Mark Winkelman was appointed a new Director. In addition, his qualification as an independent Director was confirmed by the shareholders at the same meeting.

Born in 1946, Mark Winkelman served as a Management Committee member of Goldman Sachs & Co. from 1988 to 1994, where he is now a Senior Director. Before joining Goldman Sachs in 1978, he served at the World Bank for four years as a Senior Investment Officer. He holds a degree in Economics from the Erasmus University in Rotterdam, and an MBA from the Wharton School at the University of Pennsylvania, where he is currently a Trustee.

Directors			Term started	Term expires
Pierre Jean Everaert	°1939, American	Non-Executive Independent Director, Chairman of the Board	1997	2006 (1)
Allan Chapin	°1941, American	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	1994	2008
Carlos Alberto da Veiga Sicupira	°1948, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2007
Jean-Luc Dehaene	°1940, Belgian	Non-Executive Independent Director	2001	2007
Arnoud de Pret Roose de Calesberg	°1944, Belgian	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	1990	2008
Philippe de Spoelberch	°1941, Belgian	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	1977	2007
Peter Harf	°1946, German	Non-Executive Independent Director	2002	2008 (2)
Remmert Laan	°1942, French	Non-Executive Independent Director	1998	2007
Jorge Paulo Lemann	°1939, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2007
Roberto Moses Thompson Motta	°1957, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2007
Kees J. Storm	°1942, Dutch	Non-Executive Independent Director	2002	2008
Marcel Herrmann Telles	°1950, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2007
Alexandre Van Damme	°1962, Belgian	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	1992	2007
Mark Winkelman	°1946, Dutch	Non-Executive Independent Director	2004	2007

1 Mandate expires on April 25th, 2006.
2 Chairman of the Board as of 26 April 26th, 2006.

	Audit Committee	Compensation & Nominating Committee	Finance Committee	Convergence Committee
Pierre Jean Everaert	Member	Member	Member	
Allan Chapin			Member	
Carlos Alberto da Veiga Sicupira		Member		
Jean-Luc Dehaene	Member			
Arnoud de Pret Roose de Calesberg	Member		Chairman	
Philippe de Spoelberch		Member		
Peter Harf		Member		Member
Remmert Laan			Member	
Jorge Paulo Lemann			Member	
Roberto Moses Thompson Motta			Member	
Kees J. Storm	Chairman			
Marcel Herrmann Telles		Chairman		Chairman
Alexandre Van Damme		Member		
Mark Winkelman	Member			
John Brock (CEO)				Member (until Dec 2005)

Functioning

In 2005, the Board held ten ordinary and five special meetings. Several of these meetings, by design, were held in the Zones in which InBev has operations. On these occasions, the Board was provided with a comprehensive briefing of the Zone or relevant market. These briefings provided a performance overview, key challenges facing the market and the steps being taken to address the challenges. Several of these visits also provided the Board with the opportunity to meet with employees and customers.

Major Board agenda items in 2005 included the long-range plan; achievement of targets; sales figures; reporting and budget; consolidated results; strategic direction; culture and people, including succession planning; new and ongoing investment; as well as discussions and analysis of acquisitions.

The average attendance rate at Board meetings in 2005 was 94 % for ordinary meetings and 91 % for special meetings. The Board is assisted by three Committees: the Audit Committee, the Finance Committee and the Compensation & Nominating Committee.

In 2005, the Audit Committee met five times. During its meetings, the Committee reviewed the financial statements of InBev, the annual, half yearly as well as quarterly statements. The Committee also discussed specific accounting issues under IFRS, such as IAS 19 (Employee Benefits), IFRS 3 (Business Combinations) and IFRS 2 (Share-based Payment). The Committee also considered significant issues arising from internal audits conducted by the group's Internal Audit department and the implementation of InBev's Compliance Program. InBev's obligations under Sarbanes Oxley, material litigation and results announcements were some of the other important topics on the agenda of the Committee. The average attendance rate at the Committee meetings was 85 %.

The Finance Committee met six times in 2005. Committee discussions included the budget, the debt profile and capital structure of the group, and the disclosure policy of InBev. The tax planning and the guidelines for the hiring of external financial advisors were also discussed. The average attendance rate at the Committee meetings was 92 %.

The Compensation and Nominating Committee met six times in 2005 and, in accordance with its charter, the Committee discussed target setting, management bonuses, the granting of stock options under the long-term incentive plan, the rules of the new compensation system for Executives, the rules for internal promotion to senior executive functions and succession planning for key executive functions. Particular attention was paid to the organizational changes required to achieve targeted cost savings. The average attendance rate at the Committee meetings was 94 %.

Finally, the Convergence Committee met four times in 2005. This Committee was created at the announcement of the combination with AmBev in March 2004. The Committee is a temporary ad hoc Committee which is to be dissolved at the request of the Committee Chairman, once the integration of InBev and AmBev is deemed completed. At the end of 2005, the Board announced its decision to continue the Committee, which will be composed of Marcel Herrmann Telles, Peter Harf, Carlos Brito and Stéfan Descheemaeker.

Certain transactions and other contractual relationships

There are no transactions or other contractual relationships to report between the company and its Board members, which are covered by the legal provisions on conflicts of interest or otherwise.

The company is prohibited from making loans to Directors, whether for the purpose of exercising options or for any other purpose.

Chief Executive Officer & Executive Board of Management

The Chief Executive Officer (CEO) is entrusted by the Board with responsibility for the day-to-day management of InBev. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Board of Management (EBM) which comprises eight global functional heads and five Zone Presidents, including the two Co-CEOs of AmBev, who report to the Board of Directors of AmBev. The list of names and positions of the members of InBev's EBM can be found on pages 10-11 of this annual report.

During 2005, Patrice Thys decided to step down as Zone President, Asia Pacific, as of August 31st. He was replaced by Brent Willis. Steve Cahillane was appointed as the new Chief Commercial Officer, succeeding Brent Willis.

In addition, effective as of January 2006, Juan Vergara was appointed in the newly created function of Chief Buying Officer, designed to reflect the significant potential for redeployment of resources through centrally coordinated purchasing.

End of 2005, the Board also announced that John Brock, CEO, would be succeeded by Carlos Brito, formerly co-CEO of AmBev and Zone President, North America.

At the beginning of 2006, Stewart Gilliland, Zone President for Western Europe, left the company and was replaced by Stéfan Descheemaeker. Alain Beyens was appointed as the new Zone President for Central & Eastern Europe, succeeding Stéfan Descheemaeker.

Remuneration Report 2005 [1]

Board Remuneration

Board members earn a fixed annual fee of 67 000 euro, based on attendance at ten Board meetings. The fee is supplemented with an amount of 1 500 euro for each additional Board meeting or Committee meeting. The Chairman's fee is double that of other Directors. InBev does not provide pensions, medical benefits or other benefit programs to Directors. The second table sets forth information regarding the number of share options granted to the Board as a group during the past three years. [2]

	Number of Board meetings attended	Annual fee for Board meetings (basis of 10 meetings)	Fees for extra Board meetings	Fees for Committee meetings	Total fee	Number of share options granted in 2005 [3]
Pierre Jean Everaert	12	134 000	6 000	24 000	164 000	18 727
Allan Chapin	15	67 000	7 500	9 000	83 500	9 364
Carlos Alberto da Veiga Sicupira	14	67 000	6 000	7 500	80 500	9 364
Jean-Luc Dehaene	15	67 000	7 500	4 500	79 000	9 364
Arnoud de Pret Roose de Calesberg	14	67 000	6 000	21 000	94 000	9 364
Philippe de Spoelberch	14	67 000	6 000	9 000	82 000	9 364
Peter Harf	15	67 000	7 500	15 000	89 500	9 364
Remmert Laan	14	67 000	6 000	7 500	80 500	9 364
Jorge Paulo Lemann	15	67 000	7 500	9 000	83 500	9 364
Roberto Moses Thompson Motta	15	67 000	7 500	9 000	83 500	9 364
Kees J. Storm	12	67 000	6 000	9 000	82 000	9 364
Marcel Herrmann Telles	14	67 000	6 000	18 000	91 000	9 364
Alexandre Van Damme	14	67 000	6 000	7 500	80 500	9 364
Mark Winkelman	13	67 000	4 500	6 000	77 500	9 364
All Directors as a group					1 251 000	140 459

No. of subscription rights offered	Issuance date	Offer date	Exercise price in euro
66 096	29 April 03	2003	19.51
143 208	27 April 04	2004	23.02
140 459	26 April 05	2005	27.08

1 All remuneration figures in this report are gross figures.
2 Based on membership on the offer date.
3 Share options were granted under the long-term incentive plan. Options have an exercise price of 27.08 euro per share, have a term of 10 years and vest over a 3 year period.

Executive Remuneration in 2005[1]

In 2005 the shareholders' meeting approved a new Executive remuneration policy, which has been designed to help embed the high-performance culture needed to take InBev from Biggest to Best. The goal is to deliver market-leading compensation, driven by both company and individual performance, and ensure alignment with shareholders' interests by encouraging Executive ownership of company shares. The focus is on annual and long-term variable pay, rather than on base salary. The full Executive remuneration policy of InBev is disclosed in its Corporate Governance Statement which is available on www.inbev.com/investors.

Base salary

In 2005, the Executive Board of Management earned an aggregate base salary of 5.6 million euro.

Annual incentive

In 2005, the Executive Board of Management earned an aggregate bonus of 11.4 million euro. The bonus was based on the company performance in 2005 compared to the EBITDA growth targets set for the years 2005-2007 and the performance of the Executives is judged against their individual targets. The bonus will be payable in or around April 2006.

In accordance with the new Executive remuneration policy of InBev, half of the bonus is settled in InBev shares to be held for three years, the shares being valued at their market price at the moment of settlement. With respect to the other half of their bonus, Executives may elect to receive cash or to invest all or half of the remaining part of their bonus in shares to be held for 5 years. Such voluntary deferral leads to a free grant of matching options.

Long-term incentives

For the past several years, InBev has granted share options under the long-term incentive plan, which was adopted in 1999. The plan entails a yearly issue of registered share options, principally to executive officers and managers and secondarily to InBev's Directors. Each share option entitles the holder to one share, paying the average price over the 30 days before it was issued. Options may not be re-priced. The options have a term of 10 years and become exercisable over a three-year period.

The following table sets forth information regarding the aggregate number of share options granted in 2005 under the long term incentive plan, to the members of the Executive Board of Management. One third of the options become exercisable on January 1, 2007, a second third on January 1, 2008 and the final third on January 1, 2009.

	Share options granted in 2005	Issuance date	Exercise price in euro
Executive Management as a group	404 690	26 April 2005	27.08

Matching shares plan

In 2004 and 2005, members of the Executive Board of Management have been offered the possibility to invest up to 30% of their net bonus in InBev shares at the market price of the shares at the time of purchase. At the expiry of a three years lock-up period, InBev undertakes to grant to the Executive a number of matching shares equal to the number of shares the Executive will have purchased. Special rules and forfeiture provisions apply in the event of retirement, termination or resignation.

	Number of shares purchased under the matching shares plan		Number of matching shares available after 3 years lock-up period
	2004	2005	
Executive Management as a group	16 710	44 700	61 410

1 This report does not include figures and details for Carlos Brito and Luiz Fernando Edmond, Co-CEOs of AmBev and reporting to the Board of Directors of AmBev. Information on remuneration and additional benefits, such as share ownership plans, profit sharing plans and pension plans for these Executives in 2005 is disclosed by Companhia de Bebidas das Américas - AmBev.

Exchange of share-ownership program
The combination with AmBev provides a unique opportunity to share AmBev's best practices within the InBev group and resulted in the transfer of certain members of AmBev's senior management to InBev. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with InBev's interests, the Board approved a program that aims at facilitating the exchange by these managers of their AmBev shares into InBev shares. In accordance with the program, AmBev shares can be exchanged into InBev shares based on the average share price of both the AmBev and the InBev shares on the date the exchange is requested. A discount of 16.66 % is granted in exchange for a 5 year lock-up period for the shares and provided that the employee remains in service during this period.

The Executive Board of Management was granted the following number of shares under the program:

	Number of AmBev shares exchanged in 2005	Number of InBev shares granted
Executive Management as a group	72 843 122	747 372

Other compensation
InBev also provides Executives with life and medical insurance that are competitive with market practices. In addition, Executives also enjoy the usual perquisites such as a company car, in accordance with local market practice.

Post-employment benefits
Executives also participate in InBev's pension plans in either Belgium or their home country. InBev operates a number of defined benefit and defined contribution plans in line with market practices.

On track

InBev adopted a Disclosure Manual in 2005, which is designed to ensure that there is full, consistent and timely disclosure of all company activities.

SET/05 A DEZ/05


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A CERVEJA QUE DESCE REDONDO
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Financial Report

Management report

The following management report should be read in conjunction with InBev's audited consolidated financial statements.

Main transactions in 2005 and 2004, highlighting changes in scope

A number of acquisitions, divestitures and joint ventures affected InBev's profit from operations and financial condition over the past two years. The main transactions are highlighted hereafter.

Transactions 2005

During the year 2005 InBev purchased significant minority shareholdings in several subsidiaries for a total cash consideration of 1 580m euro. As the related subsidiaries (with the exception of Quilmes) were already fully consolidated, the purchases did not impact InBev's profit, but reduced the minority interests and thus impacted the profit attributable to equity holders of InBev.

The impact of the minority purchases on InBev's economic interest in the related subsidiaries can be summarized as follows:

Majority interest	31 December 2005	31 December 2004
AmBev Brazil	56.57%	50.27%
Zhejiang Zhedong Brewery (KK), China	100.00%	70.00%
Sun Interbrew, Russia	99.80%	76.00%
InBev Germany Holding GmbH, Bremen	97.82%	87.18%
Quilmes, Argentina	32.10%	24.07%

In August 2005 InBev closed the acquisition of 100% of the Tinkoff brewery in St. Petersburg, Russia for a total cash consideration of 77m euro. Costs directly attributable to the combination represent 1m euro. The Tinkoff goodwill of 68m euro is justified by i) the immediate alleviation of existing short-term capacity constraints which InBev has faced in Russia, ii) the fact that Tinkoff complements InBev's winning brand portfolio in Russia by adding the leading Russian brand in the fast-growing and highly profitable super-premium segment and iii) further expected growth as a result of leveraging InBev's existing nationwide sales and distribution network.

Transactions 2004

Creation of InBev
On 3 March 2004, Interbrew and Companhia de Bebidas das Américas ("AmBev") announced their intention to establish InBev, the World's Premier Brewer. The transaction combined Interbrew, the world's third largest brewer with sales in over 130 countries, and AmBev, the world's fifth largest brewer with approximately 65% of the Brazilian market. At the time of the transaction, InBev had a global market share of approximately 13% and held the number one or two positions in more than 20 key beer markets. The transaction closed on 27 August 2004. InBev's 2004 consolidated results included 4 months (September to December) of AmBev's results.

Femsa settlement
On 24 May 2004, InBev and Fomento Economico Mexicana SA de CV ("Femsa") announced the unwinding of their U.S. and Mexican cross-shareholdings, as well as the reassignment of the distribution rights held by the parties' U.S. joint venture to a U.S. subsidiary of the Mexican brewer. Labatt U.S.A. continued to distribute the CCM brands in the United States for a transitional period of four months after closing of the transaction under a temporary exclusive distributor agreement. The transaction was completed on 31 August 2004. InBev's 2004 consolidated results included 8 months of Femsa's results (share of result of associates and management fee) as well as a non-recurring business disposal gain of 488m euro.

Acquisition of additional stake in Oriental Brewery

In January 2004, following the exercise of a put option, InBev increased its stake in its South Korean affiliate by the acquisition of 100 % of the shares of HOPS Cooperatieve U.A., which held 44.16 % of Oriental Brewery. This transaction increased the majority shareholding in Oriental Brewery to 95.08 % which had a positive effect on the profit attributable to equity holders of InBev.

Acquisition of Zhejiang Shiliang Brewery Company Ltd.

In June 2004 InBev acquired a 70 % controlling interest in Zhejiang Shiliang Brewery Company Ltd., located in the Yangtze Delta. This transaction strengthened InBev's number one position in the Zhejiang province of China where, by adding over 2m hl in sales volume, the company had a market share of close to 50 %. The transaction closed in July 2004 and InBev's 2004 consolidated results included six months of Zhejiang Shiliang's results.

Acquisition of Sun Trade holding in Sun Interbrew Ltd.

On 12 August 2004, InBev and Sun Trade (International) Ltd., the controlling shareholders of Sun Interbrew Ltd., announced that they had reached an agreement whereby InBev acquired Sun Trade (International) Ltd.'s voting and economic interests in Sun Interbrew. In addition, the existing Shareholders Agreement between Sun Trade (International) Ltd. and InBev in relation to Sun Interbrew was terminated. The consideration for the acquisition of the shares and the termination of the Shareholders Agreement consisted of 20 000 111 InBev shares. On completion, and taken into consideration market purchases, InBev owned 75.5 % of the voting shares and 96.1 % of the non-voting shares in Sun Interbrew which in total gave it a 91.2 % economic interest in Sun Interbrew. Following completion of the transaction, Sun Trade (International) Ltd. and its affiliates held approximately 3.4 % of InBev's enlarged issued share capital following the closing of the AmBev transaction.

Acquisition of Alfa-Eco holding in Sun Interbrew Ltd.

On 3 January 2005, InBev announced that it had reached an agreement with Alfa-Eco on 31 December 2004, whereby InBev acquired all of Alfa-Eco's holding of voting and non-voting shares in Sun Interbrew Ltd. On completion of this and the previously announced transaction with Sun Trade (International) Ltd., and taken into consideration market purchases, InBev owned 97.3 % of the voting shares and 98.8 % of the non-voting shares in Sun Interbrew Ltd., which in total gave it a 98.5 % economic interest in Sun Interbrew Ltd. As a result of this transaction, InBev incurred a 100m euro non-recurring impairment charge in 2004.

InBev and Sun Trade agree amended terms for purchase of Sun Trade holding in Sun Interbrew

InBev and Sun Trade (International) Ltd. announced on 10 January 2005 amendments to the agreement between them announced on 12 August 2004 with regard to InBev's purchase of Sun Trade (International) Ltd.'s holding of voting and non-voting shares in Sun Interbrew Ltd. The consideration to be received by Sun Trade (International) Ltd. had been altered by mutual agreement from 20 000 111 InBev shares to 12 500 001 InBev shares and a cash payment, based on the InBev average share price in the 25 trading days ending two business days prior to closing of the transaction, in respect of the 7 500 110 shares foregone. Following completion of the transaction, Sun Trade (International) Ltd. and its affiliates held approximately 2 % of InBev's enlarged issued share capital. This transaction, together with the aforementioned Alfa-Eco transaction, closed on 31 January 2005.

Completion minority buy out Sun Interbrew Ltd.

On 26 May 2005, InBev closed its offer to acquire the remaining minority interests in Sun Interbrew Ltd. As a result, InBev now owns a 99.8 % economic interest in Sun Interbrew Ltd.

Events after the balance sheet date

Please refer to note 33 of the consolidated financial statements.

Selected financial figures

The table below sets out the components of our operating income and our operating expenses, as well as certain other key data.

Million euro	2005	%	2004[1]	%
Revenue[2]	**11 656**	**100.0**	8 568	100.0
Cost of sales	(5 082)	43.6	(3 992)	46.6
Gross profit	**6 574**	**56.4**	4 576	53.4
Distribution expenses	(1 362)	11.7	(950)	11.1
Sales and marketing expenses	(1 948)	16.7	(1 543)	18.0
Administrative expenses	(957)	8.2	(730)	8.5
Other operating income/(expenses)	132	1.1	(98)	1.1
Normalized profit from operations (Normalized EBIT)	**2 439**	**20.9**	1 255	14.6
Non-recurring items	(241)	2.1	59	0.7
Profit from operations (EBIT)	**2 198**	**18.9**	1 314	15.3
Normalized profit attributable to equity holders of InBev	**1 024**	**8.8**	621	7.2
Profit attributable to equity holders of InBev	**904**	**7.8**	719	8.4
Depreciation, amortization and impairment	**(934)**	**8.0**	(799)	9.3
Goodwill amortization and impairment	-	-	(216)	2.5
Normalized EBITDA	**3 339**	**28.6**	2 116	24.7
EBITDA	**3 132**	**26.9**	2 329	27.2
Normalized ROIC[3]	11.3%		13.3%	
ROIC[3]	10.3%		15.0%	

Note: whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, ROIC, EPS) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance.

1 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based Payment* (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption of the IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of profit attributable to equity holders of InBev by 9m euro).

2 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

3 See Glossary.

Financial performance

Volumes

The table below shows worldwide sales volumes by zone and country. Volumes include not only brands that we own or license, but also third party brands that we brew as a subcontractor and third party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the global export business are shown separately.

Million hectoliters	2005	2004
North America		
Canada	9.1	9.4
U.S.A.	4.7	6.8
Cuba	0.9	0.8
	14.7	**17.0**
Latin America		
Quinsa	14.2	4.9
Brazil Beer	62.4	23.8
Brazil Softdrinks	20.3	7.7
Dominican Republic	1.4	0.5
Ecuador	0.3	0.1
Guatemala	0.4	0.1
Peru	2.4	0.8
Venezuela	2.2	0.8
	103.5	**38.7**
Western Europe[1]		
United Kingdom	12.3	12.6
Belgium	6.3	6.4
Netherlands	2.4	2.6
France	2.4	2.4
Luxemburg	0.2	0.2
Germany	12.2	10.4
Italy	1.4	1.0
Export & licenses	4.2	3.7
	41.4	**39.3**
Central & Eastern Europe		
Central Europe		
Hungary	2.2	2.3
Bulgaria	1.4	1.4
Croatia	1.6	1.6
Romania	2.6	2.2
Serbia-Montenegro	3.4	3.6
Bosnia	-	0.1
Czech Republic	2.6	2.6
	13.8	**13.8**
Eastern Europe		
Russia	15.7	13.0
Ukraine	8.6	7.5
	24.3	**20.5**
	38.1	**34.3**
Asia Pacific		
South Korea	7.2	7.5
China	16.3	14.7
Licenses	0.6	-
	24.0	**22.2**
Global exports	**1.8**	**2.2**
Total (excluding pro rata share of associates)	**223.5**	**153.7**
Pro rata share of associates (full year)[2]	**-**	**8.4**
Total	**223.5**	**162.1**

The above table only includes AmBev volumes starting August 2004 (date of combination with Interbrew).

1 Includes subcontracting /commercial products: 5.0m hectoliters in 2005 and 4.9m hectoliters in 2004.
2 Includes Femsa volumes for 8 months in 2004.

On a comparable basis (AmBev 12 months for 2004 – pro forma) the evolution of volumes in 2005 was as follows:

In 000 hl	2004 pro forma[1]	Acquisitions/ divestitures	Organic growth	2005	Organic growth %
North America	17 011	(2 206)	(166)	14 639	(1.1)%
Latin America	95 333	1 038	7 162	103 533	7.5%
Western Europe	39 277	2 701	(529)	41 450	(1.4)%
Central & Eastern Europe	34 249	108	3 663	38 021	10.7%
Asia Pacific	22 241	830	977	24 048	4.4%
Global Export & Holding Companies	2 198	(495)	110	1 813	9.4%

Total consolidated volume grew organically by +5.4% in 2005 versus 2004 (beer +5.7%; soft drinks +4.1%).

In North America volumes finished lower organically by (1.1)%. In 2005, volumes shipped in the USA declined by (2.7)%, although depletions were only down by (1.5)% leading to a reduction in inventory levels in the trade. Canadian volume growth was (0.9)%, impacted by aggressive pricing of competitors in the marketplace, particularly in 4Q05.

Our Latin American businesses delivered a good performance, with organic volume growth of +7.5% for 2005 (beer + 8.0%; soft drinks +6.2%). Brazil achieved beer volume growth of +8.0%, growing in each quarter against increasingly difficult comparable bases from 2004. Our beer market share reached 68.3% in comparison to 66.2% in 2004. Organic beer volume growth was realized in nearly every operation in Latin America, with Quinsa's volumes up by +12.8%, while our other Latin American countries provided 11.9% organic beer volume growth (note that this does not include the first year contributions of beer volumes in the Dominican Republic and Peru).

Reflecting continuing tough trading conditions, in Western Europe organic volume growth for 2005 came in at a very weak (1.4)%. Although declining for the full year, our volume performance was less weak during the second half of the year (1H05 volumes declined by (3.7)% yoy while 2H05 volumes grew by +0.8% yoy). Our UK business was able to partly recover from a very poor 2Q05 (volumes (11.0)%) with nearly flat organic volumes in the second half, resulting in (4.8)% organic volume growth for 2005. While German 2005 total beer volumes were flat at (0.1)%, our branded volumes increased organically by +6.6%. Our volumes in Belgium ended lower by (1.1)% for 2005, as we managed to slightly increase our leadership position in a declining market.

Sustained, high volume growth in the Ukraine, Russia, Romania and Bulgaria on the back of market share gains, combined with limited volume reduction in Hungary and Croatia, led to organic volume growth of +10.7% in Central and Eastern Europe for 2005.

After a difficult 1Q05, good volume growth in the following quarters resulted in China volumes up by +9.9% in 2005. This performance more than compensated for the (4.9)% decline in South Korea which was impacted by overall market weakness, although our business stabilized its market share for the first time in 12 years. Consolidated sales volumes in Asia Pacific ended up being +4.4% higher organically vs. 2004.

Impact of foreign currencies

Foreign currency exchange rates have a significant impact on our financial statements. In 2005, 27.9% (2004 – 11.4%) of our revenue was realized in Brazilian reals, 10.7% (2004 – 13.8%) in Canadian dollar, 10.2% (2004 – 14.0%) in pound sterling, 5.7% (2004 – 6.2%) in Russian ruble, 4.0% (2004 – 4.9%) in South Korean won, 3.7% (2004 – 7.25%) in US dollar, and 3.7% (2004 – 1.6%) in Argentinean peso.

The fluctuation of the foreign currency rates had a positive translation impact on our 2005 revenue of 660m euro, EBITDA of 283m euro and profit from operations of 241m euro.

Our profit has been positively affected by the fluctuation of foreign currencies for 153m euro and our EPS base (profit attributable to equity holders of InBev) by 87m euro or 0.14 euro per share.

1 2004 pro forma figures include 12 months AmBev.

The impact of the fluctuation of the foreign currencies on our net debt is 693m euro (increase of net debt) and on our equity is 1 609m euro (increase of equity).

Operating activities by zone

The tables below provide a summary of the performance of each geographical zone.

InBev Worldwide	2004 pro forma[1]	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	210 310	1 977	-	11 217	223 504	5.4%
Revenue	10 244	28	660	724	11 656	7.2%
Cost of sales	(4 705)	16	(234)	(159)	(5 082)	(3.5)%
Gross profit	5 540	44	426	565	6 574	10.4%
Distribution expenses	(1 137)	(29)	(77)	(119)	(1 362)	(10.6)%
Sales & marketing expenses	(1 754)	(42)	(74)	(78)	(1 948)	(4.6)%
Administrative expenses	(865)	(13)	(42)	(37)	(957)	(4.3)%
Other operating income/(expenses)	(156)	236	12	41	133	51.9%
Normalized EBIT	1 628	196	244	371	2 439	20.4%
Normalized EBITDA	2 676	(23)	285	401	3 339	15.3%

North America	2004	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	17 011	(2 206)	-	(166)	14 639	(1.1)%
Revenue	1 852	(187)	70	(2)	1 733	(0.1)%
Cost of sales	(780)	113	(19)	16	(670)	2.4%
Gross profit	1 072	(74)	52	14	1 064	1.4%
Distribution expenses	(238)	-	(14)	(4)	(257)	(1.8)%
Sales & marketing expenses	(364)	41	(8)	22	(309)	6.9%
Administrative expenses	(111)	-	(5)	19	(97)	17.0%
Other operating income/(expenses)	(53)	35	-	6	(12)	32.8%
Normalized EBIT	305	2	25	57	389	18.6%
Normalized EBITDA	430	(48)	29	66	477	17.4%

Latin America	2004 pro forma[1]	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	95 333	1 038	-	7 162	103 533	7.5%
Revenue	2 881	49	547	470	3 947	16.3%
Cost of sales	(1 198)	(23)	(201)	(115)	(1 537)	(9.6)%
Gross profit	1 684	26	346	355	2 410	21.1%
Distribution expenses	(306)	(7)	(58)	(68)	(440)	(22.3)%
Sales & marketing expenses	(329)	(23)	(55)	(38)	(446)	(11.6)%
Administrative expenses	(213)	(2)	(35)	(1)	(251)	(0.5)%
Other operating income/(expenses)	(92)	68	10	63	49	267.1%
Normalized EBIT	744	62	207	310	1 323	38.1%
Normalized EBITDA	1 032	(4)	239	310	1 577	30.0%

1 2004 pro forma figures include 12 months AmBev.

Western Europe	2004	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	39 277	2 701	-	(529)	41 450	(1.4)%
Revenue	3 464	202	(10)	14	3 669	0.4%
Cost of sales	(1 613)	(85)	6	13	(1 679)	0.8%
Gross profit	1 850	117	(4)	27	1 990	1.4%
Distribution expenses	(396)	(19)	1	(3)	(418)	(0.9)%
Sales & marketing expenses	(695)	(60)	1	14	(740)	2.0%
Administrative expenses	(289)	(9)	1	7	(290)	2.5%
Other operating income/(expenses)	(131)	66	1	(40)	(104)	(60.1)%
Normalized EBIT	340	95	(1)	5	439	1.3%
Normalized EBITDA	695	52	(1)	5	751	0.7%

Central & Eastern Europe	2004	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	34 249	108	-	3 663	38 021	10.7%
Revenue	1 253	11	6	198	1 468	15.9%
Cost of sales	(663)	(19)	(1)	(54)	(737)	(8.0)%
Gross profit	590	(8)	5	144	731	24.9%
Distribution expenses	(143)	(2)	-	(42)	(187)	(29.4)%
Sales & marketing expenses	(196)	(1)	(2)	(44)	(243)	(22.4)%
Administrative expenses	(81)	(4)	(1)	(22)	(107)	(25.7)%
Other operating income/(expenses)	(46)	7	-	(10)	(49)	(26.8)%
Normalized EBIT	124	(8)	1	27	145	22.5%
Normalized EBITDA	269	(11)	2	51	311	19.6%

Asia Pacific	2004	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	22 241	830	-	977	24 048	4.4%
Revenue	642	32	47	27	747	4.1%
Cost of sales	(333)	(20)	(20)	(5)	(379)	(1.5)%
Gross profit	308	12	27	22	369	6.9%
Distribution expenses	(53)	(1)	(5)	(2)	(61)	(4.0)%
Sales & marketing expenses	(119)	(2)	(10)	(14)	(144)	(11.6)%
Administrative expenses	(42)	-	(2)	(6)	(49)	(14.4)%
Other operating income/(expenses)	(49)	48	2	22	23	1 999.3%
Normalized EBIT	46	57	13	22	138	21.6%
Normalized EBITDA	163	11	17	16	207	9.6%

Global Export & Holding Companies	2004	Acquisitions/ divestitures	Currency translation	Organic growth	2005	Organic growth %
Volumes	2 198	(495)	-	110	1 813	9.4%
Revenue	152	(79)	-	17	91	24.6%
Cost of sales	(117)	50	-	(15)	(82)	(22.3)%
Gross profit	35	(28)	-	3	9	53.9%
Distribution expenses	-	(1)	-	1	-	83.8%
Sales & marketing expenses	(51)	4	-	(19)	(66)	(41.0)%
Administrative expenses	(129)	1	(1)	(34)	(163)	(26.9)%
Other operating income/(expenses)	215	12	-	-	226	0.1%
Normalized EBIT	69	(12)	(1)	(50)	6	(90.1)%
Normalized EBITDA	87	(24)	(1)	(48)	15	(76.8)%

Revenue

Consolidated revenue was 11 656m euro in 2005. Organically, InBev's revenue increased by +7.2% (up 724m euro), primarily due to the following revenue management initiatives:

- pricing in Latin America, especially in Brazil, in line with our strategy to keep prices to consumers stable in real terms and increased sales volumes through direct distribution;
- increased revenue/hl in Central & Eastern Europe, mainly driven by Ukraine and Romania;
- China and South Korea realized higher revenue/hl, helped by proportionally more premium volumes in China and increasing our stake of the margin pool in South Korea;
- an overall improvement in our sales mix, as evidenced by growth of our global brands.

As a result of these and other factors, revenue per hl was 52.2 euro in 2005 versus 48.7 euro in 2004. This improvement was achieved in spite of a changing geographical mix, which has an estimated negative organic impact of 1.2 euro/hl.

Cost of sales

The consolidated cost of sales was 5 082m euro for 2005, an organic increase of 3.5% (up by 159m euro). During the year, InBev's cost of sales was positively impacted by several on-going initiatives aimed to increase efficiency across all of its breweries, as well as by projects designed to improve procurement. Cost of sales per hl was 22.7 euro for 2005 against 22.4 euro in 2004. Including the positive impact of the change in the geographical mix of an estimated 0.4 euro/hl at the cost of sales level, costs ended growing below inflation, which, when combined with top line growth, led to organic gross margin expansion of 158bp yoy.

Operating expenses

Operating expenses totaled 4 135m euro in 2005, an organic increase of +5.4% (or 194m euro) compared to 2004.

The organic increase in distribution expenses of 119m euro (-10.6%) is the result of increased direct distribution in Latin America, mainly in Brazil, as well as higher logistics costs in Central & Eastern Europe. Sales and marketing expenses were up by 78m euro (-4.6%), and administrative expenses increased by 37m euro (-4.3%). The increase in sales and marketing expenses reflects our strategy to invest in the top line of our business, behind winning brands and sales execution. The increase in administrative expenses reflects higher costs related to severance payments incurred in the normal course of business, therefore not included in non-recurring items, several corporate projects, and accruals for share-based compensation and bonus, as well as the impact of some cost reclassification within Central and Eastern Europe.

Other operating income/expenses improved organically by 41m euro (+52.0%), driven primarily by (1) a 63m euro improvement in Latin America, mainly explained by release of provisions for non-income taxes, and (2) a 22m euro increase in Asia Pacific, mainly due to the reversal of a provision and the favorable outcome of a claim, which were partly offset by (3) a decrease of 40m euro in Western Europe due to less profits on fixed assets disposals and lower additions to provisions.

The amount included in acquisitions/divestitures for other operating income/expenses of 236m euro is due to the change in the IFRS accounting principles applicable as from 2005, which no longer allow for amortization of goodwill; InBev had 232m euro of goodwill amortization in 2004 (pro forma).

Normalized profit from operations before depreciation and amortization (normalized EBITDA)

Normalized EBITDA for 2005 totaled 3 339m euro and grew +15.3 % (up 401m euro), organically.

- EBITDA was 477m euro in North America (+17.4 % / up 66m euro), mainly due to solid performance in managing both fixed and variable costs.
- Latin America delivered 1 577m euro (+30.0 % / up 310m euro) EBITDA, mainly through an increased gross profit (operating leverage), combined with higher other operating income.
- Western Europe EBITDA came in at 751m euro (+0.7 % / up 5m euro), reflecting a modest profit growth despite a volume decline.
- Central & Eastern Europe generated 311m euro (+19.6 % / up 51m euro) of EBITDA due to a strong volume performance, which more than offset higher operating expenses.
- Asia Pacific reached 207m euro EBITDA (+9.6 % / up 16m euro), due to a combination of increased gross profit and other operating income, partly offset by higher sales and marketing and administrative expenses.
- The EBITDA of Global Export & Holding Companies was 15m euro (-76.8 % / down 48m euro), due primarily to increased sales and marketing expenses, as well as increased administrative expenses related to severance payments incurred in the normal course of business, therefore not included in non-recurring items, several corporate projects, and accruals for share-based compensation and bonus.

The key metric of EBITDA margin expanded to 28.6 % in 2005 from 26.1 % in 2004 pro forma.

Profit

Normalized profit attributable to equity holders of InBev was 1 024m euro (normalized EPS 1.71 euro) in 2005.
Reported profit for the year was also impacted by the following:

- Currency translation: positive impact of 244m euro at EBIT level
- Change due to acquisitions/divestitures: positive impact of 196m euro at EBIT level, mainly due to the fact that goodwill is no longer amortized
- Net financing costs: 451m euro
- Share of result of associates: (1)m euro
- Income tax expense: 391m euro and an effective tax rate of 21.8 %
- Non-recurring gain on sale of investment securities: 47m euro which is the net capital gain arising from the sale of InBev's minority interest in the Spanish brewer Damm
- Profit attributable to minority holders: 498m euro mainly in Latin America and Canada

Return on invested capital

Return on invested capital (ROIC) is calculated as profit from operations after tax, plus share of result of associates and dividend income from investments in equity securities, divided by the invested capital; prorated for acquisitions of subsidiaries done during the year. Invested capital consists of property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes. The normalized return on invested capital excludes the effect of the non-recurring items.

The decrease in the (normalized) ROIC between 2004 and 2005 is for a significant part explained by the 2005 purchases of minority interests, leading to additional goodwill of 1 989m euro - see also note 13 *Goodwill*. If we exclude the effect of the minority purchases, the 2005 normalized ROIC would be 12.8 % instead of 11.3 %. In addition, the appreciation of the Brazilian real (23.6 % versus 2004), the Canadian dollar (16.4 % versus 2004) and the South Korean won (16.0 % versus 2004), also had a negative impact on the 2005 ROIC.

Non-recurring items

Execution biggest to best strategy

The 2005 execution of InBev's Biggest to Best strategy resulted in a net non-recurring charge to profit from operations of 241m euro. This charge relates primarily to organizational alignments in Western Europe, South Korea, Serbia-Montenegro and at the global headquarters.

The changes aim to create clear responsibilities and to eliminate overlapping or duplicated processes and activities across functions and zones, taking into account the right match of employee profiles with the new organizational requirements. The outcome should be a stronger focus on InBev's core activities, cost savings, which should in turn result in added value, quicker decision-making and improvements to efficiency, service and quality.

The following non-recurring items are included in our EBITDA, our profit from operations and our profit attributable to equity holders of InBev:

EBITDA	2005	2004
Normalized EBITDA	3 339	2 116
Business disposal	16	473
Restructuring and integration charges	(223)	(165)
Other, principally charge relating to the transaction with Alfa-Eco	-	(95)
	3 132	**2 329**

Profit from operations	2005	2004
Normalized profit from operations (EBIT)	2 439	1 255
Business disposal	16	473
Restructuring and integration charges	(223)	(165)
Impairment losses (restructuring)	(34)	(73)
Impairment of assets (other)	-	(81)
Other, principally charge relating to the transaction with Alfa-Eco	-	(95)
	2 198	**1 314**

Profit attributable to equity holders of InBev	2005	2004
Normalized profit attributable to equity holders of InBev	1 024	621
Business disposal	16	405
Restructuring and integration charges (including restructuring impairment)	(136)	(140)
Impairment of assets (other)	-	(68)
Other, principally charge relating to the transaction with Alfa-Eco	-	(99)
	904	**719**

Details on the nature of the non-recurring items are disclosed in note 7 *Non-recurring items.*

Liquidity position and capital resources

Cash flows

Our cash flow from operating activities increased from 1 384m euro in 2004 to 2 286 euro in 2005, or 65.2%.
The growth in cash generated from the operations of 1 285m euro was partly off-set by higher interest and taxes paid.

The evolution of the cash used in investment activities from (577)m euro in 2004 to (2 584)m euro in 2005 is mainly driven by the purchase of minority interests in Latin America, Russia and Germany and by the increased investments in acquisition of property, plant and equipment and intangibles.

The cash flow from our financing activities changed from (287)m euro in 2004 to (65)m euro in 2005, impacted by higher dividend pay out, movement in proceeds and repayments from borrowings and cash outflow for the purchase of treasury shares.

Capital expenditures and acquisitions

We spent 1 077m euro in 2005 and 725m euro in 2004 on acquiring capital assets. In 2005, out of the total capital expenditures, approximately 59 % was used to improve our production facilities while 25 % was used for logistics and commercial investments. Approximately 16 % was used for improving administrative capabilities and purchase of hardware and software.

On acquiring businesses, we spent 1 716m euro in 2005 and 973m euro in 2004. As already mentioned above, our principal investments in 2005 were the purchase of additional interests in AmBev, in InBev Germany Holding GmbH, the remaining 30 % interest of the Zhejiang Zhedong Brewery in China and the acquisition of the Tinkoff brewery in St-Petersburg, Russia.

Capital resources and equity

InBev's net financial debt increased to 4 867m euro as of 31 December 2005, from 3 271m euro as of 31 December 2004. Apart from normal operations, the increase in net debt is primarily the result of the purchase of AmBev common shares under the mandatory tender offer which InBev undertook (572m euro) and through the AmBev share buyback programs (178m euro); additional purchases of Sun Interbrew shares (514m euro); the purchase of additional shares of InBev Germany Holding GmbH (222m euro); dividend payments to shareholders of InBev (222m euro), dividend payments to minority shareholders of AmBev (326m euro), the purchase of InBev shares as part of a share buyback program detailed below (109m euro); and the impact of changes in the foreign exchange rates (693m euro), partly offset by the disposals of Damm, Erfrig and Pivovarna Union (235m euro).

Importantly, as part of InBev's strategy to more pro-actively manage its capital structure, the company announced in June 2005 a twelve month program for the purchase of up to 300m euro of InBev shares, and up to 500m euro of AmBev preferred shares. Until the end of December 2005, InBev acquired 3.5m InBev shares and 0.3m AmBev preferred shares.

Moreover, the company will remain committed to divesting non-core assets, either distributing the proceeds to shareholders or reinvesting in value-enhancing projects.

Consolidated equity attributable to equity holders of InBev as at 31 December 2005 was 11 471m euro, compared with 8 319m euro at the end of 2004. In line with the strengthening of mainly the Brazilian real, a foreign exchange translation adjustment of 1 609m euro was booked. Explanations on equity movements can be found in note 20 to the consolidated financial statements.

Research & development

In 2005, we invested 18m euro in research and development compared to 14m euro in 2004. Part of this was invested in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives. Knowledge management and learning is also an integral part of research and development and a lot of value is placed on collaborations with universities and other industries to continuously enhance our knowledge.

Risks and uncertainties

Note 27 *Financial instruments* of the consolidated financial statements contains detailed information on the company's exposures to risk and its risk management policies. Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment are disclosed in the relevant notes of the consolidated financial statements. Important contingencies are disclosed in note 30 *Contingencies* of the consolidated financial statements.

Independent auditors' report

KPMG

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises
Bourgetlaan - Avenue du Bourget 40
1130 Brussel - Bruxelles
Belgium

Tel. +32 (0)2 708 43 00
Fax +32 (0)2 708 43 99
www.kpmg.be

Independent Auditors' Report

To the Shareholders of InBev NV

We have audited the accompanying consolidated balance sheets of InBev NV and its subsidiaries ("the Group") as of 31 December 2005 and 2004, and the related consolidated income statements, statements of recognized gains and losses and cash flows statements for the years then ended, with a balance sheet total of EUR (million) 23,561 (2004: 18,644) and a profit for the year of EUR (million) 1,402 (2004: 898). These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the companies of the AmBev subgroup, which statements reflect total assets (excluding goodwill) of EUR (million) 4,546 (2004: 3,590) and total profit of EUR (million) 842 (2004: 234) in the consolidated financial statements, were audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the reports of the other auditors.

Unqualified audit opinion on the consolidated financial statements

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2005 and 2004, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Additional information

The following additional information is provided in order to complete the audit report but does not alter our audit opinion on the consolidated financial statements:

- As statutory auditor we are also responsible for examining the consolidated Board of Directors' report in accordance with auditing standards generally accepted in Belgium. The Board of Directors is responsible for the preparation and assessment of the information to be included in the consolidated directors' report. Based on the information made available to us, the consolidated Board of Directors' report contains the information required by law and is in accordance with the consolidated financial statements.

BCV Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren – Réviseurs d'Entreprises
Statutory Auditor
Represented by

Erik Helsen

Brussels
23 February 2006

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million euro	Notes	2005	2004
Revenue		**11 656**	**8 568**
Cost of sales		(5 082)	(3 992)
Gross profit		**6 574**	**4 576**
Distribution expenses		(1 362)	(950)
Sales and marketing expenses		(1 948)	(1 543)
Administrative expenses		(957)	(730)
Other operating income/(expenses)	6	132	(98)
Profit from operations before non-recurring items		**2 439**	**1 255**
Restructuring	7	(223)	(158)
Business disposal	7	16	473
Impairment	7	(34)	(256)
Profit from operations		**2 198**	**1 314**
Net financing costs	10	(451)	(172)
Gain on sale of investment securities (non-recurring financial income)	7	47	-
Share of result of associates		(1)	23
Profit before tax		**1 793**	**1 165**
Income tax expense	11	(391)	(267)
Profit		**1 402**	**898**
Attributable to:			
Equity holders of InBev		904	719
Minority interests		498	179
Weighted average number of ordinary shares (million shares)		600	480
Diluted weighted average number of ordinary shares (million shares)		603	483
Year-end number of ordinary shares, net of treasury shares (million shares)		608	576
Basic earnings per share		1.51	1.50
Diluted earnings per share		1.50	1.49
Earnings per share before goodwill and non-recurring items		1.71	1.69
Diluted earnings per share before goodwill and non-recurring items		1.70	1.68
Earnings per share before goodwill		1.51	1.95

Consolidated statement of recognized gains and losses

For the year ended 31 December Million euro	2005	2004
Exchange differences on translation of foreign operations (gains/(losses))	1 734	(106)
Full recognition of actuarial gains and (losses)	(114)	49
Cash flow hedges	9	(14)
Net result recognized directly in equity	**1 629**	**(71)**
Profit	1 402	898
Total recognized gains and losses	**3 031**	**827**

1 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based Payment* (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption of the IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of profit attributable to equity holders of InBev by 9m euro).

Consolidated balance sheet

As at 31 December Million euro	Notes	2005	2004[1]
Assets			
Non-current assets			
Property, plant and equipment	12	5 997	5 298
Goodwill	13	11 108	7 459
Intangible assets	14	540	246
Interest-bearing loans granted		30	48
Investments in associates		6	6
Investment securities	15	38	274
Deferred tax assets	16	930	792
Employee benefits	23	20	39
Trade and other receivables	18	629	550
		19 298	**14 712**
Current assets			
Interest-bearing loans granted		5	11
Investment securities	15	175	2
Inventories	17	929	847
Income tax receivable		123	119
Trade and other receivables	18	2 351	1 977
Cash and cash equivalents	19	613	976
Assets held for sale		67	-
		4 263	**3 932**
Total assets		**23 561**	**18 644**
Equity and Liabilities			
Equity			
Issued capital	20	470	444
Share premium	20	7 334	6 471
Reserves	20	969	(551)
Retained earnings	20	2 698	1 955
Equity attributable to equity holders of InBev		**11 471**	**8 319**
Minority interests		379	374
		11 850	**8 693**
Non-current liabilities			
Interest-bearing loans and borrowings	22	4 466	2 217
Employee benefits	23	935	742
Deferred tax liabilities	16	274	240
Trade and other payables	26	269	401
Provisions	25	578	502
		6 522	**4 102**
Current liabilities			
Bank overdrafts	19	61	100
Interest-bearing loans and borrowings	22	1 171	2 074
Income tax payable		278	310
Trade and other payables	26	3 463	3 284
Provisions	25	198	81
Liabilities held for sale		18	-
		5 189	**5 849**
Total equity and liabilities		**23 561**	**18 644**

1 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based Payment* and for the impact of the early adoption of the IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses.

Consolidated cash flow statement

For the year ended 31 December Million euro	2005	2004[1]
Operating activities		
Profit	1 402	898
Depreciation	829	621
Amortization and impairment of goodwill	-	216
Amortization of intangible assets	59	49
Impairment losses (other than goodwill)	48	135
Write-offs on non-current and current assets	-	3
Unrealized foreign exchange losses/(gains)	(32)	(25)
Net interest (income)/expense	382	196
Net investment (income)/expense	10	(39)
Loss/(gain) on sale of investment in associates	-	(488)
Loss/(gain) on sale of property, plant and equipment	(13)	(31)
Loss/(gain) on sale of intangible assets	-	3
Equity-settled share-based payment expense	59	10
Income tax expense	391	267
Share of result of associates	1	(23)
Cash flow from operating activities before changes in working capital and provisions	**3 136**	**1 792**
Decrease/(increase) in trade and other receivables	(147)	(194)
Decrease/(increase) in inventories	18	(63)
Increase/(decrease) in trade and other payables	(14)	329
Increase/(decrease) in provisions	82	(74)
Cash generated from operations	**3 075**	**1 790**
Interest paid	(514)	(252)
Interest received	92	75
Dividends received	4	8
Income tax paid	(371)	(237)
Cash flow from operating activities	**2 286**	**1 384**
Investing activities		
Proceeds from sale of property, plant and equipment	97	135
Proceeds from sale of intangible assets	7	-
Proceeds from sale of investments	172	1 155
Repayments of loans granted	42	3
Sale of subsidiaries, net of cash disposed of	73	7
Acquisition of subsidiaries, net of cash acquired	(136)	(214)
Purchase of minority interests	(1 580)	(759)
Acquisition of property, plant and equipment	(1 037)	(812)
Acquisition of intangible assets	(144)	(48)
Acquisition of other investments	(64)	(12)
Payments of loans granted	(14)	(32)
Cash flow from investing activities	**(2 584)**	**(577)**
Financing activities		
Proceeds from the issue of share capital	56	29
Purchase of treasury shares	(109)	-
Reimbursement of capital	(10)	(6)
Proceeds from borrowings	7 169	4 941
Repayment of borrowings	(6 598)	(5 015)
Payment of finance lease liabilities	(5)	(7)
Dividends paid	(568)	(229)
Cash flow from financing activities	**(65)**	**(287)**
Net increase/(decrease) in cash and cash equivalents	**(363)**	**520**
Cash and cash equivalents less bank overdrafts at beginning of year	876	360
Effect of exchange rate fluctuations	39	(4)
Cash and cash equivalents less bank overdrafts at end of year	**552**	**876**

1 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based Payment* and for the impact of the early adoption of the IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses and for the distinction between acquisitions of subsidiaries during the year and subsequent acquisitions of minority interests.

Notes to the consolidated financial statements

1. Corporate information

InBev NV is a company domiciled and publicly traded (Euronext: INB) in Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific.

The consolidated financial statements of the company for the year ended 31 December 2005 comprise the company and its subsidiaries (together referred to as "InBev" or the "company") and the company's interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the board of directors on 23 February 2006.

2. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as adopted by the European Union up to 31 December 2005. InBev did not apply any European carve-outs from IFRS meaning that our financials fully comply with IFRS. With the exception of the new IAS 19 *Employee Benefits* requirements (published in December 2004 – see note Changes in accounting policies below), InBev has not applied early any new IFRS requirements that are not yet effective in 2005.

3. Summary of significant accounting policies

(A) Basis of preparation

The financial statements are presented in euro, rounded to the nearest million. Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic remeasurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the relevant notes hereafter.

(B) Principles of consolidation

Subsidiaries are those companies in which InBev, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies' activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities are consolidated using the proportionate method of consolidation.

Associates are undertakings in which InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When InBev's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that InBev has incurred obligations in respect of the associate.

The financial statements of our subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of InBev's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company's significant subsidiaries, jointly controlled entities and associates is set out in note 34.

(C) Summary of changes in accounting policies

The accounting policies applied are consistent with those of the previous financial year except for the new/revised standards mandatory as from 1 January 2005 and the early adoption of the new IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses.

During 2004 and 2003 the IASB issued five new standards and amended fifteen existing standards which are effective since 1 January 2005. Below is a summary of the impact of the new requirements on our financial statements. The adoption of the amended IFRS requirements resulted in a modification of certain key terms in the financial statements which can be summarized as follows:

New term	Old term
Equity attributable to equity holders of InBev	Capital and reserves
Profit	Net profit
Share of result of associates	Income from associates
Revenue	Net turnover
Foreign operation	Foreign entity
Functional currency	Measurement currency

Goodwill and intangible assets

On 31 March 2004 the IASB issued IFRS 3 *Business Combinations*, revised IAS 36 *Impairment of Assets*, and revised IAS 38 *Intangible Assets*. InBev prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with the new requirements. As a result, goodwill was not amortized during 2005 but instead is reviewed at least annually for impairment in accordance with the revised IAS 36 *Impairment of Assets*. During the comparative year 2004, goodwill amortization amounted to 190m euro. IFRS 3 *Business Combinations* requires a separate recognition of intangible assets acquired in a business combination while historically such intangible assets have been subsumed under goodwill.

Share-based payments

In February 2004 the IASB published IFRS 2 *Share-based Payment*. This standard requires share-based payments made to employees to be recognized in the financial statements based on the fair value of the awards measured at grant date. InBev adopted IFRS 2 on 1 January 2005 and restated the comparative 2004 income statement by recognizing an additional compensation expense of 9m euro. As the grants are equity settled the net impact on the 1 January 2004 equity is zero. In conformity with IFRS 2, InBev applied the new share-based payment accounting requirements to all awards granted after 7 November 2002 which had not yet vested at 1 January 2005.

Post-employment benefits: actuarial gains and losses

In December 2004 the IASB issued an amendment to IAS 19 *Employee Benefits* that provides companies reporting under IFRS with an option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses. Before the amendment IAS 19 required actuarial gains and losses (i.e. unexpected changes in value of the defined benefit plan) to be recognized in profit or loss, either in the period in which they occur or spread over the remaining service lives of the employees. InBev concluded that a full recognition of the actuarial gains and losses enhances the transparency of its financial statements and therefore decided to apply the new option. In accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, InBev applied this change in accounting policy retrospectively leading to a net reduction of equity as at 1 January 2004 by 269m euro and to an increase of the 2004 profit by 9m euro.

Non-current assets held for sale

On 31 March 2004 the IASB published IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*. This standard adopts the classification "held for sale" and introduces the concept of a "disposal group", being a group of assets to be disposed of, by sales or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction. IFRS 5 requires that assets or disposal groups that are classified as held for sale are: (i) carried at the lower of carrying amount and fair value less costs to sell – which means that the related assets cease to be depreciated – and (ii) presented separately on the face of the balance sheet. At 31 December 2005 non-current assets held for sale amounted to 67m euro.

Minority interests and earnings per share

The amended IAS 27 *Consolidated and Separate Financial Statements* requires minority interest to be presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity. Further, the revised IAS 1 *Presentation of Financial Statements* prescribes that profit attributable to minority interest and profit attributable to equity holders of InBev need to be presented as allocations of profit instead of an expense. As a result, 2004 profit was grossed up to include the minority interest's share of 179m euro. Earnings per share continue to be calculated based on profit attributable to InBev shareholders.

The accounting policies below have been amended to reflect the adoption of the new IFRS requirements summarized above.

(D) Foreign currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to Equity (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the balance sheet and income statement are re-measured into euro as if it was the operation's functional currency.

Exchange rates

The following exchange rates have been used in preparing the financial statements.

1 euro equals	Closing rate		Average rate	
	2005	2004	2005	2004
Argentinean peso	3.571543	4.052586	3.656615	3.763303
Brazilian real	2.761317	3.615564	3.027725	3.591348
Bulgarian lev	1.956300	1.955898	1.955833	1.953026
Canadian dollar	1.372501	1.641599	1.516470	1.614015
Chinese yuan	9.520455	11.273449	10.249997	10.238034
Croatian kuna	7.375610	7.649705	7.416637	7.494735
Hungarian forint	252.844501	245.941958	247.954376	251.88916
Pound sterling	0.685300	0.705050	0.684589	0.679036
Russian ruble	34.184528	37.810042	35.410765	35.65825
Serbian dinar	85.499316	78.883016	82.583203	71.9528
South Korean won	1 184.834123	1 410.437236	1 282.051	1 424.501
Ukrainian hryvnia	5.971611	7.217455	6.415027	6.561292
US dollar	1.179700	1.362101	1.250607	1.236906

(E) Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

Supply and distribution rights

A supply right is the right for InBev to supply a customer and the commitment by the customer to purchase from InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

Other intangible assets

Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Supply rights are generally amortized over 5 years. Licenses, brewing and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When InBev buys back distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution.

(F) Goodwill

Goodwill is determined as the excess of the cost of an acquisition over InBev's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 *Business Combinations*, goodwill is not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

Goodwill is stated at cost less impairment losses (refer accounting policy M).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If InBev's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in profit or loss as required by IFRS 3.

Expenditure on internally generated goodwill is expensed as incurred.

(G) Property, plant and equipment

Owned assets

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy M). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Estimated useful lives	
Industrial buildings	20 years
Production plant and equipment:	
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years
Returnable packaging:	
Kegs	10 years
Crates	10 years
Bottles	5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years
Other real estate properties	33 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an infinite life. Residual values, if not insignificant, are reassessed annually.

(H) Accounting for leases

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer accounting policy G and M).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(I) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available for sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in equity. On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments in debt securities

Investments in debt securities classified as trading or as being available for sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in equity. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

Other investments

Other investments held by the company are classified as available for sale and are carried at fair value, with any resulting gain or loss recognized directly in equity. Impairment charges are recognized in the income statement.

(J) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(K) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recognized in the income statement for the difference between the carrying amount of the receivables and the present value of the estimated future cash flows.

(L) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demandable deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

(M) Impairment

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of the company's investments in debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities' original effective interest rate.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm's length transaction.

For goodwill the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, InBev's overall approach is to test goodwill for impairment at the business unit level (i.e. one level below the segments).

Reversal of impairment losses

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(N) Share capital

Repurchase of share capital

When InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

(O) Provisions

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(P) Employee benefits

Post employment benefits

Post employment benefits include pensions, post employment life insurance and medical care benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and the company, taking account of the recommendations of independent actuaries. InBev maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred.

b) Defined benefit plans

For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement consist of current service cost, interest cost, the expected return on any plan assets, past service costs and the effect of any curtailments or settlements.

The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, less any past service costs not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of, or changes to, post employment benefits. They are recognized as an expense over the average period that the benefits vest. Actuarial gains and losses comprise the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of recognized gains and losses.

Where the calculated amount of a defined benefit liability is negative (an asset), InBev recognizes such pension asset to the extent of any cumulative unrecognized past service costs plus any economic benefits available to InBev either from refunds or reductions in future contributions.

Other post-employment obligations
Some InBev companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

Bonuses
Bonuses received by company employees and management are based on financial key indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(Q) Share-based payments
Different share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The option exercise price equals the average market price of the underlying shares in the thirty trading days preceding the offer date. The fair value of the share-based payment compensations is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(R) Interest-bearing loans and borrowings
Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

(S) Trade and other payables
Trade and other payables are stated at amortized cost.

(T) Income tax
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 *Income Taxes* deferred taxes are provided using the so called balance sheet liability method. This means that, taking into account the IAS 12 requirements, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on goodwill that is not deductible for tax purposes, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments

in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(U) Income recognition

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods.

Rental and royalty income

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company's resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the cost of an asset are recognized as other operating income on a systematic basis over the useful life of the asset.

Financial income

Financial income comprises interest receivable on funds invested, dividend income, foreign exchange gains and gains on hedging instruments that are recognized in the income statement (refer accounting policy W).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

(V) Expenses

Financial expenses

Financial expenses comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, and losses on hedging instruments that are recognized in the income statement (refer accounting policy W).

All interest and other costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of financial expenses. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy E).

(W) Derivative financial instruments

InBev uses derivative financial instruments to manage the economic impact of foreign currencies, interest rates and commodity prices on the company's performance. InBev's financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 *Financial Instruments: Recognition and Measurement* hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are remeasured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in equity or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves). When the firm commitment or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is reclassified into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

Net investment hedge accounting

When a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on the translation of the liability to the functional currency are recognized directly in equity (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

(X) Segment reporting

InBev's primary segment reporting format is geographical because our risks and rates of return are affected predominantly by the fact that we operate in different geographical areas. The company's management structure and internal reporting system to the board of directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IAS 14 *Segment Reporting* InBev's reportable geographical segments were determined as North America, Latin America, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The company's assets are predominantly located in the same geographical areas as its customers.

Throughout the world, InBev is chiefly active in the malt-based beverages business. However, since 2005 the soft drinks business exceeded the 10% threshold for revenue from sales to external customers. Therefore, the soft drinks activities are reported as a secondary segment since 2005. The soft drinks segment consists of InBev owned soft drinks and soft drinks produced and sold by InBev under licensing agreements or sold under exclusive distribution agreements.

(Y) Discontinued operations and non-current assets held for sale

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single co-coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent remeasurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(Z) Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter.

IFRS 7 Financial Instruments: Disclosures

In August 2005, the International Accounting Standards Board (IASB) issued International Financial Reporting Standard (IFRS) 7 *Financial Instruments: Disclosures* and a complementary Amendment to IAS 1 *Presentation of Financial Statements—Capital Disclosures.* The IFRS introduces new requirements to improve the information on financial instruments that is given in entities' financial statements. It replaces IAS 30 *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* and some of the requirements in IAS 32 *Financial Instruments: Disclosure and Presentation.* The amendment to IAS 1 introduces requirements for disclosures about an entity's capital. While these new IFRS requirements are only effective as from 1 January 2007 InBev anticipates applying them already as from 2006 as part of its continued efforts to enhance transparency. Indeed, IFRS 7 is believed to lead to greater transparency with regard to the risks that InBev runs from the use of financial instruments. This, combined with the new requirements in IAS 1, should provide better information for investors and other users of our financial statements to make informed judgments about risk and return.

4. Segment reporting

Primary segments

Million euro, except volume (million hl) and FTE (units)	North America		Latin America		Western Europe		Central & Eastern Europe		Asia Pacific		Global export and holding companies		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Volume	15	**17**	104	**39**	41	**40**	38	**34**	24	**22**	2	**2**	224	**154**
Revenue	**1 733**	**1 852**	**3 947**	**1 205**	**3 669**	**3 464**	**1 468**	**1 253**	**748**	**642**	**91**	**152**	**11 656**	**8 568**
Cost of goods sold	(670)	(780)	(1 536)	(484)	(1 678)	(1 613)	(737)	(663)	(379)	(333)	(82)	(117)	(5 082)	(3 992)
Distribution expenses	(256)	(238)	(440)	(120)	(418)	(396)	(187)	(143)	(61)	(53)	-	-	(1 362)	(950)
Sales and marketing expenses	(309)	(364)	(446)	(120)	(740)	(695)	(243)	(196)	(144)	(119)	(66)	(51)	(1 948)	(1 543)
Administrative expenses	(97)	(111)	(251)	(77)	(290)	(289)	(107)	(81)	(49)	(42)	(163)	(130)	(957)	(730)
Other operating income/ (expenses)	(12)	(54)	49	(33)	(104)	(131)	(50)	(46)	23	(49)	226	215	132	(98)
Normalized profit from operations (EBIT)	**389**	**306**	**1 323**	**371**	**439**	**340**	**144**	**124**	**138**	**46**	**6**	**70**	**2 439**	**1 255**
Restructuring	(29)	(102)	-	-	(125)	(35)	(14)	-	(18)	-	(37)	(21)	(223)	(158)
Business disposal	-	487	-	-	8	-	7	(14)	1	-	-	-	16	473
Impairment	(13)	(54)	(1)	-	(19)	(71)	(1)	(28)	-	-	-	(103)	(34)	(256)
Profit from operations (EBIT)	**347**	**636**	**1 322**	**371**	**303**	**234**	**137**	**82**	**121**	**46**	**(31)**	**(55)**	**2 198**	**1 314**
Net financing cost	(33)	(479)	(335)	(38)	(212)	(209)	(13)	(16)	(12)	(14)	154	584	(451)	(172)
Gain on sale of investment securities	-	-	-	-	47	-	-	-	-	-	-	-	47	-
Share of result of associates	-	24	(1)	-	-	(1)	-	-	-	-	-	-	(1)	23
Income tax expense	(134)	(114)	(171)	(96)	(19)	-	(20)	(14)	(30)	(20)	(17)	(24)	(391)	(267)
Profit	**181**	**67**	**815**	**237**	**119**	**25**	**103**	**51**	**79**	**11**	**106**	**506**	**1 402**	**898**
Normalized profit	208	(246)	815	237	171	106	110	92	91	11	143	632	1 538	833
EBITDA	448	814	1 577	473	634	657	304	259	191	163	(22)	(37)	3 132	2 329
Normalized EBITDA	477	430	1 577	473	751	695	311	269	207	163	15	87	3 339	2 116
EBITDA margin (normalized) in %	27.5	23.2	40.0	39.3	20.5	20.1	21.2	21.4	27.8	25.4	16.5	57.2	28.6	24.7
Segment assets	2 428	2 085	8 877	5 549	5 096	5 170	2 702	1 499	2 160	1 759	709	679	21 972	16 741
Investm. in associates													6	6
Intersegment elimination													(407)	(356)
Non-segmented assets													1 990	2 253
Total assets													**23 561**	**18 644**
Segment liabilities	862	691	1 526	1 121	2 172	2 258	324	317	336	301	461	455	5 680	5 143
Intersegment elimination													(407)	(356)
Non-segm. liabilities													18 288	13 857
Total liabilities													**23 561**	**18 644**
Gross capex	101	69	371	143	406	293	284	277	70	60	29	19	1 261	861
Impairment losses/ (reversals)	13	54	6	-	20	67	8	35	1	-	-	-	48	156
Depreciation & amortization	89	124	250	101	311	356	159	142	70	117	9	19	888	859
Additions to/(reversals of) provisions	13	3	(25)	14	124	4	(1)	2	5	4	-	(3)	116	24
FTE	6 537	6 961	27 305	25 696	13 093	13 745	13 730	14 637	16 032	15 245	669	548	77 366	76 832

Secondary segments

Million euro, except volume (million hl)	Beer		Non-beer		Consolidated	
	2005	2004	2005	2004	2005	2004
Volume	192	140	32	14	224	154
Revenue	10 783	8 192	873	376	11 656	8 568
Total assets	21 923	17 172	1 638	1 472	23 561	18 644
Gross capex	1 195	825	66	36	1 261	861

5. Acquisitions and disposals of subsidiaries

The table below summarizes the impact of the acquisitions and disposals on the financial position of InBev:

Million euro	2005 Acquisitions	2005 Disposals	2004[1] Acquisitions	2004[1] Disposals
Non-current assets				
Property, plant and equipment	86	(61)	2 041	(4)
Intangible assets	111	(8)	44	-
Interest-bearing loans granted	1	-	23	-
Investments in associates	1	(3)	1	-
Investment securities	-	(2)	182	(3)
Deferred tax assets	1	-	484	-
Employee benefits	-	-	6	-
Trade and other receivables	-	-	230	-
Current assets				
Interest-bearing loans granted	-	-	3	-
Investment securities	-	-	9	-
Inventories	6	(9)	305	-
Income tax receivable	1	-	62	-
Trade and other receivables	19	(18)	385	(1)
Cash and cash equivalents	2	(3)	309	-
Minority interests	-	-	(250)	-
Non-current liabilities				
Interest-bearing loans and borrowings	(5)	2	(1 310)	-
Trade and other payables	-	-	(78)	-
Employee benefits	-	3	(81)	-
Provisions	(1)	-	(346)	-
Deferred tax liabilities	(27)	11	(45)	-
Current liabilities				
Interest-bearing loans and borrowings	(44)	3	(366)	3
Income tax payable	-	1	(48)	-
Trade and other payables	(73)	38	(911)	2
Provisions	(1)	5	(14)	-
Net identifiable assets and liabilities	**77**	**(41)**	**635**	**(3)**
Goodwill on acquisition	141	(38)	3 585	-
Adjustment arising from subsequent identification or changes in fair value of identifiable assets and (contingent) liabilities	(78)	-	-	-
Decrease of minority shareholdings	-	19	(28)	-
Loss/(gain) on disposal	-	(16)	-	(4)
Part of acquisitions settled in shares	-	-	(3 342)	-
Part of acquisitions paid in the previous year	(2)	-	(51)	-
Part of acquisitions to be paid	-	-	(276)	-
Consideration paid/(received), satisfied in cash	**138**	**(76)**	**523**	**(7)**
Cash (acquired)/disposed of	(2)	3	(309)	-
Net cash outflow/(inflow)	**136**	**(73)**	**214**	**(7)**

1 Since 2005 a distinction is made in the cash flow statement between acquisitions of subsidiaries during the year and subsequent acquisitions of minority interests. The comparative 2004 numbers have been restated accordingly.

The following major transactions took place:

- In August 2005 InBev closed the acquisition of 100% of the Tinkoff brewery in St. Petersburg, Russia, for a total cash consideration of 77m euro. Costs directly attributable to the combination represent 1m euro. The amounts recognized at the acquisition date for each class of Tinkoff's assets, liabilities and contingent liabilities are included in the column "2005 Acquisitions" of the above table. The Tinkoff goodwill of 68m euro is justified by i) the immediate alleviation of existing short-term capacity constraints which InBev has faced in Russia, ii) the fact that Tinkoff complements InBev's winning brand portfolio in Russia by adding the leading Russian brand in the fast-growing and highly profitable super-premium segment and iii) further expected growth as a result of leveraging InBev's existing nationwide sales and distribution network. The impact of Tinkoff's result on the 2005 InBev profit is negative for an amount of 1m euro. If the acquisition date would have been 1 January 2005, it was estimated that InBev's revenue and profit would have been higher by approximately 70m and 8m euro, respectively.
- The company acquired several local distributors throughout the world. As these distributors are immediately integrated in the InBev operations, no separate reporting is maintained on their contribution to the InBev profit.
- On 23 January 2006, InBev announced the agreement to acquire 100% of the equity interests in Fujian Sedrin Brewery Co. Ltd., the largest brewer in the Fujian province of China – see note 33 *Events after the balance sheet date.* This transaction has not been reflected in the above 2005 statements.

Further, the finalization of the purchase accounting for the 2004 business combinations resulted in a reclassification from goodwill to intangible assets for an amount of 78m euro. The increase of InBev's economic interest in the jointly controlled Quilmes business from 24.07% in 2004 to 32.10% in 2005 led to the recognition of goodwill for an amount of 18m euro.

6. Other operating income/(expenses)

Million euro	2005	2004
(Additions to)/reversals of provisions	36	(22)
Net gain/(loss) on disposal of property, plant and equipment and intangible assets	13	30
Net rent income	24	24
Net other operating income	59	60
Goodwill amortization	-	(190)
	132	**(98)**
Research and development expenses as incurred	18	14

7. Non-recurring items

InBev's management performance rewards are based on several criteria, including profitability of the company. To measure management's performance, profit from operations and profit, as reported in accordance with IFRS, are adjusted for certain items approved by the compensation committee of the board of directors. These items include the non-recurring items as detailed below. From an IFRS perspective, the items warrant separate disclosure because of their significance.

The non-recurring items included in the income statement are as follows:

Million euro	2005	2004
Profit from operations before non-recurring items	**2 439**	**1 255**
Restructuring	(223)	(158)
Business disposal	16	473
Impairment	(34)	(256)
Profit from operations	**2 198**	**1 314**
Gain on sale of investment securities	**47**	-

The 2005 non-recurring restructuring and impairment charges of respectively 223m euro and 34m euro were primarily triggered by the execution of several restructuring initiatives. These relate mainly to the realignment of the structures and processes in Western Europe, South Korea, Serbia-Montenegro and at the global headquarters. The changes aim to create clear responsibilities and to eliminate overlapping or duplicated processes and activities across functions and zones, taking into account the right match of employee profiles with the new organizational requirements. The outcome should be a stronger focus on InBev's core activities, cost savings, which should in turn result in added value, quicker decision-making and improvements to efficiency, service and quality. The 2005 non-recurring restructuring and impairment charges also include 41m euro of closure costs for the Toronto site.

The disposal of InBev's interest in Bremer Erfrischungsgetränke GmbH and Uniline (Bosnia-Herzegovina) resulted in a total 2005 non-recurring business disposal gain of 16m euro.

The 2004 business disposal gain of 473m euro relates for an amount of 488m euro to the sale of the Femsa business (U.S. and Mexican shareholdings). The balance represents the loss that was incurred following the termination of InBev's industrial operations in Bosnia-Herzegovina.

Total 2004 non-recurring restructuring charges amounted to 158m euro. These charges consisted for an amount of 97m euro of brewery closure costs in Canada and the UK and for an amount of 31m of restructuring costs in the US. Further, the 2004 non-recurring restructuring charges included Interbrew–AmBev integration costs for an amount of 28m euro. These costs contain severance pay (17m euro), consulting and other expenses (11m euro).

Non-recurring impairment charges amounted to 256m euro in 2004 of which 100m euro relates to the acquisition of the Alfa-Eco equity stake in Sun Interbrew Ltd. Further, the 2004 non-recurring impairment charges included the write-down of plants in Canada, New Westminster (25m euro) and the UK (48m euro).

A review of the carrying values of the company's assets resulted in 2004 in the recognition of impairment charges with regard to goodwill, intangible assets, items of property, plant and equipment and investments. In particular, InBev's German soft drinks assets were written down to their recoverable value, leading to a non-cash charge of 20m euro. Similarly, the U.S. Bass distribution rights, acquired in 2003, were impaired for an amount of 28m euro. In Central and Eastern Europe goodwill and property, plant and equipment were impaired for respectively 6m euro and 27m euro.

Finally, InBev's sale in 2005 of its 12.02% minority stake in the Spanish brewer Damm S.A. resulted in a non-recurring gain on sale of investment securities of 47m euro. InBev remains active in the Spanish beer market through its existing wholly-owned subsidiary which imports a number of InBev's leading brands including Beck's, Stella Artois and Franziskaner. InBev acquired its minority interest in Damm for 84m euro in 2002, when the Spanish regulatory authorities obliged Group Mahou/San Miguel to dispose of its stake in Damm.

All the above amounts are before income taxes. The 2005 and 2004 non-recurring items decreased income taxes by respectively 58m and 8m euro. For 2004, the favorable tax effect is primarily explained by the low taxation (14%) of the gain on the sale of the Femsa business.

8. Payroll and related benefits

Million euro	2005	2004
Wages and salaries	(1 364)	(1 048)
Social security contributions	(277)	(217)
Other personnel cost	(174)	(149)
Pension expense for defined benefit plans	(92)	(83)
Contributions to defined contribution plans	(4)	(3)
	(1 911)	**(1 500)**
Average number of full time equivalents (FTE)	77 366	76 832

The average number of full time equivalents can be split as follows:

	2005	2004
InBev NV (parent company)	335	256
Subsidiaries	71 022	70 958
Proportionally consolidated entities	6 009	5 618
	77 366	**76 832**

Note 4 *Segment reporting* contains the split of the FTE by geographical segment.

9. Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2005 income statement:

Million euro	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets
Cost of sales	(579)	(6)
Distribution expenses	(48)	(1)
Sales and marketing expenses	(137)	(37)
Administrative expenses	(79)	(15)
Non-recurring items	(34)	-
	(877)	**(59)**

10. Net financing costs

Million euro	2005	2004
Interest expense	(479)	(274)
Interest income	97	78
Dividend income, non-consolidated companies	4	6
Net foreign exchange gains	31	30
Net revaluation to fair value of derivatives	(6)	28
Net gains/(losses) on sale of available for sale financial assets	4	(4)
Non derivative financial instruments at fair value through profit or loss	(14)	-
Taxes on financial transactions	(45)	(13)
Other, including bank fees	(43)	(23)
	(451)	**(172)**

11. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million euro	2005	2004
Current tax expense		
Current year	(363)	(351)
Over provided in prior years	23	2
	(340)	**(349)**
Deferred tax (expense)/income		
Over provided in previous years	8	15
Origination and reversal of temporary differences	183	107
Utilization of deferred tax assets on prior years' losses	(265)	(48)
Origination of deferred tax assets on current year's losses	23	8
	(51)	**82**
Total income tax expense in the income statement	**(391)**	**(267)**

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million euro	2005	2004
Profit before tax	1 793	1 165
Deduct share of result of associates	1	(23)
Profit before tax and before share of result of associates	**1 794**	**1 142**
Adjustments on taxable basis		
Non-deductible amortization of goodwill and intangibles	-	192
Expenses not deductible for tax purposes	290	289
Non-taxable dividends from investments	(2)	(4)
Non-taxable financial and other income	(240)	(35)
	1 842	**1 584**
Aggregated weighted nominal tax rate	**33.1 %**	**27.9 %**
Tax at aggregated weighted nominal tax rate	(609)	(442)
Adjustments on tax expense		
Utilization of tax losses not previously recognized	7	13
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(72)	(10)
Over provided in prior years	31	17
Tax savings from tax credits	215	91
Tax savings from special tax status	56	76
Change in tax rate	3	(1)
Other tax adjustments, mainly withholding tax	(22)	(11)
	(391)	**(267)**
Effective tax rate	**21.8 %**	**23.4 %**

The total income tax expense amounts to 391m euro in 2005 or 21.8 % of the profit before taxes less income from associated companies, compared to 267m euro in 2004, or 23.4 %. Excluding non-recurring items, the 2005 effective tax rate is 22.6 %.

The aggregated weighted nominal tax rate increased from 27.9 % in 2004 to 33.1 % in 2005 mainly due to the inclusion of twelve months of AmBev Brazil results in 2005 versus four months in 2004. The 2005 and 2004 nominal tax rate for Brazil is 34 %.

Income taxes were directly recognized in equity as follows:

Million euro	2005	2004
Income tax (losses)/gains		
Recognition of actuarial gains and losses	32	12
Adjustments arising from subsequent identification or changes in fair value of identifiable assets and (contingent) liabilities	-	1
Effective portion of changes in fair value of cash flow hedges	-	-

12. Property, plant and equipment

Million euro	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost					
Balance at end of previous year	2 907	7 050	1 963	351	12 271
Effect of movements in foreign exchange	326	901	155	36	1 418
Acquisitions through business combinations	31	67	7	1	106
Other acquisitions	46	374	166	450	1 036
Disposals through the sale of subsidiaries	(28)	(51)	(28)	(1)	(108)
Other disposals	(54)	(189)	(60)	(3)	(306)
Transfer to other asset categories	7	252	9	(405)	(137)
Other movements	(8)	(6)	3	(28)	(39)
Balance at end of year	**3 227**	**8 398**	**2 215**	**401**	**14 241**
Depreciation and impairment losses					
Balance at end of previous year	(1 205)	(4 407)	(1 361)	-	(6 973)
Effect of movements in foreign exchange	(108)	(524)	(99)	-	(731)
Acquisitions through business combinations	(3)	(13)	(4)	-	(20)
Disposals through the sale of subsidiaries	2	30	15	-	47
Other disposals	34	138	48	-	220
Depreciation	(109)	(521)	(199)	-	(829)
Impairment losses	(2)	(38)	(8)	-	(48)
Transfer to other asset categories	18	41	22	-	81
Other movements	7	2	-	-	9
Balance at end of year	**(1 366)**	**(5 292)**	**(1 586)**	-	**(8 244)**
Carrying amount					
at 31 December 2004	**1 702**	**2 643**	**602**	**351**	**5 298**
at 31 December 2005	**1 861**	**3 106**	**629**	**401**	**5 997**

The transfer to other asset categories mainly relates to the separate presentation in the balance sheet of property, plant and equipment held for sale following the adoption of IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.*

There is no property, plant and equipment subject to restrictions on title. The carrying amount of property, plant and equipment pledged as collateral for liabilities amounts to 123m euro.

Leased assets

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount of leased land and buildings was 12m euro (2004: 12m euro) and leased plant and equipment was 7m euro (2004: 7m euro).

13. Goodwill

Million euro	
Acquisition cost	
Balance at end of previous year	8 193
Effect of movements in foreign exchange	1 633
Adoption of IFRS 3 *Business Combinations*	(732)
Acquisitions through business combinations	141
Purchases of minority interests	1 989
Disposals through the sale of subsidiaries	(38)
Adjustments arising from subsequent identification or changes in fair value of identifiable assets and (contingent) liabilities	(78)
Balance at end of year	**11 108**
Amortization and impairment losses	
Balance at end of previous year	(734)
Effect of movements in foreign exchange	(43)
Adoption of IFRS 3 *Business Combinations*	777
Balance at end of year	-
Carrying amount	
at 31 December 2004	**7 459**
at 31 December 2005	**11 108**

In accordance with the transitional provisions of IFRS 3 *Business Combinations* the company eliminated the carrying amount of the accumulated goodwill amortization with a corresponding decrease in goodwill. In addition, negative goodwill was recognized in equity for an amount of 45m euro.

During the year 2005 InBev purchased significant minority shareholdings in several subsidiaries for a total amount of 1 580m euro. As the related subsidiaries were already fully consolidated, the purchases did not impact InBev's profit, but reduced the minority interests and thus impacted the profit attributable to equity holders of InBev.

The impact of the minority purchases on InBev's economic interest in the related subsidiaries can be summarized as follows:

Majority interest	31 December 2005	31 December 2004
AmBev, Brazil	56.57 %	50.27 %
Zhejiang Zhedong Brewery (KK), China	100.00 %	70.00 %
Sun Interbrew, Russia	99.80 %	76.00 %
InBev Germany Holding GmbH, Bremen	97.82 %	87.18 %

The purchases of minority interests resulted in an increase of goodwill by 1 989m euro which primarily stems from the following transactions:

- On 31 January 2005, InBev announced the closings of the amended transaction with Sun Trade (International) Ltd., whereby InBev purchased all of Sun Trade's holding of voting and non-voting shares in Sun Interbrew Ltd, and of the transaction with Alfa-Eco, whereby InBev acquired all of Alfa-Eco's holding of voting and non-voting shares in Sun Interbrew. The goodwill resulting from these transactions amounts to 612m euro. On 26 May 2005, InBev closed its offer to acquire the remaining minority interest in Sun Interbrew Ltd, leading to goodwill of 42m euro. At 31 December 2005 InBev owns a 99.8 % economic interest in Sun Interbrew Ltd. In addition to the issuance of 12.5m InBev shares a total cash consideration of 514m euro was paid during 2005 for InBev's increase of its stake in Sun Interbrew.
- On 31 March 2005, InBev announced the results and settlement mechanics and timing of the mandatory tender offer launched in relation to AmBev common shares in Brazil ("MTO"). The MTO started on 14 February 2005 and ended on 29 March 2005, on which date the "auction" was held in Brazil. The results of the MTO were the following:
  - 1 612 915 545 common AmBev shares have been tendered to the cash option.
  - 1 347 155 632 common AmBev shares have been tendered to the stock-for-stock option.

  The AmBev common shares tendered to the cash option and to the stock-for-stock option represented, on an aggregate basis, 81.23 % of the total number of outstanding AmBev common shares concerned by the MTO and brought the total participation held, directly or indirectly, by InBev in AmBev to a 80.99 % voting interest and a 54.16 % economic interest (55.79 % economic interest net of treasury shares). The goodwill on this transaction amounted to 1 056m euro. In addition to the issuance of 18.6m InBev shares a total cash consideration of 572m euro was paid. Finally, purchases of AmBev shares through the AmBev share buy-back program resulted in the recognition of additional goodwill for an amount of 177m euro.
- On 2 September 2005, InBev announced that it has acquired the remaining 30 % interest in KK's brewing activities, located in the Zhejiang Province in China. This transaction enhances InBev's position in the province -where InBev holds a 50 % market share- and represents a further step in InBev's move to consolidate and strengthen its position in China. InBev acquired a 70 % stake of the KK brewing activities in April 2003. KK is a leading brewer in the Province of Zhejiang and holds an 80 % market share in the city of Ningbo, the second largest harbor in China, after Shanghai. KK's brewing operations include two breweries in Ningbo and Zhoushan, and one bottling line in Yuyao. The acquisition of the remaining 30 % stake led to recognition of goodwill for an amount of 11m euro.

Goodwill has been tested for impairment at the business unit level (i.e. one level below the segments) based on a fair value less cost to sell approach. More particularly, a discounted free cash flow approach, based on current acquisition valuation models, is used. For the period 2006 till 2008 the free cash flows are based on InBev's strategic plan as approved by key management. For the subsequent years, the data of the strategic plan are extrapolated based on the consumer price indices as obtained from external resources and based on key performance indicators as inherent to the strategic plan. The projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital. The latter ranged primarily between 6.50 % and 11.80 % in euro nominal terms. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Business unit - Million euro	31 December 2005
Brazil	4 751
Germany	1 046
Russia/Ukraine	944
Canada	926
South Korea	848
UK/Ireland	689
Hispanic Latin America	536
New market development	393
USA	290
France/Italy/Spain	270
China	241
Bulgaria/Romania/Montenegro/Serbia	119
Belgium/Luxemburg	54
Other	1
	11 108

In the fourth quarter of 2005, InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described above, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. InBev believes that all of its estimates are reasonable : they are consistent with the internal reporting and reflect management's best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a business unit's carrying amount to exceed its recoverable amount.

14. Intangible assets

Million euro	Useful life		Advance payments	Total
	Indefinite	Finite		
Acquisition cost				
Balance at end of previous year	-	549	2	551
Adoption of the revised IAS 38 *Intangible Assets*	97	(97)	-	-
Effect of movements in foreign exchange	9	40	-	49
Acquisitions through business combinations	20	14	-	34
Other acquisitions and expenditures	143	67	15	225
Adjustments arising from subsequent identification or changes in fair value of identifiable assets and (contingent) liabilities	-	78	-	78
Disposals through the sale of subsidiaries	-	(14)	-	(14)
Other disposals	-	(19)	-	(19)
Transfer to other asset categories	3	(34)	(6)	(37)
Other movements	-	10	-	10
Balance at end of year	**272**	**594**	**11**	**877**
Amortization and impairment losses				
Balance at end of previous year	-	(305)	-	(305)
Adoption of the revised IAS 38 *Intangible Assets*	(39)	39	-	-
Effect of movements in foreign exchange	(2)	(18)	-	(20)
Amortization	-	(59)	-	(59)
Acquisitions through business combinations	-	(1)	-	(1)
Disposals through the sale of subsidiaries	-	5	-	5
Other disposals	-	12	-	12
Transfer to other asset categories	-	34	-	34
Other movements	-	(4)	-	(4)
Balance at end of year	**(41)**	**(296)**	**-**	**(337)**
Carrying value				
at 31 December 2004	**-**	**244**	**2**	**246**
at 31 December 2005	**231**	**298**	**11**	**540**

InBev is the owner of some of the world's most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given InBev's more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

Intangible assets with indefinite useful lives have been tested for impairment at a country cash-generating unit level (i.e. at or one level below the business unit level) based on the same impairment testing approach as for goodwill – see note 13 *Goodwill* above. The royalty stream that could be obtained from licensing the intangible asset to a third party in an arm's length transaction is also used as an indicator of fair value.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Country - Million euro	31 December 2005
UK	97
USA	50
Brazil	45
Russia	24
Germany	15
	231

Since 1 January 2005 InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO_2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such a provision is measured at the estimated amount of the expenditure required to settle the obligation. Since it was estimated at 31 December 2005 that the emission allowances owned will fully cover the expected CO_2 emissions, no provision was recognized.

15. Investment securities

Million euro	2005	2004
Non-current investments		
Equity securities available for sale	29	190
Debt securities held to maturity	9	19
Debt securities available for sale	-	65
	38	**274**
Current investments		
Financial assets at fair value through profit or loss - held for trading	173	-
Debt securities held to maturity	-	1
Debt securities available for sale	2	1
	175	**2**

The decrease in non-current equity securities available for sale by 161m euro relates for an amount of 158m euro to the sale of InBev's holding in the Slovenian Pivovarna Union (74m euro) and the Spanish Damm (84m euro).

16. Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

Million euro	Assets		Liabilities		Net	
	2005	2004	2005	2004	2005	2004
Property, plant and equipment	28	25	(496)	(494)	(468)	(469)
Intangible assets	108	126	(55)	(27)	53	99
Other investments	200	73	(13)	(26)	187	47
Inventories	6	6	(6)	(4)	-	2
Interest-bearing loans and borrowings	12	43	(4)	(3)	8	40
Employee benefits	240	187	(1)	(2)	239	185
Provisions	196	151	(8)	(10)	188	141
Other items	89	116	(25)	(3)	64	113
Loss carry forwards	385	394	-	-	385	394
Gross deferred tax assets/(liabilities)	**1 264**	**1 121**	**(608)**	**(569)**	**656**	**552**
Netting by taxable entity	(334)	(329)	334	329	-	-
Net deferred tax assets/(liabilities)	**930**	**792**	**(274)**	**(240)**	**656**	**552**

On 31 December 2005, a deferred tax liability of 25m euro (2004: 26m euro) relating to investments in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward on which no deferred tax asset is recognized amount to 654m euro (2004: 434m euro). 411m euro of these tax losses do not have an expiration date. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which the unused tax losses can be utilized.

When reconciling the 2005 deferred income tax expense of 51m euro with the increase in the net deferred tax assets by 104m euro, it should be noted that changes in foreign currency exchange rates increased the net deferred tax assets by 141m euro.

17. Inventories

Million euro	2005	2004
Prepayments	38	43
Raw materials and consumables	513	457
Work in progress	89	80
Finished goods	203	191
Goods purchased for resale	86	76
	929	**847**
Inventories other than work in progress		
Inventories stated at net realizable value	22	13
Carrying amount of inventories subject to collateral	6	5

The cost of inventories recognized as an expense in 2005, amounted to 3 673m euro, included in cost of sales. Last year, this expense amounted to 2 794m euro.

18. Trade and other receivables

Non-current trade and other receivables

Million euro	2005	2004
Trade receivables	43	55
Cash guarantees	24	16
Loans to customers	213	245
Other receivables	349	234
	629	**550**

Current trade and other receivables

Million euro	2005	2004
Trade receivables	1 714	1 500
Interest receivable	21	19
Tax receivable, other than income tax	180	136
Derivative financial instruments with positive fair values	77	31
Other receivables	359	291
	2 351	**1 977**

19. Cash and cash equivalents

Million euro	2005	2004
Short term bank deposits	365	731
Bank current accounts	242	241
Cash	6	4
Cash and cash equivalents	**613**	**976**
Bank overdrafts	**(61)**	**(100)**
	552	**876**

The high balance of short term bank deposits at 31 December 2004 was primarily explained by cash received following the sale of the Femsa business (pre-tax gain of 488m euro – see also note 7 *Non-recurring items*).

20. Changes in equity

The table below summarizes the changes in equity that took place during the years 2004 and 2005:

	Attributable to equity holders of InBev											
Million euro	Issued capital	Share premium	Treasury shares	Share-based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Minority interest	Total equity
As per 31 Dec 2003	**333**	**3 215**	**(6)**	**-**	**(220)**	**(6)**	**-**	**8**	**1 396**	**4 720**	**410**	**5 130**
Changes in accounting policies	-	-	-	4	-	-	(269)	-	(4)	(269)	-	(269)
Restated balance	**333**	**3 215**	**(6)**	**4**	**(220)**	**(6)**	**(269)**	**8**	**1 392**	**4 451**	**410**	**4 861**
Total recognized gains and losses	-	-	-	-	(106)	(14)	49	-	719	648	179	827
Shares issued	111	3 256	-	-	-	-	-	-	-	3 367	-	3 367
Dividends	-	-	-	-	-	-	-	-	(156)	(156)	(15)	(171)
Share-based payments	-	-	-	9	-	-	-	-	-	9	2	11
Scope changes	-	-	-	-	-	-	-	-	-	-	(202)	(202)
As per 31 Dec 2004	**444**	**6 471**	**(6)**	**13**	**(326)**	**(20)**	**(220)**	**8**	**1 955**	**8 319**	**374**	**8 693**

	Attributable to equity holders of InBev											
Million euro	Issued capital	Share premium	Treasury shares	Share-based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Minority interest	Total equity
As per 31 Dec 2004	**444**	**6 471**	**(6)**	**-**	**(326)**	**(20)**	**-**	**8**	**1 959**	**8 530**	**412**	**8 942**
Changes in accounting policies	-	-	-	13	-	-	(220)	-	(4)	(211)	(38)	(249)
Restated balance	**444**	**6 471**	**(6)**	**13**	**(326)**	**(20)**	**(220)**	**8**	**1 955**	**8 319**	**374**	**8 693**
Total recognized gains and losses	-	-	-	-	1 609	6	(86)	-	904	2 433	598	3 031
Shares issued	26	863	-	-	-	-	-	-	-	889	-	889
Dividends	-	-	-	-	-	-	-	-	(225)	(225)	(344)	(569)
Share-based payments	-	-	-	51	-	-	-	-	-	51	9	60
Treasury shares	-	-	(60)	-	-	-	-	-	-	(60)	-	(60)
Prospective adoption IFRS 3	-	-	-	-	-	-	-	-	45	45	-	45
Other	-	-	-	-	-	-	-	-	19	19	7	26
Scope changes	-	-	-	-	-	-	-	-	-	-	(265)	(265)
As per 31 Dec 2005	**470**	**7 334**	**(66)**	**64**	**1 283**	**(14)**	**(306)**	**8**	**2 698**	**11 471**	**379**	**11 850**

Statement of capital

Capital	Million euro	Million shares
Issued capital		
At the end of the previous year	444	576
Changes during the year	26	34
	470	**610**

The company's shares are without par value. At 31 December 2005 388m shares were registered while 222m are bearer shares. The holders of InBev shares are entitled to receive dividends as declared and to one vote per share at shareholders' meetings of the company. The company's authorized, unissued capital amounts to 14m euro.

The 2005 share issuance relates for 31m shares to the acquisition of minority interests in AmBev, Brazil and Sun Interbrew, Russia - see note 13 *Goodwill* above. The remaining balance of 3m shares corresponds with 2005 exercises of InBev share options - see note 24 *Share-based payments.*

Commitments to issue shares

In addition to the 10.9m outstanding share options (see note 24 *Share-based payments)* the company had at 31 December 2005 6 619 warrants outstanding that represent a total of 2.6m shares, exercisable at a weighted average exercise price of 3.24 euro per share. Of these warrants, 6 229 for an aggregate of 2.5m shares, and a weighted average exercise price of 2.92 euro per share, are kept in auto control and will never be exercised. The issuances must be within the authorized capital and must satisfy the conditions for limitation or cancellation of shareholders' preferential rights. At 30 May 2006 all the warrants expire. If all the share options and warrants would be exercised share capital would increase by 10m euro.

Treasury shares

	Million euro	Million shares
At the end of the previous year	6	-
Changes during the year	60	1.9
	66	**1.9**

Using the powers granted during the Extraordinary Shareholders' Meeting of 26 April 2005, the board of directors has decided in June 2005 to initiate a share buy-back program of InBev shares for an amount up to 300m euro. The program will run for a period of twelve months and may be extended thereafter.

The aim of the program is to enhance shareholder value by combining the strong cash-flow generation of the company with the right capital structure. In addition, the program will allow the company to satisfy its obligations under the new incentive programs for the management.

During the year 2005, InBev repurchased 3.5m own shares on the Euronext Brussels Stock Exchange. The shares were measured at the share price of the day for a total value of 109m euro. 1.6m shares were exchanged against AmBev shares by a limited number of AmBev shareholders who are part of the senior management of InBev – see note 24 *Share-based payments.*

Dividends

On 23 February 2006, a dividend of 292m euro, or 0.48 euro per share, is proposed by the board of directors. In accordance with IAS 10 *Events After the Balance Sheet Date*, the dividend has not been recorded in the 2005 financial statements.

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liability and on the derivative financial instrument determined to be an effective net investment hedge in conformity with the IAS 39 hedge accounting rules.

Hedging reserves
The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges where the hedged transaction has not yet impacted profit or loss.

21. Earnings per share

Basic earnings per share
The calculation of basic earnings per share is based on the profit attributable to equity holders of InBev of 904m euro (2004: 719m euro) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Weighted average number of ordinary shares Million shares	2005	2004
Issued ordinary shares at 1 January	576	432
Effect of shares issued	24	48
Weighted average number of ordinary shares at 31 December	**600**	**480**

Diluted earnings per share
The calculation of diluted earnings per share is based on the profit attributable to equity holders of InBev of 904m euro (2004: 719m euro) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Weighted average number of ordinary shares (diluted) Million shares	2005	2004
Weighted average number of ordinary shares at 31 December	600	480
Effect of share options and warrants	3	3
Weighted average number of ordinary shares (diluted) at 31 December	**603**	**483**

Earnings per share before goodwill and non-recurring items
The calculation of earnings per share before goodwill and non-recurring items is as follows:

Profit before goodwill and non-recurring items, attributable to equity holders of InBev - Million euro	2005	2004
Profit attributable to equity holders of InBev	904	719
Goodwill amortization	-	190
Non-recurring items, after taxes, attributable to equity holders of InBev	120	(98)
Profit before goodwill and non-recurring items, attributable to equity holders of InBev	**1 024**	**811**

Weighted average number of ordinary shares Million shares	2005	2004
Issued ordinary shares at 1 January	576	432
Effect of shares issued	24	48
Weighted average number of ordinary shares at 31 December	**600**	**480**

Diluted earnings per share before goodwill and non-recurring items
The calculation of diluted earnings per share before goodwill and non-recurring items is as follows:

Profit before goodwill and non-recurring items, attributable to equity holders of InBev - Million euro	2005	2004
Profit attributable to equity holders of InBev	904	719
Goodwill amortization	-	190
Non-recurring items, after taxes, attributable to equity holders of InBev	120	(98)
Profit before goodwill and non-recurring items, attributable to equity holders of InBev	**1 024**	**811**

* 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based Payment* (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption of the IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of *profit attributable to equity holders of InBev by 9m euro*).

Weighted average number of ordinary shares (diluted) Million shares	2005	2004
Weighted average number of ordinary shares at 31 December	600	480
Effect of share options and warrants	3	3
Weighted average number of ordinary shares (diluted) at 31 December	**603**	**483**

Earnings per share before goodwill

The calculation of earnings per share before goodwill is as follows:

Profit before goodwill amortization and impairment, attributable to equity holders of InBev - Million euro	2005	2004[1]
Profit attributable to equity holders of InBev	904	719
Goodwill amortization	-	190
Goodwill impairment	-	26
Profit before goodwill amortization and impairment, attributable to equity holders of InBev	**904**	**935**

Weighted average number of ordinary shares Million shares	2005	2004
Issued ordinary shares at 1 January	576	432
Effect of shares issued	24	48
Weighted average number of ordinary shares at 31 December	**600**	**480**

A total of 2.8m share options was not included in the 2005 calculation of diluted earnings per share (2004: 3.3m) because they are antidilutive for the years presented.

22. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign currency risk, refer to note 27 *Financial Instruments.*

Non-current liabilities

Million euro	2005	2004
Secured bank loans	137	87
Unsecured bank loans	2 927	171
Unsecured bond issues	1 222	1 800
Unsecured other loans	172	150
Finance lease liabilities	8	9
	4 466	**2 217**

Current liabilities

Million euro	2005	2004
Secured bank loans	67	51
Unsecured bank loans	936	1 941
Unsecured bond issues	132	34
Secured other loans	32	-
Unsecured other loans	2	26
Unsecured bank facilities	-	18
Finance lease liabilities	2	4
	1 171	**2 074**

1 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based Payment* (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption of the IAS 19 *Employee Benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of profit attributable to equity holders of InBev by 9m euro).

Terms and debt repayment schedule

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Secured bank loans	203	67	2	121	13
Unsecured bank loans	3 864	936	82	805	2 041
Unsecured bond issues	1 354	132	42	221	959
Secured other loans	32	32	-	-	-
Unsecured other loans	174	2	7	3	162
Unsecured bank facilities	-	-	-	-	-
Finance lease liabilities	10	2	2	3	3
	5 637	**1 171**	**135**	**1 153**	**3 178**

Finance lease liabilities

Million euro	Payments 2005	Interest 2005	Principal 2005	Payments 2004	Interest 2004	Principal 2004
Less than one year	2	-	2	4	-	4
Between one and five years	6	1	5	6	1	5
More than five years	2	1	1	5	1	4
	10	**2**	**8**	**15**	**2**	**13**

23. Employee benefits

InBev maintains in several countries in which the group operates post-employment benefit plans such as pensions and medical care plans as well as other long-term employee benefit plans. In accordance with IAS 19 *Employee Benefits* post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

Defined contribution plans

For defined contribution plans, InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2005, the defined contribution expenses for the company amounted to 4m euro compared to 3m euro for 2004.

Defined benefit plans

The company makes contributions to 56 defined benefit plans of which 44 are retirement plans in the form of final pay programs and 12 are medical cost plans. The retirement plans have been established in accordance with applicable legal requirements and common practice in each country. Most plans provide benefits related to pay and years of service.
The German, French, Russian, Luxemburg and part of the Belgian, Brazilian, Canadian, UK and US plans are unfunded. The assets of the other plans are held in legally separate funds set up following the local statutory requirements.
The medical cost plans in Canada, US, Belgium and Brazil provide medical benefits to former employees after retirement.

The total expense for 2005 related to defined benefit plans for the group amounted to 92m euro compared to 83m for 2004.

The present value of funded obligations includes a 120m euro liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner ("FAHZ"). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of AmBev. On 31 December 2005, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The company's net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million euro	2005	2004
Present value of funded obligations	(2 375)	(1 823)
Fair value of plan assets	2 005	1 514
Present value of net obligations for funded plans	**(370)**	**(309)**
Present value of unfunded obligations	(454)	(344)
Present value of net obligations	**(824)**	**(653)**
Unrecognized past service cost	(5)	11
Unrecognized asset	(86)	(61)
Net liability	**(915)**	**(703)**
Employee benefits amounts in the balance sheet:		
Liabilities	(935)	(742)
Assets	20	39
Net liability	**(915)**	**(703)**

The changes in the present value of the defined benefit obligation are as follows:

Million euro	2005	2004
Defined benefit obligation at 1 January	**(2 167)**	**(1 739)**
Service cost	(58)	(50)
Interest cost	(156)	(109)
Actuarial gains and (losses)	(277)	(58)
(Losses) and gains on curtailments	(13)	(3)
Changes in consolidation scope	3	(61)
Reclassifications from provisions	(19)	-
Exchange differences	(277)	(199)
Benefits paid	135	52
Defined benefit obligation at 31 December	**(2 829)**	**(2 167)**

The changes in the fair value of plan assets are as follows:

Million euro	2005	2004
Fair value of plan assets at 1 January	**1 514**	**1 094**
Expected return	144	90
Actuarial gains and (losses)	133	28
Assets distributed on settlement	(1)	(1)
Changes in consolidation scope	-	-
Exchange differences	350	355
Benefits paid	(135)	(52)
Fair value of plan assets at 31 December	**2 005**	**1 514**

The actual return on plan assets in 2005 and 2004 was 207m euro and 127m euro respectively.
The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million euro	2005	2004
Current service costs	(58)	(50)
Interest cost	(156)	(109)
Expected return on plan assets	144	90
Recognized past service cost	(8)	(10)
Gains/(losses) on settlements or curtailments	(14)	(4)
	(92)	**(83)**

The employee benefit expense is included in the following line items of the income statement:

Million euro	2005	2004
Cost of sales	(20)	(17)
Distribution expenses	(17)	(15)
Sales and marketing expenses	(11)	(15)
Administrative expenses	(28)	(31)
Other operating income/(expenses)	-	4
Non-recurring items	(16)	(9)
	(92)	**(83)**

The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) can be summarized as follows:

	2005	2004
Discount rate at 31 December	5.6%	5.9%
Expected return on plan assets at 31 December	8.5%	8.3%
Future salary increases	3.4%	3.4%
Future pension increases	2.6%	1.4%
Medical cost trend rate	9.3% p.a. reducing to 6.4%	10.8% p.a. reducing to 5.5%
Dental claims trend rate	4%	4%

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects:

	2005		2004	
	One percentage point increase	*One percentage point decrease*	*One percentage point increase*	*One percentage point decrease*
Effect on the aggregate of the service cost and interest cost of medical plans	(5)	4	(4)	3
Effect on the defined benefit obligation for medical costs	(53)	46	(36)	32

The fair value of plan assets at 31 December consists of the following:

	2005	2004
Government bonds	21%	20%
Corporate bonds	19%	20%
Equity instruments	56%	56%
Property	1%	1%
Cash	1%	1%
Insurance contracts	2%	2%
	100%	**100%**

The plan assets include indirect investments in ordinary shares issued by the company at a total fair value of 1m euro. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the total investment portfolio.

The five year history of the present value of the defined benefit obligation, the fair value of the plan assets and the deficit in the plans is as follows:

	2005	2004	2003	2002	2001
Present value of the defined benefit obligation	(2 829)	(2 167)	(1 739)	(1 492)	(2 765)
Fair value of plan assets	2 005	1 514	1 094	904	2 504
Deficit	(824)	(653)	(645)	(588)	(261)
Experience adjustments: (increase)/decrease plan liabilities	(33)	-	-	-	-
Experience adjustments: increase/(decrease) plan assets	118	108	-	-	-

The increase in the deficit between the years 2001 and 2002 by 327m euro is for an amount of 282m euro explained by the sale in 2002 of Carling Brewers because of the surplus in the pension plan of this business.

InBev expects to contribute approximately 105m euro to its defined benefit plans in 2006.

24. Share-based payments

Different share option programs allow company senior management and members of the board of directors to acquire shares of InBev or AmBev. The fair value of these share-based payment compensations is estimated at grant date, using the Black-Scholes-Merton option pricing model, and expensed over the vesting period.

The weighted average fair value of the options and assumptions used in applying the InBev option pricing model are as follows:

Amounts in euro unless otherwise indicated	31 December 2005	31 December 2004
Fair value of options granted	6.82	7.88
Share price	24.37	25.49
Exercise price	24.06	23.02
Expected volatility	22%	24%
Expected option life (in years)	6	6
Expected dividends	1.37%	1.31%
Risk-free interest rate	3.58%	3.79%

Expected volatility is based on historical volatility (exponentially weighted moving average) calculated using 250 days of historical data.

During 2005 InBev issued 2m options under its long-term incentive program for senior management representing a fair value of approximately 12m euro. One third of these rights vests on 1 January 2007, one third on 1 January 2008 and one third on 1 January 2009. The rights under this grant expire in April 2015.

The total number of outstanding options developed as follows:

Million options	2005	2004
Options outstanding at 1 January	11.4	9.9
Options issued during the year	2.0	3.4
Options exercised during the year	(2.3)	(1.8)
Options forfeited during the year	(0.2)	(0.1)
Options outstanding at 31 December	**10.9**	**11.4**

The range of exercise prices of the outstanding options is between 11.65 euro and 32.70 euro while the weighted average remaining contractual life is 7.8 years.

Of the 11m outstanding options, 5m options are vested at 31 December 2005.

The weighted average exercise price of the options is as follows:

Amounts in euro	2005	2004
Options outstanding at 1 January	23.42	21.70
Granted during the period	27.08	23.02
Forfeited during the period	27.45	26.42
Exercised during the period	22.25	13.19
Expired during the period	-	-
Outstanding at the end of the period	24.24	23.42
Exercisable at the end of the period	24.39	23.61

For share options exercised during 2005 the weighted average share price at the date of exercise was 33.39 euro.

In October 2004 AmBev issued 9m options under its share ownership plan. The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model are as follows:

Amounts in euro unless otherwise indicated	31 December 2004
Fair value of options granted	0.31
Share price	0.6715
Exercise price	0.5858
Expected volatility	32%
Expected option life (in years)	3
Expected dividends	1.21%
Risk-free interest rate	16.4%

During 2005 AmBev did not issue any share options to employees. During the third quarter of 2005, a limited number of AmBev shareholders who are part of the senior management of InBev were given the opportunity to exchange AmBev shares against a total of 1.6m InBev shares at a discount of 16.7 % provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 8m euro and is expensed over the five year service period. The fair values of the AmBev and InBev shares were determined based on the market price.

Since 2005 bonuses granted to company employees and management will be partially settled in shares.

The above described share-based payment transactions resulted in a total expense of 59m euro for the year 2005 and 10m euro for the year 2004.

25. Provisions

Million euro	Restructuring	Disputes	Other	Total
Balance at 1 January	91	358	134	583
Effect of changes in foreign exchange rates	3	100	3	106
Changes in consolidation scope	1	-	1	2
Provisions made	198	132	5	335
Provisions used	(36)	(20)	(8)	(64)
Provisions reversed	(4)	(138)	(30)	(172)
Other movements	(17)	(3)	6	(14)
Balance at 31 December	**236**	**429**	**111**	**776**
Non-current balance at end of year	70	416	92	578
Current balance at end of year	166	13	19	198
	236	**429**	**111**	**776**

The increase in restructuring provisions is primarily explained by InBev's execution of its *Biggest to Best* strategy as explained in note 7 *Non-recurring items* above. It is expected that the majority of these provisions will be used during 2006. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

26. Trade and other payables

Non-current trade and other payables

Million euro	2005	2004
Trade payables	3	2
Cash guarantees	6	6
Other payables	260	393
	269	**401**

The significant decrease in other payables is primarily explained by the settlement of a large portion of the payable to the former shareholders of Gabriel Sedlmayr Spaten-Franziskaner Bräu KgaA upon exercise of a part of their put option on the 12.8% stake in InBev Germany Holding GmbH, Bremen. At 31 December 2005 a put option on 2.18% remains outstanding.

Current trade and other payables

Million euro	2005	2004
Trade payables	1 337	1 223
Payroll and social security payables	363	344
Tax payable, other than income tax	704	611
Interest payable	46	71
Consigned packaging	325	277
Cash guarantees	12	13
Derivative financial instruments with negative fair values	189	222
Dividends payable	19	9
Other payables	468	514
	3 463	**3 284**

27. Financial instruments

Terms, conditions and risk management policies

Exposure to foreign currency, interest rate, commodity prices and credit risk arises in the normal course of InBev's business. The company's focus is to understand each of these risks individually as well as on an interconnected basis, and to define strategies to manage the economic impact on the company's performance in line with its financial risk management policy. The risk management committee meets on a monthly basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the finance committee of the board of directors.

Some of these risk management strategies include the usage of derivatives. Derivatives are instruments, the value of which is derived from one or more underlying assets, reference prices or indices. Derivatives create rights and obligations that, fully or partly, transfer financial risks between the contract parties.

Derivatives used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, collars, cross currency interest rate swaps, aluminum swaps, exchange traded sugar futures and exchange traded wheat futures. InBev's policy prohibits the use of derivatives in the context of trading.

The following table provides an overview of the derivative financial instruments outstanding on 31 December 2005 by maturity bucket. The amounts included in this table are the notional amounts.

Derivatives - Million euro	< 1 year	1-5 years	> 5 years
Foreign currency			
Forward exchange contracts	1 615	223	475
Foreign currency futures	94	-	-
Interest rate			
Interest rate swaps	176	558	865
Cross currency interest rate swaps	-	850	65
Options (collars)	18	-	-
Commodities			
Aluminum swaps	43	-	-
Sugar futures	11	-	-
Wheat futures	8	-	-

Foreign currency risk

InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The currencies giving rise to this risk are primarily Brazilian real, Canadian dollar, pound sterling and US dollar.

The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps ("CCIRS").

As far as foreign currency risk on borrowings is concerned, it is InBev's policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place.

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, InBev's policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within maximum 15 months. Operational transactions that are certain (e.g. capital expenditure) are hedged without any limitation in time. Dividends are hedged as soon as they are declared unless the functional currency of the subsidiary, receiving the dividend, is considered a weak currency. Non operational transactions (e.g. acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

The table below provides an indication of the company's net foreign currency positions as regards firm commitments and forecasted transactions per 31 December 2005 for the most important currency pairs. The open positions are the result of the application of InBev's risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair.

Million euro	Total exposure	Total derivatives	Open position
Brazilian real / euro	66	(66)	-
Canadian dollar / euro	36	(34)	2
Chinese yuan / euro	(632)	628	(4)
Czech koruna / euro	11	(11)	-
Hungarian forint/ euro	14	(14)	-
Pound sterling / euro	43	(43)	-
South Korean won / euro	7	(7)	-
Ukrainian hryvnia / euro	34	-	34
US dollar / Brazilian real	(270)	270	-
US dollar / Canadian dollar	(28)	39	11
US dollar / euro	101	(97)	4
US dollar / Pound sterling	34	(34)	-
US dollar / South Korean won	11	(11)	-
US dollar / Ukrainian hryvnia	(10)	-	(10)

Cash flow hedge accounting

In conformity with the IAS 39 hedge accounting rules, hedges of firm commitments and highly probable forecasted transactions are designated as cash flow hedges. Consequently, the portion of the gain or loss on the hedging instrument that qualifies as an effective hedge is recognized directly in equity (hedging reserves). On these cash flow hedges a net loss before tax of 30m euro has been recognized directly in equity during 2005 (last year a net loss before tax of 15m euro was recognized). The cumulative outstanding hedge accounting reserve in equity amounts to a net loss before tax of 29m euro at 31 December 2005 compared to a net gain before tax of 1m euro at the end of last year.

Net investment hedge accounting

The company uses euro/pound sterling cross currency interest rate swaps (nominal amount of 180m pound sterling) to hedge the foreign currency risk from the net investment in the UK subsidiary Nimbuspath. In conformity with the IAS 39 hedge accounting rules, these CCIRS's were designated as net investment hedges. Consequently, the portion of the gain or loss on the hedging instrument that qualifies as an effective hedge is recognized directly in equity (translation reserves). On these net investment hedges, a net loss before tax of 8m euro has been recognized directly in equity during 2005 compared to 0m euro in 2004. The cumulative outstanding hedge accounting reserve in equity amounts to a net loss before tax of 3m euro at 31 December 2005 compared to a net gain before tax of 5m euro at 31 December 2004.

A description of the foreign currency risk hedging related to the private placements and the US dollar bonds is given below.

Interest rate risk

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy.

Floating interest rate risk on borrowings in euro

The company entered into several interest rate swaps to hedge the floating interest rate risk on 1 018m euro (last year 778m euro) of a credit facility agreement with a total amount outstanding at 31 December 2005 of 1 066m euro (last year 800m euro).

In conformity with the IAS 39 hedge accounting rules, all hedges were designated as cash flow hedges. Consequently, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly

in equity (hedging reserves). On these cash flow hedges, a net gain before tax of 24m euro has been recognized directly in equity in 2005 (last year a net loss before tax of 8m euro was recognized). The cumulative outstanding hedge accounting reserve in equity amounts to a net gain before tax of 8m euro per 31 December 2005 compared to a net loss before tax of 16m euro at the end of last year.

Floating interest rate risk on borrowings in Canadian dollar
The company entered into several interest rate swaps and collars to hedge the floating interest rate risk on 185m Canadian dollar (last year 435m Canadian dollar) of debt with a total amount outstanding at 31 December 2005 of 700m Canadian dollar (last year 800m Canadian dollar).

In conformity with the IAS 39 hedge accounting rules, the hedges were designated as cash flow hedges. Consequently, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity (hedging reserves). For these cash flow hedges, a net gain before tax of 3m euro has been recognized directly in equity in 2005 (last year a net gain before tax of 1m euro). The cumulative outstanding hedge accounting reserve in equity amounts to a net loss before tax of 2m euro at 31 December 2005 compared to a net loss before tax of 5m euro at 31 December 2004.

A description of the interest rate risk hedging related to the private placements and the US dollar bonds is given below.

Private placement hedges (foreign currency risk + interest rate risk on borrowings in US dollar)
a) Private placement of 162m US dollar maturing on 23 July 2008
To hedge the US dollar and fixed interest rate risk from InBev's private placement of 162m US dollar, the company entered into three US dollar fixed / Canadian dollar floating cross currency interest rate swaps for the full amount of the private placement. The maturity date of these cross currency interest rate swaps is identical to the maturity date of the private placement, being 23 July 2008. In conformity with the IAS 39 hedge accounting rules these hedges were designated as fair value hedges. Consequently, the changes in fair value of the CCIRS's as well as the change in fair value of the private placement attributable to changes in foreign exchange rates and risk-free interest rates are recognized in the income statement.

b) Private placement of 850m US dollar of which:
- 300m US dollar matures in 2009;
- 475m US dollar matures in 2010;
- 75m US dollar matures in 2013.

The company hedged the foreign currency and fixed interest rate risk of 730m US dollar of the private placement (180m US dollar of tranche 2009, full tranche 2010 and full tranche 2013) by entering into US dollar fixed / euro floating cross currency interest rate swaps for a total amount of 730m US dollar expiring in 2009, 2010 and 2013. In conformity with the IAS 39 hedge accounting rules these hedges were designated as fair value hedges. Consequently, the changes in fair value of the CCIRS's as well as the change in fair value of the private placement attributable to changes in foreign exchange rates and risk-free interest rates are recognized in the income statement.

In addition, two US dollar fixed / euro fixed CCIRS's (nominal amount of 120m US dollar) were entered into to convert for an amount of 120m US dollar (piece of tranche 2009) the fixed US dollar interest rate exposure into a fixed euro interest rate. In conformity with the IAS 39 hedge accounting rules these hedges are designated as cash flow hedges. Consequently, the portion of the gain or loss on the CCIRS's that is determined to be an effective hedge is recognized directly in equity (hedging reserves). For these cash flow hedges, a net gain before tax of 12m euro has been recognized directly in equity in 2005 (last year a net loss before tax of 11m euro was recognized). The cumulative outstanding hedge accounting reserve in equity amounts to a net loss before tax of 8m euro at 31 December 2005 compared to a net loss before tax of 20m euro at 31 December 2004.

AmBev bond hedges (foreign currency risk + interest rate risk on borrowings in US dollar)
In December 2001 AmBev, which became part of InBev in 2004, issued 500m US dollar in foreign securities (bond 2011). This bond bears interest at 10.7 % and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 AmBev issued another 500m US dollar in foreign securities (bond 2013). This bond bears interest at 8.75 % and is repayable semi-annually as from March 2004 with final maturity in September 2013.

AmBev entered into several US dollar fixed / Brazilian real floating cross currency interest rate swaps, forward exchange contracts and exchange traded foreign currency futures to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. Although the hedges are economic hedges, not all conditions were met in 2005 to apply hedge accounting in accordance with IAS 39. The changes in fair value of these derivatives are therefore recognized directly in the income statement without the offsetting fair value changes of the US dollar borrowings, attributable to changes in the hedged risks, being recognized. For 2005, this resulted in the recognition of a net gain before tax in the income statement of 7m euro compared to a net gain before tax of 27m euro in 2004.

In December 2005, a number of these contracts have been restructured and, in conformity with the IAS 39 hedge accounting rules, have been designated as fair value hedges. Consequently, the changes in fair value of those contracts as well as the change in fair value of the US dollar borrowings, attributable to changes in foreign exchange rates and risk-free interest rates, are recognized in the income statement since December 2005.

Commodity risk

The commodity markets have experienced and will continue to experience price fluctuations. InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has material exposure to the following commodities: aluminum, cans, corn grits, corn syrup, corrugated, crowns, glass, hops, labels, malt and wheat. On 31 December 2005 the company has the following commodity derivatives outstanding: aluminum swaps, exchange traded sugar futures and exchange traded wheat futures.

In conformity with the IAS 39 hedge accounting rules these hedges are designated as cash flow hedges. Consequently, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity (hedging reserves). On these cash flow hedges, a net gain before tax of 9m euro has been recognized directly in equity in 2005 (last year a net gain before tax of 3m euro was recognized). The cumulative outstanding hedge accounting reserve in equity amounts to a net gain before tax of 12m euro at 31 December 2005 compared to a net gain before tax of 3m euro.

Credit risk

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, InBev considers the risk of counterparty default per 31 December 2005 to be minimal.

InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade or better. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate presettlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with a portfolio of financial institutions. There was no significant concentration of credit risks with any single counterparty per 31 December 2005.

Fair value

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

The fair value of these instruments generally reflects the estimated amount that InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

Derivatives - Million euro	Fair value 2005	Fair value 2004
Forward exchange contracts		
Assets	46	15
Liabilities	(94)	(4)
Foreign currency futures		
Assets	-	-
Liabilities	-	-
Interest rate swaps		
Assets	17	-
Liabilities	(9)	(22)
Cross currency interest rate swaps		
Assets	-	13
Liabilities	(85)	(195)
Options (collars)		
Assets	-	-
Liabilities	-	-
Aluminum swaps		
Assets	10	-
Liabilities	-	-
Sugar futures		
Assets	3	3
Liabilities	-	-
Wheat futures		
Assets	-	-
Liabilities	-	(1)
Total	**(112)**	**(191)**

The following table compares the carrying amounts of the most important fixed rate interest-bearing financial liabilities with their fair values at 31 December 2005:

Interest-bearing financial liabilities - Million euro	Carrying amount 2005	Fair value 2005	Carrying amount 2004	Fair value 2004
Fixed rate				
Argentinean peso	(103)	(103)	-	-
Brazilian real	-	-	(106)	(106)
Canadian dollar	(101)	(111)	(30)	(30)
Euro	(187)	(188)	-	-
Hungarian forint	(29)	(29)	-	-
Russian ruble	(256)	(256)	(175)	(175)
South Korean won	(127)	(127)	(128)	(128)
US dollar	(2 099)	(2 264)	(1 844)	(1 796)
Total	**(2 902)**	**(3 078)**	**(2 283)**	**(2 235)**

InBev holds an option to buy as from 2006 a 5 % additional stake in our South Korean affiliate, Oriental Breweries. This derivative is included in other non-current receivables and measured at cost (22m euro) because no quoted market price in an active market is available and the use of valuation techniques would lead to an unreliable measurement.

Effective interest rates and repricing analysis

In respect of interest-bearing financial liabilities, the tables below indicate their effective interest rates at balance sheet date as well as the periods in which they reprice.

Interest-bearing financial liabilities Million euro	2005				
	Effective interest rate	Carrying amount	≤ 1 year	1-5 years	> 5 years
Floating rate					
Brazilian real	9.56%	406	406	-	-
Canadian dollar	3.45%	510	510	-	-
Euro	2.58%	1 066	1 066	-	-
Hungarian forint	6.37%	8	8	-	-
Pound sterling	4.91%	33	33	-	-
South Korean won	4.99%	101	101	-	-
Ukrainian hryvna	10.14%	57	57	-	-
US dollar	5.46%	360	360	-	-
Total		**2 541**	**2 541**	**-**	**-**
Fixed rate					
Argentinean peso	9.92%	103	39	64	-
Canadian dollar	6.98%	101	-	36	65
Euro	2.68%	187	174	6	7
Hungarian forint	6.42%	29	29	-	-
Russian ruble	8.36%	256	256	-	-
South Korean won	5.61%	127	59	68	-
US dollar	6.10%	2 099	240	919	940
Total		**2 902**	**797**	**1 093**	**1 012**
Other[1]		194	-	-	-
Overdraft facilities		61	-	-	-
Total		**5 698**	**3 338**	**1 093**	**1 012**

Interest-bearing financial liabilities Million euro	2004				
	Effective interest rate	Carrying amount	≤ 1 year	1-5 years	> 5 years
Floating rate					
Brazilian real	12.15%	171	171	-	-
Canadian dollar	3.27%	569	569	-	-
Euro	2.52%	800	800	-	-
South Korean won	4.30%	41	41	-	-
Ukrainian hryvna	15.88%	31	31	-	-
US dollar	6.49%	239	239	-	-
Total		**1 851**	**1 851**	**-**	**-**
Fixed rate					
Brazilian real	4.90%	106	26	58	22
Canadian dollar	6.07%	30	-	30	-
Russian ruble	8.91%	175	109	66	-
South Korean won	6.52%	128	43	85	-
US dollar	6.57%	1 844	235	456	1 153
Total		**2 283**	**413**	**695**	**1 175**
Other[1]		157	-	-	-
Overdraft facilities		100	-	-	-
Total		**4 391**	**2 264**	**695**	**1 175**

1 Other interest bearing financial liabilities include loans and finance lease liabilities in many different currencies at both fixed and floating rate.

Taking into account the impact of foreign currency and interest rate hedging, the effective interest rates and repricing analysis is as follows:

Interest-bearing financial liabilities Million euro	2005				
	Effective interest rate	Amount	< 1 year	1-5 years	> 5 years
Floating rate					
Brazilian real	16.29%	1 539	1 539	-	-
Canadian dollar	3.52%	747	747	-	-
Euro	2.68%	928	928	-	-
Hungarian forint	6.37%	8	8	-	-
Pound sterling	5.04%	191	191	-	-
South Korean won	4.99%	101	101	-	-
Ukrainian hryvna	10.14%	57	57	-	-
US dollar	5.46%	360	360	-	-
Total		**3 931**	**3 931**	**-**	**-**
Fixed rate					
Argentinean peso	9.92%	103	39	64	-
Canadian dollar	6.07%	36	-	36	-
Euro	3.64%	805	292	506	7
Hungarian forint	6.42%	29	29	-	-
Pound sterling	5.62%	106	-	106	-
Russian ruble	8.36%	256	256	-	-
South Korean won	5.61%	127	59	68	-
US dollar	7.31%	132	2	105	25
Total		**1 594**	**677**	**885**	**32**

Interest-bearing financial liabilities Million euro	2004				
	Effective interest rate	Amount	< 1 year	1-5 years	> 5 years
Floating rate					
Brazilian real	16.99%	1 245	1 245	-	-
Canadian dollar	3.27%	437	437	-	-
Euro	2.52%	426	426	-	-
Pound sterling	5.41%	132	132	-	-
South Korean won	4.30%	41	41	-	-
Ukrainian hryvna	15.88%	31	31	-	-
US dollar	6.49%	239	239	-	-
Total		**2 551**	**2 551**	**-**	**-**
Fixed rate					
Brazilian real	4.90%	106	26	58	22
Canadian dollar	4.11%	281	152	129	-
Euro	3.95%	778	160	618	-
Pound sterling	5.08%	88	-	88	-
Russian ruble	8.91%	175	109	66	-
South Korean won	6.52%	128	43	85	-
US dollar	7.50%	27	12	3	12
Total		**1 583**	**502**	**1 047**	**34**

28. Operating leases

Leases as lessee

Non-cancelable operating leases are payable as follows:

Million euro	2005	2004
Less than one year	110	139
Between one and five years	468	467
More than five years	244	220
	822	**826**

The company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

InBev has sublet some of the leased properties. Sublease payments of 55m euro are expected to be received during the following financial year, 277m euro between one and five years, and 149m euro over more than five years.

In 2005, 52m euro was recognized as an expense in the income statement in respect of operating leases (2004: 52m euro).

Leases as lessor

The company leases out part of its property under operating leases. Non-cancelable operating leases are receivable as follows:

Million euro	2005	2004
Less than one year	23	41
Between one and five years	159	167
More than five years	102	106
	284	**314**

In 2005, 102m euro (2004: 76m euro) was recognized as rental income in the income statement.

29. Financial guarantees, collateral and contractual commitments for the acquisition of property, plant and equipment

Million euro	2005	2004
Financial guarantees given for third party commitments	201	208
Financial guarantees given for own commitments	155	174
Collateral given for third party liabilities	-	10
Collateral given for own liabilities	353	255
Contractual commitments to purchase property, plant and equipment	129	136

InBev's maximum exposure if all the financial guarantees given would be called on amounts to 356m euro and 382m euro at respectively 31 December 2005 and 2004. The carrying amount of financial assets and property, plant and equipment pledged as collateral at 31 December 2005 amounts to respectively 207m euro and 123m euro.

30. Contingencies

InBev USA L.L.C., Labatt Brewing Company Limited, and numerous other U.S., Canadian and European beer and alcohol producers have been named in a putative class action lawsuit seeking damages and injunctive relief over alleged marketing of alcoholic beverages to underage consumers. Lawsuits have been filed in various states to date, predominantly by the same firm. The lawsuits are all essentially similar in nature. InBev USA L.L.C. and Labatt Brewing Company Limited are named in several of the suits. The company will vigorously defend this litigation. It is not possible at this time to estimate the possible range of loss, if any, of this lawsuit.

Certain subsidiaries of AmBev have received tax assessments totaling 3 010m real, related to corporate Brazilian taxation of income generated outside Brazil. On 19 October 2005, AmBev was officially notified of an administrative Lower Court decision, recognizing that a substantial portion of the amount of the tax assessment mentioned above was incorrect. This decision reduced the amount of such tax assessments to 2 453m real (approximately 888m euro). AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

31. Jointly controlled entities

InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Aggregate amounts of InBev's interest are as follows:

Million euro	2005	2004
Non-current assets	969	689
Current assets	203	145
Non-current liabilities	280	183
Current liabilities	208	151
Revenue	433	139
Result from operations	128	30
Profit attributable to equity holders	34	5

Quinsa option

In January 2003, InBev's subsidiary AmBev acquired from Beverage Associates Corporation (BAC) 230 920 000 Class A and 26 388 914 Class B shares of Quilmes SA as well as capital stock of QIB, a subsidiary of Quilmes SA. As part of the share purchase agreement, AmBev granted BAC a put option (exercisable in April of each year beginning in April 2003) and BAC granted AmBev a call option (exercisable in April of each year beginning in April 2009) on the remaining 373 520 000 Quilmes SA Class A shares in exchange for newly issued shares of AmBev, total number of which is to be determined using parameters reflecting market conditions of the Quilmes SA and AmBev shares at exercise date, and as a result, no intermediate fair value fluctuations affect InBev's accounts. The share price as of 31 December 2005 of the aforementioned Class A shares on the Luxemburg stock exchange amounted to 1.30 euro.

32. Related parties

Transactions with directors and executive board management members (key management personnel)

Loans to directors and executive board management members, amounting to 0.8m euro (2004: 1.6m euro) are included in "other receivables" (refer note 18) of which 0.3m euro are interest-bearing (2004: 0.5m euro).

In addition to salaries, the company also provides non-cash benefits to executive board management members, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, executive board management members retire between the age of 60 and 65 and are entitled to receive annual payments ranging up to 70% of their salary (depending on the length of service in the company) or a corresponding lump sum payment. In the case of early retirement the annual payment is reduced based on actuarial calculations and the terms of the pension plan. Executive board management members also participate in the company's share option program (refer note 24).

Total directors and executive board management compensation included in the income statement can be detailed as follows:

Million euro	31 December 2005		31 December 2004[1]	
	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	23	1	20
Post-employment benefits	-	2	-	3
Termination benefits	-	31	-	7
Share-based payments	1	15	1	2
	3	**71**	**2**	**32**

Directors' compensation consist mainly of directors' fees (tantièmes).

33. Events after the balance sheet date

On 23 January, InBev announced that it has reached agreement with various parties to acquire, in a series of transactions, 100% of the equity interests in Fujian Sedrin Brewery Co. Ltd. ('Fujian Sedrin'), the largest brewer in the Fujian province of China, for a total cash consideration of 5 886m RMB (equivalent to 614m euro). An initial equity stake of 39.48% is acquired from Fujian Sedrin's state-owned shareholders immediately, following receipt of regulatory approval. The balance of 60.52% will be acquired from various other shareholders in one or more stages, before the end of 2006. The acquisition allows the creation of InBev Sedrin, a 100% owned foreign InBev operation.

1 Restated to include share-based payment expense.

34. InBev companies

Listed below are the most important InBev companies. A complete list of the company's investments is available at InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 322.

List of most important fully consolidated companies

Name and registered office	% of shareholding (economic interest)
Belgium	
INBEV N.V. – Grote Markt 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L'ABBAYE DE LEFFE S.A. - Place de l'Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
IMMOBREW N.V. - Industrielaan 21 - 1070 - Brussel	99.89
INBEV BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	99.89
Brazil	
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, Sao Paulo	56.57
Bulgaria	
KAMENITZA AD - Kapitan Raitcho Street 95 - Plovdiv	85.12
Canada	
LABATT BREWING COMPANY LIMITED - 207 Queens's Quay West,Suite 299 - M5J 1A7 - Toronto	56.57
China	
HUBEI JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	59.99
INBEV (ZHOUSHAN) BREWERY CO LTD - No.1 Zizhulin Road, Dinghai District - Zhou Shan	99.98
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	99.98
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - 89 Chang Ning Street - Jingmen	59.99
INBEV KK (NINGBO) BREWERY CO LTD - 2 Ling Qiao Road. No.5 Building of Nanyuan Hotel - 315000 - Ningbo	99.98
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	69.99
INBEV ZHEDONG (ZHEJIANG) BREWERY CO. LTD - Yizhou Town, Yinzhou District - Ningbo	99.98
LION BREWING GROUP CO LTD - 234 Wu Tian Street - Wenzhou	54.99
NANJING INTERBREW JINLING BREWERY CO. LTD - 408 Long Pan Zhong Lu, - Nanjing	80.00
NINGBO LION BREWERY COMPANY LIMITED - Yinzhou District - Ningbo	99.98
Croatia	
ZAGREBACKA PIVOVARA D.D. - Ilica 224 - 10000 - Zagreb	71.91
Czech Republic	
INBEV S.R.O. - Nadrazni 84 - CZ - 150 54 - Praha 4	99.57
PIVOVARY STAROPRAMEN A.S. - Nadrazni 84 - CZ - 150 54 - Praha 4	99.57
Dominican Republic	
EMBODOM - EMBOTELLADORA DOMENICANA CXA - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	37.22
Ecuador	
COMPANIA CERVECERA AMBEV ECUADOR - Km 14.5 - Via Daule, Av. Las Iguanas - Guayaquil	45.26
France	
INBEV FRANCE S.A. - Avenue Pierre Brosselette 14 BP 9 - 59280 - Armentières Cédex	100.00
Germany	
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	97.82
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	97.82
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	97.82
DINCKELACKER - SCHWABEN BRÄU GMBH & CO. KG - Tübinger Strasse 46 - 70178 - Stuttgart	97.82
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	97.82
INBEV GERMANY HOLDING GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	97.82
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	97.82

Grand Duchy Of Luxemburg	
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.54
Guatemala	
INDUSTRIAS DEL ATLANTICO - 43 Calle 1-10 CLzd.Aguilar Batres Zona 12, Edificio Mariposa, nivel 4 - 01012 - Zacapa	28.29
Hungary	
BORSODI SORGYAR Rt. - Rackoczi UT 81 - 3574 - Böcs	98.62
Peru	
COMPANIA CERVECERA AMBEV PERU SAC - Av. Republica de Panama, 3659 San Isidro - Lima 41 - Lima	56.57
Romania	
INTERBREW EFES BREWERY - 287, Gh. Gr. Cantacuzino str., - 100291 - Ploiesti	50.00
INTERBREW ROMANIA SA - Str. Siriului nr. 20, et. 4-5, 014354 - Sector 1 - Bucharest	97.54
Russia	
OAO SUN INTERBREW - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.00
Serbia and Montenegro	
APATINSKA PIVARA APATIN - Trg Oslobodjenja 5 - CS-25260 - Apatin	98.99
INDUSTRIJA PIVA I SOKOVA "TREBJESA" A.D. - Njegoseva 18 - 81400 - Niksic	72.69
South Korea	
ORIENTAL BREWERY CO. LTD - Hanwon Bldg, #1449-12, Seocho Dong Seocho-Ku - 137-866 - Seoul	95.08
The Netherlands	
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
U.S.A.	
INBEV USA - 101 Merritt 7, P-O Box 5075 - CT 06856-5075 - Norwalk	99.99
LATROBE BREWING COMPANY L.L.C. - 1209 Orange Street - DE 19801 - Wilmington	99.99
Ukraine	
CJSC CHERNIHIV BEER ENTERPRISE "DESNA" - 20 Instrumentalnaya Street - 14037 - Chernigiv	93.14
JSC "MYKOLAIV" BREWERY "YANTAR" - 320 Yantarna Street - 54050 - Mykolaiv	99.45
OJSC BREWERY ROGAN - 161 Roganskaya str. - 61172 - Kharkiv	92.13
United Kingdom	
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INTERBREW UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
Uruguay	
CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	55.61
Venezuela	
C. A. CERVECERIA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	28.39

List of most important companies accounted for by the proportionate method

Name and registered office	% of shareholding (economic interest)
Argentina	
Cerveceria y Malteria Quilmes SAICA y G - Av. Del Libertador 498, 26th floor - Buenos Aires	32.10

Information to our shareholders

Earnings, dividends, share and share price

Euro per share unless stated otherwise	2005	2004	2003	2002	2001
Cash flow from operating activities	3.76	2.40	2.66	2.42	2.45
Normalized earnings per share before goodwill	1.71	1.69	1.45	1.51	1.44
Dividend	0.48	0.39	0.36	0.33	0.29
Share price high	37.5	29.1	23.2	34.5	37.5
Share price low	24.6	20.3	15.0	19.1	25.5
Year-end share price	36.8	28.5	21.2	22.5	30.8
Weighted average number of ordinary shares (million shares)	600	480	432	431	429
Diluted weighted average number of ordinary shares (million shares)	603	483	434	435	434
Volume of shares traded (million shares)	213	147	124	113	119

InBev share price evolution compared to Dow Jones Euro Stoxx 50



40
35
30
25
20
15
10
5
0
Nov. 2000
Mar. 2001
Jul. 2001
Nov. 2001
Mar. 2002
Jul. 2002
Nov. 2002
Mar. 2003
Jul. 2003
Nov. 2003
Mar. 2004
Jul. 2004
Nov. 2004
Mar. 2005
Jul. 2005
Nov. 2005
InBev
DJ Euro Stoxx 50

Shareholders

Shareholders' structure

The most recent notification of major shareholdings as per 30 June 2005, indicates that six organizations acting in concert hold 410 495 820 ordinary shares of the company as shown below.

		% of voting rights attached to equity instruments[1]
Stichting InBev, Stichting Administratiekantoor under Dutch law		
Number of shares	321 712 000	52.75%
Number of subscription rights	-	-
	321 712 000	**51.80%**
Fonds InBev-Baillet Latour SPRL with a social purpose under Belgian law		
Number of shares	3 370 800	0.55%
Number of subscription rights	-	-
	3 370 800	**0.54%**
Fonds President Verhelst SPRL with a social purpose under Belgian law		
Number of shares	4 494 000	0.74%
Number of subscription rights	-	-
	4 494 000	**0.72%**
Eugénie Patri Sébastien (EPS) SA under Luxemburg law, affiliated to Stichting InBev that it jointly controls with BRC SA under Luxemburg law		
Number of shares	61 400 030	10.07%
Number of subscription rights	-	-
	61 400 030	**9.88%**
Rayvax Société d'Investissements SA under Belgian law		
Number of shares	19 216 000	3.15%
Number of subscription rights	-	-
	19 216 000	**3.09%**
Sébastien Holding SA under Belgian law, affiliated to Rayvax Société d'Investissements, its parent company		
Number of shares	302 990	0.05%
Number of subscription rights	-	-
	302 990	**0.05%**
Total		
Number of shares	410 495 820	67.31%
Number of subscription rights	-	-
Total	**410 495 820**	**66.10%**

Shareholders' arrangements

In connection with the combination of Interbrew with AmBev, BRC, EPS (a company which groups a large share of the interests of the Belgian families who founded Interbrew), Rayvax Société d'Investissements (a company holding some of the interests in InBev of one of the Interbrew founding families), and the Stichting InBev entered on 2 March 2004 into a Shareholders' Agreement (the "Interbrew Shareholders' Agreement"). The Interbrew Shareholders' Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting InBev (except for approximately 93m InBev shares, that will be held by individuals or through EPS or other entities outside the Stichting InBev), and addresses, among other things, certain matters relating to the governance and management of the Stichting InBev and InBev as well as the transfers of interests in InBev. BRC holds 141 712 000 class B Stichting InBev certificates (representing 141 712 000 InBev shares), and EPS holds at least 180 000 000 class A Stichting InBev certificates (representing 180 000 000 InBev shares).

1 Based on the number of shares and subscription rights outstanding on 31 December 2005 (609 913 289, resp. 11 073 187). The percentage in bold reflects the total voting rights percentage (based on shares and subscription rights).

Pursuant to the terms of the Interbrew Shareholders' Agreement, BRC and EPS will jointly and equally exercise control over the Stichting InBev and the InBev shares held by the Stichting InBev. Among other things, BRC and EPS have agreed that the Stichting InBev will be managed by an 8-member board of directors and that they each will have the right to appoint 4 directors to the Stichting InBev board. At least 7 of the 8 Stichting InBev directors must be present in order to constitute a quorum, and any action to be taken by the Stichting InBev board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least 2 directors appointed by BRC and 2 appointed by EPS. Subject to certain exceptions, all decisions of the Stichting InBev with respect to the InBev Shares it will hold, including how the Stichting InBev's Shares will be voted at all general and extraordinary shareholder meetings of InBev, will be made by the Stichting InBev board.

The Interbrew Shareholders' Agreement will require the Stichting InBev's board to meet prior to each shareholder meeting of InBev to determine how the Stichting InBev's InBev Shares will be voted.

The Interbrew Shareholders' Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting InBev certificates (and consequently their InBev shares held through the Stichting InBev). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180 000 000 Stichting InBev certificates (relating to 180 000 000 InBev shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141 712 000 Stichting InBev certificates (relating to 141 712 000 InBev shares). In addition, the Interbrew Shareholders' Agreement requires EPS and its permitted transferees under the Interbrew Shareholders' Agreement whose InBev Shares are not held through the Stichting InBev to vote their InBev Shares in the same manner as the InBev Shares held by the Stichting InBev and to effect any transfers of their InBev Shares in an orderly manner of disposition that does not disrupt the market for the InBev Shares and in accordance with any conditions established by InBev to ensure such orderly disposition. In addition, under the Interbrew Shareholders' Agreement, EPS and BRC agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

The Interbrew Shareholders' Agreement will remain in effect for an initial term of 20 years from the date of the closing. Thereafter, it will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement.

On the other hand, Stichting InBev has entered into voting agreements with Fonds InBev-Baillet Latour and Fonds Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

Information on the auditors' assignments and related fees

Our statutory auditor is KPMG, represented by Erik Helsen, engagement partner.

Base fees for auditing the annual financial statements of InBev and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company's audit committee and board of directors. Worldwide audit and other fees for 2005 in relation to services provided by KPMG amounted to 5 644 500 euro (2004: 9 471 355 euro), which was composed of audit services for the annual financial statements of 4 048 821 euro (2004: 4 188 735 euro), audit related services of 649 058 euro (2004: 4 163 905 euro), tax services of 689 675 euro (2004: 371 333 euro) and other services of 256 946 euro (2004: 747 382 euro). Audit related services were mainly for financial due diligence work assisting InBev in acquiring or disposing of subsidiaries.

Financial calendar

Publication of 2005 results	24 February 2006
Annual report	30 March 2006
General shareholders meeting	25 April 2006
Dividend payable	26 April 2006
Publication of first quarter results	12 May 2006
Publication of half year results	7 September 2006
Publication of third quarter results	9 November 2006
Publication of 2006 results	1 March 2007

Investor relations contact

Philip Ludwig
Manager Investor Relations
Brouwerijplein 1
3000 Leuven
Belgium
Tel: +32 16 27 62 43
E-mail: Philip.Ludwig@InBev.com

Excerpt from the InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of InBev NV. These separate financial statements, together with the management report of the board of directors to the general assembly of shareholders as well as the auditors' report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the InBev group.

Since InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of InBev NV. For this reason, the board of directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2005.

The statutory auditor's report is "unqualified" and certifies that the non-consolidated financial statements of InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2005 give a true and fair view of the financial position and results of InBev NV in accordance with all legal and regulatory dispositions.

Abbreviated non-consolidated balance sheet

Million euro	2005	2004
Assets		
Non-current assets		
Intangible assets	23	11
Property, plant and equipment	25	18
Financial assets	8 455	7 615
	8 503	**7 644**
Current assets	**1 883**	**1 164**
Total assets	**10 386**	**8 808**
Equity and liabilities		
Equity		
Issued capital	470	444
Share premium	7 334	6 471
Legal reserve	33	33
Reserves not available for distribution	60	1
Reserves available for distribution	205	265
Profit carried forward	844	669
	8 946	**7 883**
Provisions and deferred taxes	**3**	**4**
Non-current liabilities	**1 064**	**736**
Current liabilities	**373**	**185**
Total equity and liabilities	**10 386**	**8 808**

Abbreviated non-consolidated income statement

Million euro	2005	2004
Operating income	230	208
Operating expenses	(365)	(333)
Operating result	**(135)**	**(125)**
Financial result	470	5
Extraordinary result	64	18
Income taxes	-	-
Result for the year available for appropriation	**399**	**(102)**

Glossary

Aggregated weighted nominal tax rate
Calculated by applying the statutory tax rate of each country on the profit before tax of each entity and by dividing the resulting tax charge by the total profit before tax of the company.

Cash interest coverage
EBITDA minus gross capex, divided by net interest expenses.

Debt equity ratio
Net debt divided by equity attributable to equity holders of InBev.

Diluted EPS before goodwill
Profit attributable to equity holders of InBev, plus impairment of goodwill, divided by the fully diluted weighted average number of ordinary shares.

Diluted weighted average number of ordinary shares
Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT
Profit from operations.

EBITDA
Profit from operations plus depreciation, amortization and impairment.

EPS
Profit attributable to equity holders of InBev, plus impairment of goodwill, divided by the weighted average number of ordinary shares.

Invested capital
Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

Marketing expenses
Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

Net capex
Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

Non-recurring items
Items of income or expense which do not occur regularly as part of the normal activities of the company, and which amount to minimum 5m euro before tax.

Normalized
The term "normalized" refers to performance measures (EBITDA, EBIT, Profit, ROIC, EPS) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance.

Normalized diluted EPS before goodwill
Diluted EPS before goodwill, adjusted for non-recurring items.

Normalized EBIT
Profit from operations adjusted for non-recurring items.

Normalized EBITDA
Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

Normalized EPS before goodwill
EPS before goodwill, adjusted for non-recurring items.

Normalized profit
Profit adjusted for non-recurring items.

Normalized profit from operations
Profit from operations adjusted for non-recurring items.

Normalized return on invested capital (normalized ROIC)
Return on invested capital (ROIC), adjusted for non-recurring items.

Pay out ratio
Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by profit attributable to equity holders of InBev.

Return on invested capital (ROIC)
Profit from operations after tax, plus share of result of associates and dividend income from investments in equity securities, divided by the invested capital; prorated for acquisitions of subsidiaries done during the year.

Revenue
Gross revenue less excise taxes and discounts.

Sales expenses
Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

Weighted average number of ordinary shares
Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Working capital
Includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Contacts

Registered office

InBev
Grand'Place 1
1000 Brussels
Belgium

Headquarters

InBev
Brouwerijplein 1
3000 Leuven
Belgium
Tel: +32 16 27 6111
Fax: +32 16 50 6111

North America Zone

Canada

Labatt Breweries of Canada
207 Queen's Quay West
Suite 299
P.O. Box 133
M5J 1A7
Toronto, Ontario
Tel: + 1 416 361 5050
Fax: +1 416 361 5200

USA

InBev USA
101 Merritt 7
P.O. Box 5075
Norwalk
Connecticut 06856-5075
Tel: + 1 203 750 6600
Fax: + 1 203 750 6699

Latin America Zone

Companhia de Bebidas das Américas - AmBev
Corporate Park
Renato Paes de Barros 1017, 4th floor
04530-001 São Paulo
Brazil
Tel: +55 11 2122 1200
Fax: +55 11 2122 1563

Western Europe Zone

Belgium

InBev Belgium
Vaartkom 31
3000 Leuven
Tel: +32 16 24 7111
Fax: +32 16 50 6111

France

InBev France
14 Av. Pierre-Brossolette B.P. 9
59426 Armentières Cedex
Tel: + 33 3 2048 3030
Fax: + 33 3 2048 3197

Germany

InBev Germany
Am Deich 18/19
28199 Bremen
Tel: + 49 421 5094 0
Fax: + 49 421 5094 667

Italy

InBev Italia
Piazza Francesco Buffoni 3
21013 Gallarate (VA)
Tel: + 39 0331 268411
Fax: +39 0331 268505

Luxembourg

Brasserie de Luxembourg Mousel-Diekirch
Rue de la Brasserie 1
9214 Diekirch
Tel: + 352 80 2131 1
Fax: + 352 80 3923

Spain

InBev Spain
Calle Fructuós Gelabert 2-4
8°2a
Edificio Conata I
08970 Sant Joan Despi
Barcelona
Tel: + 34 93 480 8320
Fax: + 34 93 477 1540

The Netherlands

InBev Nederland
Ceresstraat 1
Postbus 3212
4800 Breda MA
Tel: + 31 76 525 2424
Fax: + 31 76 525 2505

United Kingdom

InBev UK
Porter Tun House
500 Capability Green
LU1 3LS Luton
Tel: + 44 1582 39 1166
Fax: + 44 1582 39 7397

Central & Eastern Europe Zone

Bulgaria

Kamenitza
1 Business Park Sofia
Building 3, 1st floor, Office 103
Mladost 4
1715 Sofia
Tel + 359 2 974 0384
Fax +359 2 974 0385

Croatia

Zagrebacka Pivovara
Ilica 224
10000 Zagreb
Tel: + 385 1 39 00 199
Fax: + 385 1 37 74 639

Czech Republic

Pivovary Staropramen
Nádražní 84
150 54 Praha 5
Tel: + 420 257 191 111
Fax: + 420 257 191 288

Hungary

Borsodi Sörgyar
Rákóczi u. 81
3574 Böcs
Tel: + 36 46 318 133
Fax: + 36 46 318 129

Romania

Interbrew Romania
20 Siriului St., 014354
Sector 1, Bucharest
Tel: + 40 21 208 0200
Fax: + 40 21 208 0210

Russia

Sun Interbrew
Ul. Krylatskaya, 17
Business Park, Krylatsky Hills, Building A
121614 Moscow
Tel: + 7 495 960 2360
Fax: + 7 495 960 2362

Serbia & Montenegro

Apatinska Pivara
Trg Oslobodjenja 5
25260 Apatin
Tel: + 381 25 783 145
Fax: + 381 25 773 201

Industrija piva i sokova Trebjesa
Njegoseva 18
81400 Niksic, Montenegro
Tel: + 381 83 242 433
Fax: + 381 83 246 572

Slovakia

Staropramen - Slovakia
Trnavská cesta 82
820 12 Bratislava 2
Tel: + 421 2 4911 0500
Fax: + 421 2 4911 0550

Ukraine

Sun Interbrew Ukraine
87 Bozhenko Str.
Kiev, 03150
Tel: + 380 44 201 4000
Fax: + 380 44 490 4009

Asia Pacific Zone

Australia

InBev Market Development - Oceania Representative Office
Suite D, Level 4
140 William Street
East Sydney NSW, 2010
Tel: +61 2 9361 5266
Fax: +61 2 9361 5633

China

InBev Management (Shanghai)
1115-1120
One Corporate Avenue,
222 Hubin Road
Shanghai, 200021
Tel: + 86 21 5382 7878
Fax: +86 21 5382 9670

Singapore

InBev Market Development - Asia Pacific Representative Office
International Building # 11-01
360 Orchard Road
Singapore 238869
Tel: + 65 6738 1742
Fax: + 65 6737 5975

South Korea

Oriental Brewery Company
Hanwon Building
#1449-12 Seocho-dong
Seocho-gu, Seoul 137-070
Tel: + 82 2 2149 5006
Fax: + 82 2 2149 5386

Registered Trademarks

1. **The following brands are registered trademarks of InBev NV/SA or one of its affiliated companies:**

Global brands:
- Stella Artois, Beck's, Brahma and Leffe

Local brands:
- Hoegaarden, Löwenbräu and Staropramen
- Artois Bock, Belle-Vue, Bergenbräu, Boomerang, C.T.S. Scotch, De Neve Gueuze, Ginder Ale, Horse Ale, Hougaerdse Das, Jack-op, Julius, Jupiler, Krüger, Loburg, Palten, Piedboeuf, Safir, Verboden Vrucht, Vieux Temps
- Skol, Antarctica, Fratelli Vita, Bohemia, Guaraná Antarctica, Bare Guarana, Liber, Marathon, Sukita, Kronenbier, Caracu, Polar, Serramalte, Serrana, Original, Nectar, Ouro Fino,
- Astika, Burgasko, Kamenitza, Pleven, Slavena
- Alexander Keith's, Black Label, Blue Star, Boomerang, Club, Crystal, Jockey Club, Kokanee, Kootenay, John Labatt Classic, Labatt, Labatt Wildcat, Lucky, Oland's, Old Mick's, Schooner, Sterling, Winchester, Nordic
- Jinling, Yali, Chunjing, KK, K, Yizhou, Ming Zhou, Pu Tuo Shan, 168, Zi Zhu Lin, Ningbo, Double Deer, Jinlongquan, Santai, Silvery Baisha, Golden Baisha, Baisha, Red Shiliang, Lu Lansha, Double Deer Xinxiandai, Double Deer Chunqing, Yandangshan
- Bozicno Pivo, Izzy, Ozujsko, Tomislav Pivo
- Branik, Ceský Akciovy Pivovar, D Pivo, Kelt, Mestan, Moravar, Ostravar, Velvet, Vratislav
- Beowulf, La Becasse, Lutèce, Moco, Preskil, Platzen, Sernia, Vega, Brussel's Café, Belgian Beer Café, Irish Corner, Au Bureau, Cave à Bières, Bars & Co, Giovanni Baresto, Café in, Charles Antoine
- Cluss, Diebels, Dimix, Dinkelacker, D-Pils, Franziskaner, Gilde, Haake-Beck, Haigerlocher, Hasseröder, Hemelinger, Kloster, Lindener Spezial, Löwen Weisse, Löwen Malz, Lüttje Lagen, Sanwald, Schwaben, Schwarzer Herzog, Sigel Kloster, Spaten, St Pauli Girl, Vitamalz, Wolters, Beck's Beerloft
- Arany Sas, Borsodi, Borostyan, Frisch Fassl, Wundertal, Königsberg, Welsenburg, Riesenbrau, Szent Imre, Reinberger
- Cafri, Cass, OB, Red Rock
- Diekirch, Mousel, Henri Funck
- Nik Gold, Nik Cool, Niksicko Pivo, Niksicko Tamno
- Atlas, Anchor Beer, Breda Royal, Classe Royale, Dommelsch, Dutch Gold, Het Elfde Gebod, Flying Dutchman, Hertog Jan, Jaeger, Magic Malt, Molenbier, Oranjeboom, Phoenix, Pirate, Royal Dutch Post Horn, Three Horses, Trio Stout, Weidmann
- Bergenbier, Hopfen König, Noroc
- Bagbier, Klinskoe, Nashe, Permskoye Gubernskoye, Pikur, Rifey, Sibirskaya Korona, Tolstiak, Volzhanin, Premier, Tinkoff, T, Zooom, Tequiza
- Jelen Pivo, Apa Cola, Apatinsko Pivo, Pils Light
- Chernigivske, Rogan, Taller, Yantar,
- Bass, Barbican, Boddingtons, Campbell's, Castle Eden Ale, English Ale, Flowers, Fowler's Wee Heavy, Gold Label, Mackeson, Tennent's, Trophy, Whitbread
- Rock Green Light, Rolling Rock, Rock Bock

2. **The following brands are Co-owned registered trademarks:**
- PerfectDraft is a registered trademark co-owned by InBev SA and Koninklijke Philips Electronics N.V.
- T in the Park is a registered trademark co-owned by Brandbrew SA and Big Day Out limited.

3. **The following brands are registered trademarks of our partners:**
- Cerveceria Bucanero SA: Bucanero, Cristal, Mayabe
- Zhujiang Beer Group Company: Zhujiang, Zhujiang Fresh, Xuebao, Huaxin, Supra Beer
- In Argentina, Maltería Quilmes S.A.I.C.A y G.: Quilmes, Iguana, Andes, Norte
- In Uruguay, Fabrica Nacional de Cerveza S.A. (affiliate of Quilmes): Norteña, Patricia, Pilsen
- In Paraguay, Cerveceria Paraguaya S.A. (affiliate of Quilmes): Baviera, Pilsen
- In Bolivia, Cerveceria Boliviana Nacional S.A. (affiliate of Quilmes): Paceña, Ducal, Taquiña
- In Chile, Cerveceria Chile S.A. (affiliate of Quilmes): Becker, Baltica

4. **The following brands are registered trademarks under license:**
- Budweiser and Bud Light are registered trademarks of Anheuser-Busch, Incorporated
- Pepsi is a registered trademark of PepsiCo Inc.
- Triple Kola and Concordia are registered trademarks owned by PepsiCo, Inc. (Authorization to use trademarks in Peru)
- 7Up is a registered trademark licensed by Seven Up International
- Efes Pilsener and Caraiman are registered trademarks of Anadolu Efes Biracilik Ve Malt Sanayii AS
- Murphy's is a registered trademark of Heineken Ireland Limited
- Castlemaine XXXX is a registered trademark of Castlemain Perkins Pty Limited
- Holsten is a registered trademark of Holsten-Bräuerei AG

Responsible Editor
Marianne Amssoms

Project Management
Kim Godwin
Anke De Pré

Production Management
Chantal Callewaert
José Gretry
Clare Richardson

Thanks to all our InBev colleagues who have helped make this Annual Report happen

Design and Production
Walking Men
Noir Quadri

Original English version written by
Kirby Hall

Photography
Ivan Abujanra
Karo Avan-Dadaev
Rick Chard
Jeroen de Wit
Ton Hurks
Alex Lam
Danny Willems
Filip Van Loock

Print
Antilope

This report has been printed on chlorine free paper

U kan dit rapport in het Nederlands op onze website consulteren: www.InBev.com
Vous pouvez consulter ce rapport en français sur notre site web: www.InBev.com

InBev NV/SA
Brouwerijplein 1
B-3000 Leuven
Belgium
Tel: +32 16 27 61 11
Fax: +32 16 50 61 11

Register of Companies
0.417.497.106

more on www.InBev.com/AnnualReport2005